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Index to consolidated financial statements

As confidentially submitted to the Securities and Exchange Commission on March 15, 2019,
as Amendment No. 1 to the Confidential Submission.

This draft registration statement has not been publicly filed with the U.S. Securities and
Exchange Commission and all information herein remains strictly confidential.

Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM F-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

Fiverr International Ltd.
(Exact Name of Registrant as Specified in its Charter)

State of Israel (State or Other Jurisdiction of Incorporation or Organization)	7370 (Primary Standard Industrial Classification Code Number)	Not Applicable (I.R.S. Employer Identification No.)

Fiverr International Ltd.
8 Eliezer Kaplan St,
Tel Aviv 6473409, Israel
+972-72-2280910
(Address, including zip code, and telephone number, including area code, of Registrant's principal executive offices)

C T Corporation System
111 Eighth Avenue
New York, NY 10011
(212) 894-8940
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:
Marc D. Jaffe Ian D. Schuman Joshua G. Kiernan Adam J. Gelardi Latham & Watkins LLP 885 Third Avenue New York, New York 10022 Tel: (212) 906-1200 Fax: (212) 751-4864	Itay Frishman Shachar Hadar Miri Shalit Elad Ziv Meitar Liquornik Geva Leshem Tal 16 Abba Hillel Road Ramat Gan 5250608, Israel Tel: +972 (3) 610-3100 Fax: +972 (3) 610-3111	David J. Goldschmidt Yossi Vebman Ryan J. Dzierniejko Skadden, Arps, Slate, Meagher & Flom LLP Four Times Square New York, New York 10036 Tel: (212) 735-3000 Fax: (212) 735-2000	Eran Yaniv Sharon Rosen Fischer Behar Chen Well, Orion & Co. 3 Daniel Frisch St. Tel Aviv 6473104, Israel Tel: +972 (3) 694-4111 Fax: +972 (3) 609-1116

Approximate date of commencement of proposed sale to the public:
As soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.    ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933. Emerging growth company    ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.    ☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Proposed maximum aggregate offering price(1)(2)	Amount of registration fee

Ordinary shares, no par value	$	$

(1)    Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended.

(2)    Includes ordinary shares that may be sold upon exercise of the underwriters' option to purchase additional ordinary shares. See "Underwriting."

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

Subject to completion, dated                     , 2019

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and we are not soliciting offers to buy these securities in any state where the offer or sale is not permitted.

Preliminary prospectus

                    shares

Ordinary shares

This is the initial public offering of Fiverr International Ltd. Prior to this offering, there has been no public market for our ordinary shares. We are selling            ordinary shares. The estimated initial public offering price is between $              and $              per share.

We intend to apply to have the ordinary shares listed on the              under the symbol "FVRR."

We are both an "emerging growth company" and a "foreign private issuer" as defined under the U.S. federal securities laws and, as such, may elect to comply with certain reduced public company reporting requirements. See "Summary—Implications of being an emerging growth company and a foreign private issuer."

	Per share	Total

Public offering price	$	$
Underwriting discounts and commissions(1)	$	$
Proceeds to us (before expenses)	$	$

(1)    We have agreed to reimburse the underwriters for certain expenses in connection with this offering. See "Underwriting" for additional information regarding underwriter compensation.

The underwriters have the option to purchase up to an additional            ordinary shares from us at the initial public offering price, less the underwriting discounts and commissions.

Investing in our ordinary shares involves risks. See "Risk factors" beginning on page 13.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the ordinary shares to purchasers on or about                  , 2019.

J.P. Morgan	Citigroup

Prospectus dated                  , 2019

Neither we nor the underwriters have authorized anyone to provide information different from that contained in this prospectus, any amendment or supplement to this prospectus or in any free writing prospectus prepared by us or on our behalf. Neither we nor the underwriters take any responsibility for, and can provide no assurance as to the reliability of, any information other than the information in this prospectus and any free writing prospectus prepared by us or on our behalf. Neither the delivery of this prospectus nor the sale of our ordinary shares means that information contained in this prospectus is correct after the date of this prospectus. This prospectus is not an offer to sell or the solicitation of an offer to buy these ordinary shares in any circumstances under which such offer or solicitation is unlawful.

For investors outside the United States: Neither we nor any of the underwriters have taken any action that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. You are required to inform yourselves about and to observe any restrictions relating to this offering and the distribution of this prospectus.

i

About this prospectus

Except where the context otherwise requires or where otherwise indicated, the terms "Fiverr," the "Company," "we," "us," "our company" and "our business" refer to Fiverr International Ltd., together with its consolidated subsidiaries as a consolidated entity.

Basis of presentation

Our financial statements have been prepared in accordance with generally accepted accounting principles in the United States ("GAAP"). We present our consolidated financial statements in U.S. dollars.

Our fiscal year ends on December 31 of each year. References to fiscal 2017 and 2017 are references to the fiscal year ended December 31, 2017, and references to fiscal 2018 and 2018 are references to the fiscal year ended December 31, 2018. Some amounts in this prospectus may not total due to rounding. All percentages have been calculated using unrounded amounts.

Throughout this prospectus, we provide a number of key performance indicators used by our management and often used by competitors in our industry. These and other key performance indicators are discussed in more detail in the section entitled "Management's discussion and analysis of financial condition and results of operations—Key financial and operating metrics." We define certain terms used in this prospectus as follows:

•
"Active buyers" as of any given date means buyers who have ordered a Gig on Fiverr within the last 12-month period, irrespective of cancellations.

•
"Buyers" means users who order Gigs on Fiverr.

•
"Gig" or "Gigs" means the services offered on Fiverr.

•
"Gross Merchandise Value" or "GMV" means the total value of transactions processed through our platform, excluding value added tax, goods and services tax, service chargebacks and refunds.

•
"Sellers" or "freelancers" means users who offer Gigs on Fiverr.

•
"Spend per buyer" as of any given date is calculated by dividing our GMV within the last 12-month period by the number of active buyers as of such date.

•
"Take rate" for a given period means revenue for such period divided by GMV for such period.

When we refer in this prospectus to a specific number of buyers or sellers, this represents unique buyers or sellers, as appropriate, who transact on our platform.

ii

Market and industry data

Unless otherwise indicated, information in this prospectus concerning economic conditions, our industry, our markets and our competitive position is based on a variety of sources, including a 2016 McKinsey study "Independent Work Choice: Necessity, and the Gig Economy" (the "McKinsey Independent Work Study"), information from other independent industry analysts and publications, as well as our own estimates and research.

Our estimates are derived from publicly available information released by third-party sources, as well as data from our internal research, which we believe to be reasonable. None of the independent industry publications used in this prospectus were prepared on our behalf.

Trademarks

We have proprietary rights to trademarks used in this prospectus that are important to our business, many of which are registered under applicable intellectual property laws. Solely for convenience, trademarks and trade names referred to in this prospectus may appear without the "®" or "™" symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent possible under applicable law, our rights or the rights of the applicable licensor to these trademarks and trade names. We do not intend our use or display of other companies' trademarks, trade names or service marks to imply a relationship with, or endorsement or sponsorship of us by, any other companies. Each trademark, trade name or service mark of any other company appearing in this prospectus is the property of its respective holder.

iii

Summary

This summary highlights selected information contained elsewhere in this prospectus. This summary does not contain all the information that you should consider before deciding to invest in our ordinary shares. You should read the entire prospectus carefully, including the "Risk factors," "Business," and "Management's discussion and analysis of financial condition and results of operations" sections and our consolidated financial statements and notes to those consolidated financial statements before making an investment decision.

Business overview

Our mission is to change how the world works together. We started with the simple idea that people should be able to buy and sell digital services in the same fashion as physical goods on an e-commerce platform. On that basis, we set out to design a digital marketplace that is built with a comprehensive SKU-like services catalog and an efficient search, find and order process that mirrors a typical e-commerce transaction.

We believe our model reduces friction and uncertainties for both buyers and sellers. At the foundation of our platform lies an expansive catalog with over 200 categories of productized service listings, which we coined as Gigs®. Each Gig has a clearly defined scope, duration and price, along with buyer-generated reviews. Using either our search or navigation tools, buyers can easily find and purchase productized services, such as logo design, video creation and editing, website development and blog writing, with prices ranging from $5 to thousands of dollars. We call this the Service-as-a-Product ("SaaP") model. Our approach fundamentally transforms the traditional freelancer staffing model into an e-commerce-like experience. Since inception, we have facilitated over 50 million transactions between over 5.5 million buyers and more than 830,000 sellers on our platform.

Our business of enabling freelance work is deeply connected to the opportunities that technology has enabled in the modern economy. While businesses want frictionless and seamless access to a global pool of talent, individuals increasingly want to choose where they work, when they work and what they do for work. Our platform was designed to serve these needs. Our buyers include businesses of all sizes, while our sellers are a diverse group of freelancers and small businesses from over 160 countries who tap into our platform to earn their full-time living or augment their income.

As a marketplace, we succeed when our buyers and sellers succeed. We designed our platform to make it easy for our buyers to find and purchase the digital services they are looking for without time-consuming negotiations or uncertainty of pricing, while offering them what we believe to be the best value for their money. At the same time, we enable our sellers to reach a large buyer universe, allowing them to spend more time on doing what they love and are best at, rather than on demand generation, contract negotiation, payment collection and other requirements of running a digital services business.

Technology is at the core of everything we do. Our proprietary machine learning algorithms, together with our dataset on profiling, transaction and user behavior, which rapidly grows with increasing buyer and seller engagement, enable us to personalize our user experience, improve quality and provide a more robust ecosystem. We are focused on constant innovation and have designed our platform such that we can continuously enhance the value we deliver to our buyers and sellers.

We generate revenue through transaction fees and service fees. We have achieved significant growth and scale since inception. In the years ended December 31, 2018 and 2017, our revenue was $75.5 million and

$52.1 million, respectively, a 44.9% increase, and we incurred net losses of $36.1 million and $19.3 million, respectively.

Our market opportunity

The global market for freelancers is large and increasing in size and diversity. We believe the following trends and drivers will continue to shape the future of the freelance industry:

Increasing adoption of freelance work by businesses of all sizes

•
Do-it-for-me movement.  Professionals are increasingly willing to spend money to save time. They hire others with the right skills to do things for them and value convenience, speed and a frictionless on-demand experience while getting the best value for money.

•
Adapting to evolving talent landscape.  Companies of all sizes are looking to benefit from the availability of reliable temporary skilled workers. The increase of available freelance workers coupled with technology-based communications and other tools allows them to find talent more easily and cost effectively than ever before.

•
Employees are increasingly empowered to make their own purchase decisions.  When it comes to the adoption of technology and business tools or the utilization of freelance work, employees are increasingly empowered to make their own purchase decisions in order to drive productivity and efficiency within their organizations.

Mindset shift of the workforce

•
The modern workforce values flexibility and choice.  People increasingly want to choose where they work, when they work and what they do for work. This has contributed to a large increase in "independent work." According to the McKinsey Independent Work Study, over 160 million people in the United States and Europe were engaged in "independent work" in 2016.

•
Technology enables convenient and efficient remote collaboration.  From cloud-based file sharing tools to a wide range of collaboration software, from co-working spaces to remote video conferencing systems, technology has made it easier for people to work together across different physical locations.

Notwithstanding these trends, both businesses and freelancers have traditionally faced significant challenges:

For businesses:

•
Finding the right talent can be difficult and costly.

•
Reference and trust are uncertain.

•
Negotiating price, scope of work and terms is time consuming and inefficient.

For freelancers:

•
Finding jobs is not easy.

•
Winning a job is even harder.

•
Payment is uncertain.

We expect adoption of freelance work by businesses to increase as online solutions, such as our platform, alleviate these traditional challenges. We estimate our total market opportunity within the United States alone to be approximately $100 billion. We derived our estimate based on the latest U.S. Census Bureau Nonemployer Statistics ("NES") data, which includes income data of all U.S. businesses that have no paid employees and are subject to federal income tax, which we believe provides a good proxy for total freelancer income in the United States, filtered by categories most relevant to our marketplace. We believe that our opportunity outside the United States is even larger than our opportunity within the United States given the overall size of global markets outside the United States.

Who we serve

The Fiverr platform is built with a comprehensive SKU-like services catalog and an efficient search, find and order process that mirrors a typical e-commerce transaction.

Our buyers

Our buyers include businesses of all sizes and from various industries. As of December 31, 2018, we served approximately 2.0 million active buyers from over 160 countries across the globe.

Our value proposition to buyers

•
Value for money.  We provide what we believe to be the best value for money for our buyers by alleviating frictions and inefficiencies in the value chain. Our expansive digital services catalog enables us to offer sophisticated browsing and filtering functions. We believe that this results in a lower time-to-hire for buyers compared to traditional offline hiring platforms, saving buyers valuable time.

•
Access to an expansive catalog of digital services.  Our catalog of digital services has over 200 categories and continues to grow and evolve. Prices can range from $5 to thousands of dollars, depending on the scope and perceived quality of each individual Gig.

•
Access to a diverse pool of freelancers.  We provide instant access to hundreds of thousands of freelancers with a broad set of skills. Using Fiverr, buyers can easily connect with these freelancers and get a broad range of digitally delivered services executed quickly and efficiently.

•
Transparency and certainty of price, scope of work and quality.  Our SaaP model enables transparency and certainty when it comes to cost, duration and scope. Our buyer-driven rating system provides a transparent quality rating mechanism for every Gig, helping buyers make informed purchasing decisions.

•
Trusted brand for customer service.  We are relentlessly focused on providing quality customer service to drive repeat purchase behavior. Our dispute resolution technology enables us to flag issues in a timely manner and to guide users to a solution.

Our sellers

In 2018, our platform empowered hundreds of thousands of sellers from over 160 countries across the globe. Our sellers are a diverse group of freelancers who we believe value the flexibility and financial opportunity our platform provides. They range from individuals who use our platform to earn their full-time living to those who augment their income.

Our value proposition to sellers

•
Maximize project pipeline.  Sellers on our platform do not need to bid to win a project. Instead, they list the service on our platform with a well-defined scope, duration and price, and our proprietary technology directly matches them with buyers who are looking for the service they provide. As a result, sellers can list their Gigs on our platform and focus on the work they love doing while maximizing their earning potential.

•
Flexibility and control.  Our platform embraces habitual changes in the workforce and provides freelancers with the ability to find work and offer their services from anywhere in the world at any point in time.

•
Frictionless payment processing.  Getting paid on time after project completion has historically been an uncertain and time-consuming process for sellers. We eliminate this friction by working with third-party agents to collect the funds from the buyer at the time of purchase and timely release them to the seller upon project completion.

•
Credentialed storefront.  We enable our sellers to professionally showcase their services to buyers, establish a track record, develop a buyer base and build a professional reputation on our platform.

•
Business support infrastructure.  We provide access to a robust set of technology tools for our sellers that enable them to manage all of the administrative aspects of their business while allowing them to track their performance and manage their business efficiently.

•
Success management and support.  We provide our sellers with a comprehensive suite of onboarding resources, and our online help desk and offline customer support team provide 24/7 support to ensure sellers succeed in all stages of their freelance journey.

Our strengths

Horizontal platform at scale.    We believe that our approach and global scale provide us with a differentiated and defensible market position. Since inception, we have invested significantly into building our services catalog and attracting users to our marketplace. Today, we facilitate millions of transactions between buyers and sellers across over 200 categories and provide a one-stop shop for digital services. We believe that the breadth and depth of offerings that can be easily searched, found and purchased on our platform coupled with our growing user base provide us with a strong competitive advantage that is difficult to replicate.

Powerful network effect.    The value we provide to our users has allowed us to build one of the largest networks of buyers and freelancers in the world, generating a powerful network effect. As our buyers complete more transactions successfully, they bring us referrals. As our buyer community grows and our seller support functions deepen, more freelancers with high value skills are attracted to our platform. We help sellers build a business and a reputation that perpetuates their success. Fueled by the growth of our seller base and the related expansion of talent breadth and depth, we are able to expand our catalog of Gigs, further accelerating our value proposition to buyers and thus creating a strong growth flywheel.

Scalable Service-as-a-Product marketplace.    The productization of services with a SKU-like approach provides buyers with certainty of cost, duration and scope for their projects. Buyers have access to an extensive catalog of Gigs and can compare and filter across parameters including Gig details, reviews and price. Each Gig page contains comments from previous buyers, allowing buyers to easily make decisions based on their needs, budgets and tastes. Our approach therefore allows Gigs to be bought on a much more frequent basis without the inherent frictions of the traditional hourly based model. This allows us to more easily scale our business as supply of and demand for freelancers increases across the globe.

Efficient marketing and buyer acquisition.    We drive a majority of our buyer acquisition through organic channels, supplemented by efficient performance marketing investments. Our organic buyer growth results from the embedded network effect of our marketplace model and our continued growth in our brand awareness. We continue to diversify and strengthen our performance marketing capabilities and invest in data science technologies to acquire more buyers as well as buyers with higher lifetime value.

Advanced seller infrastructure.    We provide sellers with tools for every step in a transaction from standardized contracts, expense tracking and time tracking to task management and invoicing. These tools are critical to our sellers' businesses and embed us deeply within their workflow, making Fiverr the central hub to manage all of their transactions.

Proprietary technology with deep insights.    Our proprietary machine learning technology and expansive data sets allow us to personalize experiences for both buyers and sellers. We strive to anticipate our buyers' future needs based on their buying behavior and provide category and service recommendations. We also provide deep insights to our sellers through sophisticated data analytics and streamlined software tools so that they can effectively manage their business and maximize earnings.

Our growth opportunities

We intend to grow our business through the following key areas:

•
Bring new buyers to our platform
•
Increase the lifetime value of our buyers
•
Expand our Gig catalog
•
Continue to innovate in technology and services
•
Expand our geographical footprint

Risk factors

Investing in our ordinary shares involves risks. You should carefully consider the risks described in "Risk factors" before making a decision to invest in our ordinary shares. If any of these risks actually occurs, our business, financial condition or results of operations could be materially and adversely affected. In such case, the trading price of our ordinary shares would likely decline, and you may lose all or part of your investment. The following is a summary of some of the principal risks we face:

•
Our growth depends on our ability to attract and retain a large community of buyers and freelancers, and the loss of our buyers and freelancers, or failure to attract new buyers and freelancers, could materially and adversely affect our business.

•
We have incurred operating losses in the past, expect to incur operating losses in the future and may never achieve or maintain profitability.

•
If we fail to maintain and enhance our brand, our business, results of operations and prospects may be materially and adversely affected.

•
If the market for freelancers and the services they offer is not sustained or develops more slowly than we expect, our growth may slow or stall.

•
If user engagement on our website declines for any reason, our growth may slow or stall.

•
If we fail to maintain and improve the quality of our platform, we may not be able to attract and retain buyers and freelancers.

•
We face significant competition, which may cause us to suffer from a weakened market position that could materially and adversely affect our results of operations.

•
Our business may suffer if we do not successfully manage our current and potential future growth.

•
Our user growth and engagement on mobile devices depend upon effective operation with mobile operating systems, networks and standards that we do not control.

•
We or our third-party partners may experience a security breach, including unauthorized parties obtaining access to our users' personal or other data, or any other data privacy or data protection compliance issue.

Corporate information

Our principal executive offices are located at 8 Eliezer Kaplan St., Tel Aviv 6473409, Israel. Our website address is www.fiverr.com, and our telephone number is +972-72-2280910. Information contained on, or that can be accessed through, our website does not constitute a part of this prospectus and is not incorporated by reference herein. We have included our website address in this prospectus solely for informational purposes. Our agent for service of process in the United States is C T Corporation System.

Implications of being an emerging growth company and a foreign private issuer

We qualify as an "emerging growth company" pursuant to the Jumpstart Our Business Startups Act of 2012, as amended (the "JOBS Act"). An emerging growth company may take advantage of specified exemptions from various requirements that are otherwise applicable generally to U.S. public companies. These provisions include:

•
an exemption to include in an initial public offering registration statement only two years of audited financial statements and selected financial data and only two years of related disclosure;

•
reduced executive compensation disclosure; and

•
an exemption from the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002 (the "Sarbanes-Oxley Act") in the assessment of the emerging growth company's internal control over financial reporting.

The JOBS Act also permits an emerging growth company such as us to delay adopting new or revised accounting standards until such time as those standards are applicable to private companies. We may choose to take advantage of some but not all of these reduced reporting burdens.

We will remain an emerging growth company until the earliest of:

•
the last day of our fiscal year during which we have total annual revenue of at least $1.07 billion;

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the last day of our fiscal year following the fifth anniversary of the closing of this offering;

•
the date on which we have, during the previous three-year period, issued more than $1.0 billion in non-convertible debt securities; or

•
the date on which we are deemed to be a "large accelerated filer" under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), which would occur if the market value of our ordinary shares that are held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter.

In addition, upon the closing of this offering, we will report under the Exchange Act as a "foreign private issuer." As a foreign private issuer, we may take advantage of certain provisions under the rules that allow us to follow Israeli law for certain corporate governance matters. Even after we no longer qualify as an emerging growth company, as long as we qualify as a foreign private issuer under the Exchange Act, we will be exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies, including:

•
the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act;

•
the sections of the Exchange Act requiring insiders to file public reports of their share ownership and trading activities and liability for insiders who profit from trades made in a short period of time;

•
the rules under the Exchange Act requiring the filing with the U.S. Securities and Exchange Commission (the "SEC") of quarterly reports on Form 10-Q containing unaudited financial and other specified information, or current reports on Form 8-K, upon the occurrence of specified significant events; and

•
Regulation Fair Disclosure ("Regulation FD"), which regulates selective disclosures of material information by issuers.

Foreign private issuers, like emerging growth companies, also are exempt from certain more stringent executive compensation disclosure rules. Thus, if we remain a foreign private issuer, even if we no longer qualify as an emerging growth company, we will continue to be exempt from the more stringent compensation disclosures required of public companies that are neither an emerging growth company nor a foreign private issuer.

We may take advantage of these exemptions until such time as we are no longer a foreign private issuer. We are required to determine our status as a foreign private issuer on an annual basis at the end of our second fiscal quarter. We would cease to be a foreign private issuer at such time as more than 50% of our outstanding voting securities are held by U.S. residents and any of the following three circumstances applies:

•
the majority of our executive officers or directors are U.S. citizens or residents;

•
more than 50% of our assets are located in the United States; or

•
our business is administered principally in the United States.

The offering

Ordinary shares offered by us	ordinary shares.
Option to purchase additional ordinary shares	We have granted the underwriters an option for a period of 30 days after the date of this prospectus to purchase up to additional ordinary shares.
Ordinary shares to be outstanding after this offering	ordinary shares (or ordinary shares if the underwriters exercise their option to purchase additional ordinary shares in full).
Use of proceeds
We estimate that the net proceeds to us from this offering will be approximately $ million, assuming an initial public offering price of $ per share, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

The principal purposes of this offering are to obtain additional working capital and to create a public market for our ordinary shares. We intend to use the net proceeds from this offering for working capital, to fund growth and for other general corporate purposes. See "Use of proceeds."
Dividend policy
We do not currently intend to pay cash dividends on our ordinary shares for the foreseeable future. However, if we do pay a cash dividend on our ordinary shares in the future, we will pay such dividend out of our profits (subject to solvency requirements) as permitted under the laws of Israel. Our board of directors has complete discretion regarding the declaration and payment of dividends. See "Dividend policy."
Risk factors	See "Risk factors" and other information included in this prospectus for a discussion of factors you should carefully consider before deciding to invest in our ordinary shares.
Listing	We intend to apply to list our ordinary shares on under the symbol "FVRR."

The number of our ordinary shares to be outstanding after this offering is based on                  ordinary shares outstanding as of December 31, 2018. The number of ordinary shares to be outstanding after this offering excludes:

•
                  ordinary shares issuable upon the exercise of options outstanding under our share option plan as of December 31, 2018, at a weighted average exercise price of $                  per share; and

•
                  ordinary shares reserved for future issuance under our share option plans as described in "Management—Share option plans."

Unless otherwise indicated, all information in this prospectus assumes or gives effect to:

•
a              for              split of our ordinary shares, which will occur prior to the closing of this offering;

•
the adoption of our amended and restated articles of association upon the closing of this offering, which will replace our articles of association as currently in effect, upon which all special protective rights granted under our articles of association as currently in effect shall be terminated;

•
no exercise of the outstanding options described above after December 31, 2018;

•
no exercise by the underwriters of their option to purchase up to                  additional ordinary shares; and

•
an initial public offering price of $                  per ordinary share, which is the midpoint of the price range set forth on the cover page of this prospectus.

Summary consolidated financial and other data

The following tables present our summary consolidated financial and other data. We prepare our consolidated financial statements in accordance with GAAP. The summary historical consolidated financial data as of December 31, 2018 and 2017 and for the year ended December 31, 2018 and 2017 has been derived from our audited consolidated financial statements, which are included elsewhere in this prospectus. Our historical results for any prior period are not necessarily indicative of results expected in any future period.

The financial data set forth below should be read in conjunction with, and is qualified by reference to, "Management's discussion and analysis of financial condition and results of operations" and the consolidated financial statements and notes thereto included elsewhere in this prospectus.

	Year ended December 31,
	2018	2017

	(in thousands, except share and per share data)
Consolidated Statement of Operations:
Revenue	$75,503	$52,112
Cost of revenue(1)	15,621	13,362

Gross profit	59,882	38,750
Operating expenses:
Research and development(1)	26,035	16,074
Sales and marketing(1)	49,720	33,772
General and administrative(1)	20,596	8,427

Total operating expenses	96,351	58,273

Operating loss	(36,469)	(19,523)
Financial income, net	408	493

Loss before income taxes	(36,061)	(19,030)
Income taxes	—	(294)

Net loss	$(36,061)	$(19,324)

Basic and diluted net loss per share attributable to ordinary shareholders	$(0.81)	$(0.45)
Basic and diluted weighted average ordinary shares outstanding	44,457,927	42,516,963

(1)
Amounts include share-based compensation expense as follows:

	Year ended December 31,
	2018	2017

Cost of revenue	$12	$20
Research and development	731	286
Sales and marketing	1,480	836
General and administrative	9,425	261

	$11,648	$1,403

	Year ended December 31,
	2018	2017

	(in thousands)
Consolidated Statement of Cash Flows:
Net cash used in operating activities	$(51,676)	$(5,263)
Net cash provided by investing activities	26,067	5,083
Net cash provided by financing activities	53,888	1,253

	As of or for the year ended December 31,
	2018	2017

Selected Other Data(2):
Active buyers (in millions)	2.0	1.8
Spend per buyer	$145	$119
Adjusted EBITDA (in thousands)(3)	$(21,007)	$(17,030)

	As of December 31, 2018
	Actual	As adjusted(4)

		(in thousands)
Consolidated Balance Sheet:
Cash and cash equivalents	$55,955
Total assets	111,030
Total liabilities	57,056
Share capital and additional paid-in capital	178,164
Accumulated deficit	(123,592)
Total shareholders' equity	$53,974

(2)    See the definitions of key operating and financial metrics in "Management's discussion and analysis of financial condition and results of operations—Key financial and operating metrics."

(3)    Adjusted EBITDA is a supplemental measure of our performance that is not required by, or presented in accordance with, GAAP. Adjusted EBITDA should not be considered as an alternative to net loss as a measure of financial performance.

We define Adjusted EBITDA as net loss before financial income, net, income taxes, and depreciation and amortization, further adjusted for share-based compensation expense and acquisition-related costs. Adjusted EBITDA is included in this prospectus because it is a key metric used by management and our board of directors to assess our financial performance. Adjusted EBITDA is frequently used by analysts, investors and other interested parties to evaluate companies in our industry. Management believes that Adjusted EBITDA is an appropriate measure of operating performance because it eliminates the impact of expenses that do not relate directly to the performance of the underlying business.

Adjusted EBITDA is not a GAAP measure of our financial performance or liquidity and should not be considered as an alternative to net loss as a measure of financial performance, as an alternative to cash flows from operations as a measure of liquidity, or as an alternative to any other performance measure derived in accordance with GAAP. Adjusted EBITDA should not be construed as an inference that our future results will be unaffected by unusual or other items. Additionally, Adjusted EBITDA is not intended to be a measure of free cash flow for management's discretionary use, as it does not reflect our tax payments and certain other cash costs that may recur in the future, including, among other things, cash requirements for costs to replace assets being depreciated and amortized. Management compensates for these limitations by relying on our GAAP results in addition to using Adjusted EBITDA as a supplemental measure. Our measure of Adjusted EBITDA is not necessarily comparable to similarly titled captions of other companies due to different methods of calculation.

The following table reconciles Adjusted EBITDA to the most directly comparable GAAP financial performance measure, which is net loss:

	Year ended December 31,
	2018	2017

	(in thousands)
Net loss	$(36,061)	$(19,324)
Financial income, net	(408)	(493)
Income taxes	—	294
Depreciation and amortization	2,250	1,090
Share-based compensation(a)	11,648	1,403
Acquisition-related cost(b)	1,564	—

Adjusted EBITDA	$(21,007)	$(17,030)

  (a)    Represents non-cash share-based compensation expense.

  (b)   Represents acquisition related costs in connection with our acquisition of And Co. in January 2018. These costs include compensation subject to continuing employment, signing bonuses to certain employees and other acquisition-related costs.

(4)   As adjusted information gives effect to the issuance of                  ordinary shares in this offering at the assumed initial public offering price of $                  per ordinary share, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting underwriting discounts and commissions and estimated offering expenses payable by us. A $1.00 increase or decrease in the assumed initial public offering price of $                  per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase or decrease the as adjusted amount of each of total assets and total shareholders' equity by approximately $                  million, assuming the number of ordinary shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. An increase or decrease of 1,000,000 shares in the number of ordinary shares offered by us, as set forth on the cover page of this prospectus, would increase or decrease the as adjusted amount of each of total assets and total shareholders' equity by approximately $                  million, assuming no change in the assumed initial public offering price of $                  per share, which is the midpoint of the price range set forth on the cover page of this prospectus, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

Risk factors

You should carefully consider the risks described below before making an investment decision. Additional risks not presently known to us or that we currently deem immaterial may also impair our business operations. Our business, financial condition or results of operations could be materially and adversely affected by any of these risks. The trading price and value of our ordinary shares could decline due to any of these risks, and you may lose all or part of your investment. This prospectus also contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including the risks faced by us described below and elsewhere in this prospectus.

Risks relating to our business and industry

Our growth depends on our ability to attract and retain a large community of buyers and freelancers, and the loss of our buyers and freelancers, or failure to attract new buyers and freelancers, could materially and adversely affect our business.

The size of our community of users, including both buyers and freelancers, is critical to our success. Over the past few years, we have experienced strong growth in the number of users on our platform, including the number of active buyers, but we do not know whether we will be able to achieve similar user growth rates in the future. Freelancers have many different ways of marketing their services and securing buyers, including meeting and contacting prospective buyers through other platforms, advertising to prospective buyers online or offline through other methods, signing up for online or offline third-party agencies or staffing firms or finding employment full-time or part-time through an agency or directly with a business. Buyers have similarly diverse options to find freelancers, such as engaging freelancers directly, finding freelancers through other online or offline platforms or through staffing firms and agencies or hiring temporary, full-time, or part-time employees. Any decrease in the attractiveness of our platform relative to these other options available to buyers and freelancers could lead to decreased engagement on our platform, which could result in a drop in revenue on our platform. In addition, a drop in engagement from buyers could lead to diminished network effects and decrease the attractiveness of our platform to freelancers. If we fail to attract new freelancers or our existing freelancers decrease their use of or cease using our platform, the quality or types of services provided by freelancers that use our platform are not satisfactory to buyers, or freelancers increase their fees for services beyond the level that buyers are willing to pay, buyers may decrease their use of, or cease using, our platform.

Key factors in attracting and retaining buyers include our ability to grow our brand awareness, attract and retain high-quality freelancers and increase the quantity and quality of Gigs posted on our platform. A key factor in attracting and retaining freelancers, in turn, is maintaining and increasing the number of buyers using our platform. Thus, achieving growth in our community of buyers and freelancers may require us to increasingly engage in sophisticated and costly sales and marketing efforts that may not result in additional users. We may also need to modify our pricing model to attract and retain such users.

Users can generally decide to cease using our platform at any time. Users may stop using our platform and related services if the quality of the user experience on our platform, including our support capabilities in the event of a problem, does not meet their expectations or keep pace with the quality of the user experience generally offered by competitive products and services. Users may also choose to cease using our platform if they perceive that our pricing model is not in line with the value they derive from our platform or for other reasons. In addition, expenditures by buyers may be cyclical and be affected by adverse changes in overall economic conditions or budgeting patterns. If we fail to attract new users or fail to maintain existing users, our revenue may grow more slowly than expected and our business could be materially and adversely affected.

We have incurred operating losses in the past, expect to incur operating losses in the future and may never achieve or maintain profitability.

We incurred a net loss of $36.1 million in 2018, and we expect to incur net losses for the foreseeable future. We expect to continue the development and expansion of our business, and we anticipate additional costs in connection with legal, accounting and other administrative expenses related to operating as a public company. While our revenue has grown in recent years, if our revenue declines or fails to grow at a rate sufficient to offset increases in our operating expenses, we will not be able to achieve and maintain profitability in future periods. As a result, we may continue to generate losses. We cannot ensure that we will achieve profitability in the future or that, if we do become profitable, we will be able to sustain profitability.

If we fail to maintain and enhance our brand, our business, results of operations and prospects may be materially and adversely affected.

We believe that maintaining and enhancing our brand are of significant importance to the success of our business. A well-recognized brand is critical to increasing the number and the level of engagement of freelancers and, in turn, enhancing our attractiveness to buyers. Successful promotion of our brand and our platform depends on, among other things, the effectiveness of our marketing efforts, our ability to provide a reliable, trustworthy and useful platform, the perceived value of our platform and our ability to provide quality support. In order to maintain and enhance our brand, we will need to continuously invest in marketing programs that may not be successful in achieving meaningful awareness levels. We aim to achieve time to return on investment ("tROI"), which represents the total amount of time required for us to recover performance marketing investments in a given buyer cohort from the revenue that cohort generates, within one year or less. However, brand promotion activities may not yield increased revenue, and even if they do, the increased revenue may not offset the expenses we incur in building and maintaining our brand. We have conducted and may continue to conduct various marketing and brand promotion activities, including print advertisements. We cannot assure you, however, that these activities will be successful or that we will be able to achieve the brand awareness we expect. In addition, our competitors may increase the intensity of their marketing campaigns, which may force us to increase our advertising spend to maintain our brand awareness.

In addition, any negative publicity relating to our platform, regardless of its veracity, could harm our brand. If our brand is harmed, we may not be able to grow or maintain our freelancer base, and our business, prospects, financial condition and results of operations could be materially and adversely affected. Further, activities of users that are deemed to be hostile, offensive or inappropriate to other users, including users acting under false or inauthentic identities, could damage our brand or harm our ability to expand our user base. We do not monitor or review the appropriateness of the content generated by users or have control over the activities in which our users engage. While we have adopted policies regarding illegal or offensive use of our platform by our users and retain authority to remove user generated content that violates our policies, users could nonetheless engage in these activities. The safeguards we have in place may not be sufficient to avoid harm to our brand, especially if such hostile, offensive or inappropriate use was high profile.

If the market for freelancers and the services they offer is not sustained or develops more slowly than we expect, our growth may slow or stall.

The market for freelancers and the services they offer is relatively new, rapidly evolving and unproven. Our future success will depend in large part on the continued growth and expansion of this market and the willingness of businesses to engage freelancers to provide services. It is difficult to predict the size or rate of expansion of this market, or the extent to which technological or other developments will impact the overall demand for freelancers. Further, many businesses may be unwilling to engage freelancers for a variety of reasons, including perceived negative connotations with outsourcing work or security concerns. If the market for freelancers and the services they offer does not achieve widespread adoption, or there is a reduction in demand for freelancer services, particularly demand for information technology services, our business, prospects, financial condition and results of operations could be materially and adversely affected.

If user engagement on our website declines for any reason, our growth may slow or stall.

Our ability to maintain the number of visitors directed to our website is not entirely within our control. We depend in part on various internet search engines and other channels to direct a significant number of users to our website. Search engine companies change their natural search engine algorithms periodically, and our ranking in natural searches may be adversely affected by those changes, as has occurred from time to time. Search engine companies may also determine that we are not in compliance with their guidelines and consequently penalize us in their algorithms as a result. If search engines change or penalize us with their algorithms, terms of service, display or featuring of search results, we may be unable to cost-effectively drive users to our platform. Additionally, our competitors' search engine optimization efforts may result in their websites receiving a higher search result page ranking than ours. This could decrease user engagement on our website and adversely affect the growth in our user base, and our business, prospects, financial condition and results of operations could be materially and adversely affected.

If we fail to maintain and improve the quality of our platform, we may not be able to attract and retain buyers and freelancers.

To satisfy both buyers and freelancers, we need to continue to improve their user experience as well as innovate and introduce features and services that users find useful and that cause them to use our platform more frequently. This includes improving our technology to optimize search results, tailoring our database to additional geographic and market segments and improving the user-friendliness of our platform and our ability to provide high-quality support. Our users depend on our support organization to resolve issues relating to our platform. Our ability to provide effective support is largely dependent on our ability to attract and retain employees who are well versed in our platform. As we continue to grow our international user base, our support organization will face additional challenges, including those associated with continuing to deliver support in languages other than English. Any failure to maintain high-quality support, or a market perception that we do not maintain high-quality support, could harm our reputation or adversely affect our ability to market the benefits of our platform to existing and prospective users.

In addition, we need to adapt, expand and improve our platform and user interfaces to keep up with changing user preferences. We invest substantial resources in researching and developing new features and enhancing our platform by incorporating these new features, improving functionality and adding other improvements to meet our users' evolving demands. The success of any enhancements or improvements to our platform or any new features depends on several factors, including timely completion, adequate quality testing, integration with technologies on our platform and third-party partners' technologies and overall market acceptance. Because further development of our platform is complex, challenging and dependent upon an array of factors, the timetable for the release of new features and enhancements to our platform is difficult to predict, and we may not offer new features as rapidly as users of our platform require or expect. For example, with the growing propensity of our users to use mobile devices as their main Gig searching and management devices, we will need to continue modifying and updating our mobile apps to successfully manage the transition of our users to mobile devices.

It is difficult to predict the problems we may encounter in introducing new features to our platform, and we may need to devote significant resources to the creation, support and maintenance of these features. We provide no assurances that our initiatives to improve our user experience will be successful. We also cannot predict whether any new features will be well received by users, or whether improving our platform will be successful or sufficient to offset the costs incurred to offer these new features. If we are unable to improve or maintain the quality of our platform, our business, prospects, financial condition and results of operations could be materially and adversely affected.

We face significant competition, which may cause us to suffer from a weakened market position that could materially and adversely affect our results of operations.

Successful execution of our strategy depends on our ability to attract and retain users, expand the market for our platform, maintain a technological edge and provide value to our users. We face competition from a number of online and offline platforms and competitors that offer freelance services as part of their broader services portfolio. Our main competitors fall into the following categories:

•
traditional contingent workforce and staffing service providers and other outsourcing providers;

•
online freelancer platforms that serve a diverse range of skill categories;

•
other online and offline providers of products and services that allow freelancers to find work or to advertise their services, including personal and professional social networks, employment marketplaces, recruiting websites, job boards, classified ads and other traditional means of finding work;

•
software and business services companies focused on talent acquisition, management or staffing management products and services; and

•
businesses that provide specialized, professional services, including consulting, accounting, marketing and information technology services.

Internationally, we compete in most countries against online and offline channels and products and services with a local presence. These local competitors might have greater brand recognition than we have in their local country and a stronger understanding of the local culture and commerce. They may also offer their products and services in local languages that we do not currently offer. As our business grows internationally, we may increasingly compete with these local and regional companies.

In addition, well-established internet companies, social networking websites and career-related internet portals have entered or may decide to target the market for freelance services, and some of these companies have launched products and services that directly compete with our platform. These or other powerful companies that have extensive and loyal user bases in the geographic markets where we operate may decide to directly target our users, thereby intensifying competition in the freelance services market. Although professional social networking businesses with online recruitment functions historically have not had significant market positions in the market for freelance services, these businesses may dedicate resources to expand their operations and as a result, become a significant competitive threat in the future.

Social networks may benefit from access to large pools of potential purchasers of freelance services and a broad range of user information that freelancers could leverage to tailor their services.

Current competitors may also consolidate or be acquired by an existing or prospective competitor, which could result in the emergence of a stronger competitor, leading to a potential loss of our market share. There can be no assurances that we will maintain our strong position among freelance services marketplaces, particularly if our key competitors consolidate or if large search engines, social media companies or other online platforms successfully leverage their large user bases to penetrate our markets.

Many of our current and potential competitors, both online and offline, enjoy substantial competitive advantages, such as greater name recognition, longer operating histories, greater financial, technical and other resources, and, in some cases, the ability to rapidly combine online platforms with traditional staffing and contingent worker solutions. These companies may use these advantages to offer solutions similar to our platform at a lower price, develop different products and services to compete with our platform, spend more on advertising and brand marketing, invest more in research and development, or respond more quickly and effectively than we do to new or changing opportunities, technologies, standards, regulatory conditions or user preferences or requirements. As a result, our users may decide to shift from utilizing our platform to utilizing our competitors' products, services and solutions.

Our business may suffer if we do not successfully manage our current and potential future growth.

We have grown significantly in recent years and we intend to continue to expand the scope and geographic reach of our platform. Our anticipated future growth will likely place significant demands on our management and operations. Our success in managing our growth will depend, to a significant degree, on the ability of our executive officers and other members of senior management to operate effectively, and on our ability to improve and develop our financial and management information systems, controls and procedures. In addition, we will likely have to successfully adapt our existing systems and introduce new systems, expand, train and manage our employees and improve and expand our marketing capabilities.

If we are unable to properly and prudently manage our operations as they grow, or if the quality of our platform or support deteriorates due to mismanagement, our brand name and reputation could be severely harmed, and our business, prospects, financial condition and results of operations could be materially and adversely affected.

Our user growth and engagement on mobile devices depend upon effective operation with mobile operating systems, networks and standards that we do not control.

Mobile devices are increasingly used for marketplace transactions. A growing portion of our users access our platform through mobile devices. There is no guarantee that popular mobile devices will continue to support our platform or that mobile device users will use our platform rather than competing products. We are dependent on the interoperability of our platform with popular mobile operating systems that we do not control, such as Android and iOS, and any changes in such systems that degrade the functionality of our website or apps or give preferential treatment to competitors could adversely affect our platform's usage on mobile devices. Additionally, in order to deliver a high-quality mobile user experience, it is important that our platform is designed effectively and works well with a range of mobile technologies, systems, networks and standards that we do not control. We may not be successful in developing relationships with key participants in the mobile industry or in developing features that operate effectively with these technologies, systems, networks or standards. In the event that it is more difficult for our users to access and use our platform on their mobile devices or users find our mobile offering does not effectively meet their needs, our competitors develop products and services that are perceived to operate more effectively on mobile devices or our users choose not to access or use our platform on their mobile devices or use mobile products that do not offer access to our platform, our user growth and user engagement could be adversely impacted.

We or our third-party partners may experience a security breach, including unauthorized parties obtaining access to our users' personal or other data, or any other data privacy or data protection compliance issue.

Our business involves the storage, processing and transmission of users' proprietary, confidential and personal data as well as the use of third-party partners who store, process and transmit users' proprietary, confidential and personal data. We also maintain certain other proprietary and confidential data relating to our business and personal data of our personnel and job applicants. Any security breach or incident that we experience could result in unauthorized access to, misuse of, or unauthorized acquisition of our or our users' data, the loss, corruption, or alteration of this data, interruptions in our operations, or damage to our computers or systems or those of our users. We have experienced such cybersecurity incidents in the past and may experience incidents in the future. For example, in November 2018, an unauthorized party accessed accounts of several thousand users using valid login credentials of users. Based on our examination, we believe that the login details (emails and passwords) were compromised in other known data breaches that have occurred in the past in other organizations unrelated to Fiverr. We have not identified and are not aware of any breach of our systems in connection with this incident. Once we identified this incident, we forced log-out from the affected accounts, the passwords were reset, and the affected users were required to change their password to a new one in order to use their account. We reported this incident to the relevant privacy protection authorities, and the Israeli Privacy Protection Authority initiated an administrative supervision procedure in December 2018 in connection with which we have provided certain information and materials as requested.

Any such incidents could expose us to claims, litigation, regulatory or other governmental investigations, administrative fines and potential liability. An increasing number of online services have disclosed breaches of their security, some of which have involved sophisticated and highly targeted attacks on portions of their services. Because the techniques used to obtain unauthorized access, disable or degrade service, or sabotage systems change frequently and often are not foreseeable or recognized until launched against a target, we and our third-party partners may be unable to anticipate these techniques or implement adequate preventative measures. If an actual or perceived breach of our or our third-party partners' security occurs, public perception of the effectiveness of our security measures and brand could be harmed, and we could lose users. Data security breaches and other cybersecurity incidents may also result from non-technical means, for example, actions by employees or contractors. Any compromise of our or our third-party partners' security could result in a violation of applicable security, privacy or data protection, consumer and other laws, regulatory or other governmental investigations, enforcement actions and legal and financial exposure, including potential contractual liability, in all cases that may not always be limited to the amounts covered by our insurance. Any such compromise could also result in damage to our brand and a loss of confidence in our security and privacy or data protection measures.

Our and our third-party partners' systems may be vulnerable to computer viruses and other malicious software, physical or electronic break-ins, or weakness resulting from intentional or unintentional actions by us, our third-party partners or our service providers, as well as similar disruptions that could make all or portions of our website or apps unavailable for periods of time. While we currently employ various antivirus and computer protection software in our operations, we cannot assure you that such protections will in all cases successfully prevent hacking or the transmission of any computer virus or malware, which could result in significant damage to our hardware and software systems and databases, disruptions to our business activities, including to our e-mail and other communications systems, breaches of security and the inadvertent disclosure of personal, confidential or sensitive data, interruptions in access to our website through the use of "denial of service" or similar attacks and other material adverse effects on our operations.

Further, we may need to expend significant resources to protect against, and to address issues created by, security breaches and other incidents. Security breaches and other security incidents, including any breaches of our security measures or those of parties with which we have commercial relationships (e.g., third-party service providers who provide development or other services to us) that result in the unauthorized access of users' confidential, proprietary or personal data, or the belief that any of these have occurred, could damage our reputation and expose us to a risk of loss or litigation and possible liability. Significant unavailability of our platform due to attacks could cause users to cease using our platform and materially and adversely affect our business, prospects, financial condition and results of operations. Although we maintain cybersecurity liability insurance, we cannot be certain our coverage will be adequate for liabilities actually incurred or will continue to be available to us on reasonable terms, or at all.

Many jurisdictions have or are considering enacting privacy or data protection laws or regulations relating to the collection, use, storage, transfer, disclosure and/or other processing of personal data. Such laws and regulations may include data residency or data localization requirements (which generally require that certain types of data collected within a certain country be stored and processed within that country), data export restrictions or international transfer laws (which prohibit or impose conditions upon the transfer of such data from one country to another), requirements that companies implement privacy or data protection and security policies, or requirements that companies grant individuals certain rights, such as the right to access, correct and delete personal data stored or maintained by such companies, be informed of security breaches that affect their personal data or provide consent to use their personal data for other purposes. While we have implemented various measures intended to enable us to comply with applicable privacy or data protection laws, regulations and contractual obligations, these measures may not always be effective and do not guarantee compliance. In addition, privacy or data protection laws and regulations may be modified, interpreted and applied in an inconsistent manner from one jurisdiction to another, and may conflict with one another, other requirements or legal obligations, or our practices. Further, the existence and need to comply in certain markets could impact our ability to offer our platform in those markets (without taking additional compliance steps). Cultural norms around privacy or data protection also vary from country to country and can drive a need to localize or customize certain features of our platform in order to address varied privacy or data protection concerns, which can add cost and time to our development of new features and platform enhancements.

Changes in laws or regulations relating to consumer data privacy or data protection, or any actual or perceived failure by us to comply with such laws and regulations or our privacy policies, could materially and adversely affect our business.

We receive, collect, store, process, transfer and use personal information and other user data. The effectiveness of our technology, including our AI and platforms, and our ability to offer our platform to users rely on the collection, storage and use of this data concerning freelancers and other users, including personally identifying or other sensitive data. Our collection and use of this data might raise privacy and data protection concerns, which could negatively impact the demand for our services. Privacy and data protection laws could restrict or add regulatory and compliance processes to our ability to effectively use and profit from those services.

There are numerous federal, state and international laws and regulations regarding privacy, data protection, information security and the collection, storing, sharing, use, processing, transfer, disclosure and protection of personal information and other content, the scope of which are changing, subject to differing interpretations, and may be inconsistent among countries or conflict with other laws and regulations. We are also subject to the terms of our privacy policies and obligations to third parties related to privacy, data protection and information security. We strive to comply with applicable laws, regulations, policies and other legal obligations relating to privacy, data protection and information security to the extent possible. However, the regulatory framework for privacy and data protection worldwide is, and is likely to remain for the foreseeable future, uncertain and complex, and it is possible that these or other actual or alleged obligations may be interpreted and applied in a manner that we do not anticipate or that is inconsistent from one jurisdiction to another and may conflict with other rules or our practices. Further, any significant change to applicable laws, regulations or industry practices regarding the collection, use, retention, security or disclosure of personal data, or their interpretation, or any changes regarding the manner in which the consent of users or other data subjects for the collection, use, retention or disclosure of such data must be obtained, could increase our costs and require us to modify our services and features, possibly in a material manner, which we may be unable to complete, and may limit our ability to store and process user data or develop new services and features.

If we were found in violation of any applicable privacy or data protection laws or regulations, our business may be materially and adversely affected and we would likely have to change our business practices and potentially the services and features available through our platform. In addition, these laws and regulations could impose significant costs on us and could make it more difficult for us to use our current technology to promote certain Gigs and connect freelancers with buyers. In addition, if a breach of data security were to occur, or other violation of privacy or data protection laws and regulations were to be alleged, solutions may be perceived as less desirable and our business, prospects, financial condition and results of operations could be materially and adversely affected.

We also expect that there will continue to be new laws, regulations and industry standards concerning privacy, data protection and information security proposed and enacted in various jurisdictions. For example, European legislators adopted the GDPR, which became effective on May 25, 2018, and are now in the process of finalizing the ePrivacy Regulation to replace the European ePrivacy Directive (Directive 2002/58/EC as amended by Directive 2009/136/EC). The GDPR, supplemented by national laws (such as, in the UK, the Data Protection Act 2018) and further implemented through binding guidance from the European Data Protection Board ("EDPB"), imposes more stringent European Union data protection requirements and provides for significant penalties for noncompliance. The GDPR created new compliance obligations applicable to our business and users, which could cause us to change our business practices, and increases financial penalties for noncompliance (including possible fines of up to the greater of €20 million and 4% of our global annual turnover for the preceding financial year for the most serious violations, as well as the right to compensation for financial or non-financial damages claimed by any individuals under Article 82 of the GDPR). We are taking steps to comply with the GDPR but this is an ongoing compliance process. Additionally, in June 2018, California passed the California Consumer Privacy Act ("CCPA"), which provides new data privacy rights for consumers and new operational requirements for companies, effective in 2020. We cannot yet predict the impact of the CCPA on our business or operations, but it may require us to modify our data practices and policies and to incur substantial costs and expenses in an effort to comply. Further, the United Kingdom's initiating a process to leave the European Union has created uncertainty with regard to the regulation of data protection in the United Kingdom. In particular, the United Kingdom has brought the GDPR into domestic law with the Data Protection Act 2018 which will remain in force, even if and when the United Kingdom leaves the European Union. See "Business—

Government Legislation and Regulation—Data Protection—Europe." In addition, failure to comply with the Israeli Privacy Protection Law, 1981, and its regulations as well as the guidelines of the Israeli Privacy Protection Authority (referred to together as the "Privacy Law"), may expose us to administrative fines, civil claims (including class actions) and in certain cases criminal liability. Current pending legislation may result in a change of the current enforcement measures and sanctions.

Any failure or perceived failure by us to comply with our posted privacy policies, our privacy-related obligations to users or other third parties, or any other legal obligations or regulatory requirements relating to privacy, data protection or information security may result in governmental investigations or enforcement actions, litigation, claims or public statements against us by consumer advocacy groups or others and could result in significant liability, cause our users to lose trust in us, and otherwise materially and adversely affect our reputation and business. Furthermore, the costs of compliance with, and other burdens imposed by, the laws, regulations and policies that are applicable to the businesses of our users may limit the adoption and use of, and reduce the overall demand for, our platform. Additionally, if third parties we work with violate applicable laws, regulations or agreements, such violations may put our users' data at risk, could result in governmental investigations or enforcement actions, fines, litigation, claims, or public statements against us by consumer advocacy groups or others and could result in significant liability, cause our users to lose trust in us and otherwise materially and adversely affect our reputation and business. Further, public scrutiny of, or complaints about, technology companies or their data handling or data protection practices, even if unrelated to our business, industry or operations, may lead to increased scrutiny of technology companies, including us, and may cause government agencies to enact additional regulatory requirements, or to modify their enforcement or investigation activities, which may increase our costs and risks.

We have a limited operating history under our current platform and pricing model, which makes it difficult to evaluate our business and prospects and increases the risks associated with your investment, and any future changes to our pricing model could materially and adversely affect our business.

We currently primarily derive our revenue from transaction fees and service fees. If we are unable to maintain a large community of users or we are unable to respond successfully to technological or industry developments, or if for any other reason the perceived value of our platform to freelancers or buyers is adversely affected, we may be forced to lower our take rate. Our take rate may also fluctuate from period to period.

In recent years, we implemented a significant change to our pricing model, including our take rate, which enabled freelancers to list Gigs with base prices higher than $5 and to set different formats and prices for each Gig. As a result, we have only limited experience with our current pricing model, which makes it difficult to evaluate our business and future prospects and to plan for and model future growth. Our historical revenue growth should not be considered indicative of our future performance. We have encountered, and will continue to encounter, risks and difficulties frequently experienced by growing companies in rapidly changing industries, including difficulties in our ability to achieve market acceptance of our platform and attract and retain users, as well as increasing competition and increasing expenses as we continue to grow our business. As a result, we may from time to time decide to make further changes to our pricing model due to a variety of factors, including changes in the market for our platform and competitors introducing new products and services. We may not be successful in addressing these and other challenges we may face in the future and changes to our pricing model may, among other things, result in user dissatisfaction and could lead to a loss of users on our platform.

Errors, defects or disruptions in our platform could diminish our brand, subject us to liability, and materially and adversely affect our business, prospects, financial condition and results of operations.

Any errors, defects, or disruptions in our platform, or other performance problems with our platform could harm our brand and may damage the businesses of our users. Our online systems, including our website and mobile apps, could contain undetected errors, or "bugs," that could adversely affect their performance. Additionally, we regularly update and enhance our website, platform and our other online systems and introduce new versions of our software products and apps. These updates may contain undetected errors when first introduced or released, which may cause disruptions in our services and may, as a result, cause us to lose market share, and our brand, business, prospects, financial condition and results of operations could be materially and adversely affected.

Our platform contains open source software components, and failure to comply with the terms of the underlying licenses could restrict our ability to market or operate our platform.

We use open source software in connection with our technology and services. Some open source software licenses require those who distribute open source software as part of their software to publicly disclose all or part of the source code (including proprietary code) to such software and/or make available any derivative works of the open source code on unfavorable terms or at no cost. The use of such open source code may ultimately require us to replace certain code used on our platform or discontinue certain aspects of our platform. From time to time, we may face claims from third parties claiming infringement of their intellectual property rights, or demanding the release or license of the open source software or derivative works that we developed using such software (which could include our proprietary source code) or otherwise seeking to enforce the terms of the applicable open source license. These claims could result in litigation and could require us to pay substantial damages, publicly release the affected portions of our source code, be limited in or cease using the implicated software unless and until we can re-engineer such software to avoid infringement or change the use of, or remove, the implicated open source software.

In addition to risks related to license requirements, use of certain open source software can lead to greater risks than use of third-party commercial software, as the original developers of open source code generally do not provide warranties (with respect to, for example, non-infringement or functionality) or indemnities or other contractual protections. Our use of open source software may also present additional security risks because the source code for open source software is publicly available, which may make it easier for hackers and other third parties to determine how to breach our website and systems that rely on open source software. Any of these risks could be difficult to eliminate or manage.

Expansion into markets outside the United States is important to the growth of our business, and if we do not manage the business and economic risks of international expansion effectively, it could materially and adversely affect our business and results of operations.

We expect to continue to expand our international operations, which may include opening offices in new jurisdictions and providing our platform in additional languages. Any new markets or countries into which we attempt to advertise our platform may not be receptive. For example, we may not be able to expand further in some markets if we are not able to satisfy certain government requirements. In addition, our ability to manage our business and conduct our operations internationally requires considerable management attention and resources and is subject to the particular challenges of supporting a rapidly growing business in an environment of multiple languages, cultures, customs, legal and regulatory systems, alternative dispute systems and commercial markets. International expansion has required, and will continue to require, investment of significant funds and other resources. Operating internationally subjects us to new risks and may increase risks that we currently face, including risks associated with:

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recruiting and retaining talented and capable employees outside of Israel and the United States, and maintaining our company culture across all of our offices;

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providing our platform and operating our business across a significant distance, in different languages and among different cultures, including the potential need to modify our platform and features to ensure that they are culturally appropriate and relevant in different countries;

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compliance with applicable international laws and regulations, including laws and regulations with respect to privacy, data protection, consumer protection and unsolicited email, and the risk of penalties to our users and individual members of management or employees if our practices are deemed to be out of compliance;

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operating in jurisdictions that do not protect intellectual property rights to the same extent as does the United States;

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compliance by us and our business partners with anti-corruption laws, import and export control laws, tariffs, trade barriers, economic sanctions and other regulatory limitations on our ability to provide our platform in certain international markets;

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political and economic instability;

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fluctuations in currency exchange rates;

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double taxation of our international earnings and potentially adverse tax consequences due to changes in the income and other tax laws of Israel, the United States or the international jurisdictions in which we operate; and

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higher costs of doing business internationally, including increased accounting, travel, infrastructure and legal compliance costs.

Compliance with laws and regulations applicable to our global operations could substantially increase our cost of doing business in international jurisdictions. We may be unable to keep current with changes in laws and regulations as they change. Although we are in the process of implementing policies and procedures designed to support compliance with these laws and regulations, there can be no assurance that we will always be in compliance or that all of our employees, contractors, partners and agents will comply at all times. Any violations could result in enforcement actions, fines, civil and criminal penalties, damages, injunctions, or reputational harm. If we are unable comply with these laws and regulations or manage the complexity of our global operations successfully, our business, results of operations and financial condition could be materially and adversely affected.

If we are unable to maintain and expand our scale of operations and generate a sufficient amount of revenue to offset the associated fixed and variable costs, our results of operations may be materially and adversely affected.

Online businesses like ours tend to involve certain fixed costs, and our ability to achieve desired operating margins depends largely on our success in maintaining a scale of operations and generating a sufficient amount of revenue to offset these fixed costs and other variable costs. Our fixed costs typically include compensation of employees, data storage and related expenses and office rental expenses. Our variable costs typically include sales and marketing expenses and payment processing fees. As we have established the technology and network infrastructure to support our platform, the incremental cost associated with sellers adding new Gigs is relatively insignificant. However, if we are unable to maintain economies of scale, our operating margin may decrease and our business, prospects, financial condition and results of operations could be materially and adversely affected.

Our operating results may fluctuate from quarter to quarter, which makes our future results difficult to predict.

Our quarterly operating results have fluctuated in the past and may fluctuate in the future. You should take into account the risks and uncertainties frequently encountered by companies in rapidly evolving markets. Our operating results in any given quarter can be influenced by numerous factors, many of which are unpredictable or are outside of our control, including:

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our ability to maintain and grow our community of users;

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the demand for and types of skills and services that are offered on our platform by freelancers;

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spending patterns of buyers, including whether those buyers who use our platform frequently, or for larger services, reduce their spend or stop using our platform;

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seasonal spending patterns by buyers or work patterns by freelancers and seasonality in the labor market;

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fluctuations in the prices that freelancers charge buyers on our platform;

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changes to our pricing model;

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our ability to introduce new features and services and enhance our existing platform and our ability to generate significant revenue from new features and services;

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our ability to respond to competitive developments, including pricing changes and the introduction of new products and services by our competitors;

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the impact of outages of our platform and associated reputational harm;

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changes to financial accounting standards and the interpretation of those standards that may affect the way we recognize and report our financial results;

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increases in, and timing of, operating expenses that we may incur to grow and expand our business and to remain competitive;

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costs related to the acquisition of businesses, talent, technologies, or intellectual property, including potentially significant amortization costs and possible impairments;

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security or data privacy breaches and associated remediation costs;

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litigation, adverse judgments, settlements, or other litigation-related costs;

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changes in the common law, statutory, legislative, or regulatory environment, such as with respect to privacy and data protection, wage and hour regulations, worker classification (including classification of independent contractors or similar service providers and classification of employees as exempt or non-exempt), internet regulation, payment processing, global trade, or tax requirements;

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fluctuations in currency exchange rates; and

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general economic and political conditions and government regulations in the countries where we currently have significant numbers of users, or where we currently operate or may expand in the future.

The impact of one or more of the foregoing and other factors may cause our operating results to vary significantly. As such, we believe that quarter-to-quarter comparisons of our operating results may not be meaningful and should not be relied upon as an indication of future performance. If we fail to meet or exceed the expectations of investors or securities analysts, the trading price of our ordinary shares could fall substantially, and we could face costly lawsuits, including securities class action suits.

Our business is subject to a variety of laws and regulations, both in the United States and internationally, many of which are evolving.

We are subject to a wide variety of laws and regulations. Laws, regulations and standards governing issues such as worker classification, employment, payments, worker confidentiality obligations, intellectual property, consumer protection, taxation, privacy and data security are often complex and subject to varying interpretations, in many cases due to their lack of specificity and, as a result, their application in practice may change or develop over time through judicial decisions or as new guidance or interpretations are provided by regulatory and governing bodies, such as federal and state administrative agencies. Many of these laws were adopted prior to the advent of the internet and mobile and related technologies and, as a result, do not contemplate or address the unique issues of the internet and related technologies. Other laws and regulations may be adopted in response to internet, mobile and related technologies. New and existing laws and regulations (or changes in interpretation of existing laws and regulations) may also be adopted, implemented, or interpreted to apply to us and other online services marketplaces. As our platform's geographical scope expands, regulatory agencies or courts may claim that we, or our users, are subject to additional requirements or that we are prohibited from conducting our business in or with certain jurisdictions. It is also possible that certain provisions in agreements with our service providers or between buyers and freelancers may be found to be unenforceable or not compliant with applicable law.

Recent financial, political and other events may increase the level of regulatory scrutiny on larger companies, technology companies in general and, in particular, companies engaged in dealings with independent contractors or payments. Regulatory agencies may enact new laws or promulgate new regulations that are adverse to our business, or they may view matters or interpret laws and regulations differently than they have in the past or in a manner adverse to our business. Such regulatory scrutiny or action may create different or conflicting obligations on us from one jurisdiction to another. In particular, we have received letters from certain jurisdictions indicating that we are required to pay taxes based on having certain minimum contacts in such jurisdictions. We may become subject to taxation in additional jurisdictions in the future.

If we fail to protect our intellectual property rights, our business, prospects, financial condition and results of operations could be materially and adversely affected.

We rely on a combination of confidentiality clauses, contractual commitments, trade secret protection, copyrights, trademarks and other legal rights to protect our intellectual property and know-how. To date, we have not sought copyright registrations or patent protection for our platform or any portion of it. Third parties may obtain, copy, reverse engineer or use without our authorization our intellectual property, which includes trademarks related to our brand, platform, registered domain names, trade secrets and other intellectual property rights and licenses. If we cannot adequately protect and defend our intellectual property, we may not remain competitive, and our business, operating results and financial condition may be adversely affected.

We enter into confidentiality and proprietary rights agreements with our employees, consultants and business partners, and we control access to and distribution of our proprietary information. No assurance can be given that these agreements will be effective in controlling access to our proprietary information or in effectively securing ownership of intellectual property developed by our current or former employees and contractors. Further, our competitors could also independently develop technologies like ours, and our intellectual property rights may not be broad enough for us to prevent competitors from selling products and services incorporating those technologies.

In order to protect our brand, we register and defend our trademarks and expend resources to prevent others from using the same or substantially similar marks. Despite these efforts, we may not always be successful in registering and preventing misappropriation of our own marks or preventing registration of confusingly similar marks, and we may suffer dilution of or other harm to our brand.

From time to time, we may discover that third parties are infringing, misappropriating or otherwise violating our intellectual property rights. However, policing unauthorized use of our intellectual property and misappropriation of our technology is difficult, and we may therefore not always be aware of such unauthorized use or misappropriation. Despite our efforts to protect our intellectual property rights, unauthorized third parties may attempt to use, copy or otherwise obtain and market or distribute our intellectual property rights or technology or otherwise develop solutions with the same or similar functionality as our platform. If competitors infringe, misappropriate or otherwise misuse our intellectual property rights and we are not adequately protected, or if such competitors are able to develop solutions with the same or similar functionality as our platform without infringing our intellectual property, our competitive position could be harmed and our legal costs could increase, and our business, prospects, financial condition and results of operations could be materially and adversely affected.

We may not be able to successfully halt the operations of copycat websites or misappropriation of our data.

From time to time, third parties may misappropriate our data, through website scraping, robots, web crawlers or other tools or means and aggregate this data on their websites with data from other companies. In addition, "copycat" websites may attempt to imitate the functionality of our website.

If we become aware of such activities, we would employ technological and/or legal measures, including initiating lawsuits, in an attempt to halt their operations. However, we may not be able to detect all such activities in a timely manner and, even if we could, technological and legal measures may be insufficient. Regardless of whether we can successfully enforce our rights against these websites or third parties, any measures that we may take could require us to expend significant financial or other resources.

We may become subject to claims for remuneration or royalties for assigned service invention rights by our employees, which could result in litigation and adversely affect our business.

A significant portion of our intellectual property has been developed by our employees in the course of their employment for us. Under the Israeli Patent Law, 5727-1967 (the "Patent Law"), inventions conceived by an employee in the course and as a result of or arising from his or her employment with a company are regarded as "service inventions," which belong to the employer, absent a specific agreement between the employee and employer giving the employee service invention rights. The Patent Law also provides that if there is no such agreement between an employer and an employee, the Israeli Compensation and

Royalties Committee (the "Committee"), a body constituted under the Patent Law, shall determine whether the employee is entitled to remuneration for his or her inventions. Case law clarifies that the right to receive consideration for "service inventions" can be waived by the employee and that in certain circumstances, such waiver does not necessarily have to be explicit. The Committee will examine, on a case-by-case basis, the general contractual framework between the parties, using interpretation rules of the general Israeli contract laws. Further, the Committee has not yet determined one specific formula for calculating this remuneration, but rather uses the criteria specified in the Patent Law. Although we generally enter into assignment-of-invention agreements with our employees pursuant to which such individuals assign to us all rights to any inventions created in the scope of their employment or engagement with us, we may face claims demanding remuneration in consideration for assigned inventions. As a consequence of such claims, we could be required to pay additional remuneration or royalties to our current and/or former employees, or be forced to litigate such claims, which could negatively affect our business.

We may be vulnerable to intellectual property infringement claims brought against us by others.

We rely to some extent on third-party intellectual property, such as licenses to use software to operate our business and certain other copyrighted works. A successful infringement claim against us could result in monetary liability or a material disruption in our business. Although we require our employees not to infringe others' intellectual property, we cannot be certain that our platform and brand names do not or will not infringe on valid patents, trademarks, copyrights or other intellectual property rights held by third parties. We may be subject to legal proceedings and claims from time to time relating to the intellectual property of others in the ordinary course of our business.

We may incur substantial expenses in defending against third party infringement claims, regardless of their merit. Additionally, due to diversion of management time, expenses required to defend against any claim and the potential liability associated with any lawsuit, any significant litigation could significantly harm our business, financial condition and results of operations. If we were found to have infringed on the intellectual property rights of a third party, we could be liable to that party for license fees, royalty payments, lost profits or other damages, and the owner of the intellectual property may be able to obtain injunctive relief to prevent us from using the technology, software or brand name in the future. If the amount of these payments were significant, if we were prevented from incorporating certain technology or software into our platform or if we were prevented from using our brand names, our business, prospects, financial condition and results of operations could be materially and adversely affected.

Buyers and freelancers may circumvent our platform.

Our business depends on buyers and freelancers transacting through our platform. Despite our efforts to prevent them from doing so, users may circumvent our platform and engage with or pay each other through other means to avoid the transaction fees and service fees that we charge on our platform. Additionally, freelancers, after utilizing our platform to build their reputation and brand and grow their clientele base, could choose to market their services and skills and transact with buyers outside of our platform.

We rely on Amazon Web Services to operate our platform, and any disruption of service from Amazon Web Services or material change to our arrangement with Amazon Web Services could adversely affect our business.

The operation of our platform depends on certain third-party service providers. In particular, we currently host our platform, serve our users and support our operations using Amazon Web Services ("AWS"), a provider of cloud infrastructure services. We do not have control over the operations of the facilities of AWS that we use. AWS' facilities are vulnerable to damage or interruption from earthquakes, hurricanes, floods, fires, cyber security attacks, terrorist attacks, power losses, telecommunications failures and similar events. In the event that AWS' or any other third-party provider's systems or service abilities are hindered by any of the events discussed above, our ability to operate our platform may be impaired, resulting in missing financial targets for a particular period. A decision to close the facilities without adequate notice, or other unanticipated problems, could result in lengthy interruptions to our platform. All of the aforementioned risks may be augmented if our or our partners' business continuity and disaster recovery plans prove to be inadequate. The facilities also could be subject to break-ins, computer viruses, sabotage, intentional acts of vandalism and other misconduct. Our platform's continuing and uninterrupted performance is critical to our success. Users may become dissatisfied by any system failure that interrupts our ability to provide our platform to them. We may not be able to easily switch our AWS operations to another cloud or other data center provider if there are disruptions or interference with our use of AWS, and, even if we do switch our operations, other cloud and data center providers are subject to the same risks. Sustained or repeated system failures would reduce the attractiveness of our platform to users, thereby reducing revenue. Moreover, negative publicity arising from these types of disruptions could damage our reputation and may adversely impact use of our platform. We may not carry sufficient business interruption insurance to compensate us for losses that may occur as a result of any events that cause interruptions in our service.

AWS does not have an obligation to renew its agreements with us on commercially reasonable terms, or at all. If we are unable to renew our agreements on commercially reasonable terms, our agreements are prematurely terminated, or we add additional infrastructure providers, we may experience costs or downtime in connection with the transfer to, or the addition of, new data center providers. If AWS or other infrastructure providers increase the cost of their services, we may have to increase the fees to use our platform, and our business, prospects, financial condition and results of operations could be materially and adversely affected.

We face payment and fraud risks that could materially and adversely affect our business.

Requirements on our platform relating to user authentication and fraud detection are complex. If our security measures do not succeed, our business may be adversely affected. In addition, bad actors around the world use increasingly sophisticated methods to engage in illegal activities involving personal information, such as unauthorized use of another's identity or payment information, unauthorized acquisition or use of credit or debit card details and other fraudulent use of another's identity or information. This could result in any of the following, each of which could adversely affect our business:

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we may be held liable for the unauthorized use of an account holder's credit card or bank account number and required by card issuers or banks to pay a chargeback or return fee, and if our chargeback or return rate becomes excessive, credit card networks may also require us to pay fines or other fees;

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we may be subject to additional risk and liability exposure, including negligence, fraud or other claims, if employees or third-party service providers misappropriate user information for their own gain or facilitate the fraudulent use of such information;

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bad actors may use our platform, including our payment processing and disbursement methods, to engage in unlawful or fraudulent conduct, such as money laundering, terrorist financing, fraudulent sale of services, breaches of security, leakage of data, piracy or misuse of software and other copyrighted or trademarked content, and other misconduct;

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users of our platform who are subjected or exposed to the unlawful or improper conduct of other users or other third parties, including law enforcement, may seek to hold us responsible for the conduct of other users and may lose confidence in our platform, decrease or cease to use our platform, seek to obtain damages and costs, or impose fines and penalties;

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if, for example, freelancers misstate their qualifications or location, provide misinformation, perform services they are not qualified or authorized to provide, or produce insufficient or defective work product or work product with a viral or other harmful effect, users or other third parties may seek to hold us responsible for the freelancers' acts or omissions and may lose confidence in our platform, decrease or cease use of our platform, or seek to obtain damages and costs; and

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we may suffer reputational damage as a result of the occurrence of any of the above.

Despite measures we have taken to detect and reduce the risk of this kind of conduct, we do not have control over users of our platform and cannot ensure that any of our measures will stop illegal or improper uses of our platform. We have received in the past, and may receive in the future, complaints from users and other third parties concerning misuse of our platform. We also may be required to bring claims against users and other third parties for their misuse of our platform. Even if these claims do not result in litigation or are resolved in our favor, these claims, and the time and resources necessary to resolve them, could divert the resources of our management and materially and adversely affect our business, prospects, financial condition and results of operations.

We may be subject to escrow, payment services and money transmitter regulations that may materially and adversely affect our business.

We work with third-party agents to collect funds from buyers. Although we believe that by working with these agents our operations comply with existing U.S. federal and state and applicable international laws and regulatory requirements related to escrow, money transmission and the handling or moving of money, existing laws or regulations may change, and interpretations of existing laws and regulations may also change.

As a result, we could be required to be licensed as an escrow agent or a money transmitter (or other similar licensee) in U.S. states or other jurisdictions or may choose to obtain such a license even if not required. Such a decision could also require us to register as a money services business under applicable laws and regulations. It is also possible that we could become subject to regulatory enforcement or other proceedings in those states or other jurisdictions with escrow, money transmission or other similar statutes or regulatory requirements related to the handling or moving of money, which could in turn have a significant impact on our business, even if we were to ultimately prevail in such proceedings. We may also be required to become licensed as a payment institution (or other similar license) under the European Payment Services Directive or other international laws and regulations. Any developments in the laws or regulations related to escrow, money transmission or the handling or moving of money or increased scrutiny of our business may lead to additional compliance costs and administrative overhead.

The application of laws and regulations related to escrow, money transmission and the handling or moving of money is complex and uncertain, particularly as they relate to new and evolving business models. If we are or have at any point in time been in violation of one or more escrow or money transmitter or other similar statutes or regulatory requirements related to the handling or moving of money in any jurisdiction, we may be subject to the imposition of fines, users in the relevant jurisdiction may be unable to use our platform, we may be subject to civil liability or criminal liability and our business, prospects, financial condition and results of operations could be materially and adversely affected.

If we are unable to maintain our payment partners and bank relationships, or if our disbursement partners encounter business difficulties, our business could be materially and adversely affected.

Our payment partners consist of payment processors and disbursement partners. We rely on banks and card processors to provide clearing, processing and settlement functions for the secure and timely funding of all transactions on our platform. We also rely on a network of disbursement partners to disburse funds to users.

Our payment partners are critical to our business. In order to maintain these relationships, we have in the past been, and may in the future be, forced to agree to terms that are unfavorable to us. If we are unable to maintain our agreements with current payment partners on favorable terms, or we are unable to enter into new agreements with new payment partners, our ability to disburse transactions and our revenue and business may be materially and adversely affected. This could occur for a number of reasons, including the following:

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our payment partners may be unable to effectively accommodate changing service needs, such as those which could result from rapid growth or higher volume, particularly as some of our payment partners have a limited operating history;

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our payment partners could choose to terminate or not renew their agreements with us or only be willing to renew on different or less advantageous terms;

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our payment partners could reduce the services provided to us, cease doing business with us, or cease doing business altogether;

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our payment partners could be subject to delays, limitations or closures of their own businesses, networks or systems, causing them to be unable to process payments or disburse funds for certain periods of time; or

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we may be forced to cease doing business with payment processors if card association operating rules, certification requirements and laws, regulations or rules governing electronic funds transfers to which we are subject change or are interpreted to make it difficult or impossible for us to comply.

Because a substantial portion of the services offered on our platform is information technology services, a decline in the market for information technology services could materially and adversely affect our business, prospects, financial condition and results of operations.

A significant portion of the services offered by freelancers on our platform relate to information technology. If, for any reason, the market for information technology services declines, including as a result of global economic conditions, automation, increased use of artificial intelligence, or otherwise, or if need for these services slows or businesses satisfy their needs for these services through alternative means, the growth in the number of users of our platform may slow or decline and as a result our business, prospects, financial condition and results of operations could be materially and adversely affected.

Having an international community of users exposes us to risks that may materially and adversely affect our business, prospects, financial condition and results of operations.

Our users have a global footprint that subjects us to the risks of being found to do business internationally. We have users located in over 160 countries, including some emerging markets where we have limited experience, where challenges can be significantly different from those we have faced in more developed markets and where business practices may create greater internal control risks. Because our platform is generally accessible by users worldwide, one or more jurisdictions may claim that we or our users are required to comply with their laws. Laws outside of the United States and Israel regulating internet, payments, escrow, privacy and data protection, taxation, terms of service, website accessibility, consumer protection, intellectual property ownership, services intermediaries, labor and employment, worker classification, background checks and recruiting and staffing companies, among others, which could be interpreted to apply to us, are often less favorable to us than those in the United States and Israel, giving greater rights to competitors, users and other third parties.

Compliance with international laws and regulations may be more costly than expected, may require us to change our business practices or may restrict our service offerings, and the imposition of any such laws or regulations on us, our users or third parties that we or our users utilize to provide services may adversely affect our business, prospects, financial condition and results of operations. In addition, we may be subject to multiple overlapping legal or regulatory regimes that impose conflicting requirements and enhanced legal risks.

Analysis of, and compliance with, global laws and regulations may substantially increase our cost of doing business. We may be unable to keep current with changes in laws and regulations as they develop. Although we are in the process of implementing policies and procedures designed to analyze whether these laws apply and, if applicable, ensure compliance with these laws and regulations, there can be no assurance that we will always be in compliance or that all of our employees, contractors, partners, users and agents will comply at all times. Any violations could result in enforcement actions, fines, civil and criminal penalties, interest, costs and fees (including but not limited to legal fees), injunctions, loss of intellectual property rights or reputational harm. If we are unable to comply with these laws and regulations or manage the complexity of global operations and supporting an international user base successfully, our business, prospects, financial condition and results of operations could be materially and adversely affected.

Our business model may subject us to disputes between users of our platform.

Our business model involves connecting buyers and freelancers that contract directly through our platform. Buyers and freelancers are free to negotiate any specific terms they choose through custom offers sent from the conversation page. It is possible that disputes may arise between buyers and freelancers with regard to the terms of their order, service standards, payment, confidentiality, work product and intellectual property ownership and infringement. If either party believes the terms of their agreement were not met, our terms of service provide a mechanism for the parties to request assistance from us in resolving the dispute through our resolution center and customer support team. However, if we are unable to help them resolve the dispute, they may choose to resolve the dispute with the help of a third-party arbitrator. Whether or not buyers and freelancers decide to seek assistance from us, if these disputes are not resolved amicably, the parties might escalate to formal proceedings, such as by filing claims with a court or arbitral authority. Given our role in facilitating and supporting these arrangements, it is possible that claims will be brought against us directly as a result of these disputes, or that freelancers or buyers may bring us into any claims filed against each other. We include language in our terms of service disclaiming responsibility or liability for any disputes between users, except with respect to the specified dispute assistance program; however, we cannot guarantee that these terms will, in all circumstances, be effective in preventing or limiting our involvement in user disputes. Additionally, from time to time, we ourselves are the subject of user complaints filed on forums such as the Better Business Bureau. We do not attempt to respond to all such complaints, and their mere presence may result in damage to our reputation. Even if these claims do not result in litigation or are resolved in our favor, these claims, and the time and resources necessary to resolve them, could divert the resources of our management.

We may not be able to successfully execute future acquisitions or efficiently manage any acquired business.

As part of our growth strategy, we may decide to expand, in part, by acquiring certain complementary businesses or technologies. The success of any material acquisition will depend upon several factors, including our ability to: identify and cost-effectively acquire businesses; integrate acquired user data, operations, products and technologies into our organization effectively; retain and motivate key personnel; and effectively retain acquired users.

Any such acquisition may require a significant commitment of management time, capital investment and other resources. We may not be successful in identifying and negotiating acquisitions on terms favorable to us. Any such acquisition could involve us taking on debt or give rise to new liabilities. In addition, we cannot be certain that any acquisition, if completed, will be successfully integrated into our existing operations. If we are unable to effectively integrate an acquired business, our business, financial condition and results of operations may be materially and adversely affected. In addition, if we use our equity securities as consideration for acquisitions, we may dilute the value of the ordinary shares.

There may be adverse tax, legal and other consequences if the employment status of freelancers that use our platform is challenged.

There is often uncertainty in the application of worker classification laws and, consequently, there is risk that freelancers could be deemed to be misclassified under applicable law. The tests governing whether a service provider is an independent contractor or an employee are typically highly fact sensitive and vary by governing law. Laws and regulations that govern the status and misclassification of independent contractors are also subject to change and to divergent interpretations by various authorities, which can create uncertainty and unpredictability. A misclassification determination or allegation creates potential exposure for users, including but not limited to: monetary exposure arising from or relating to failure to withhold and remit taxes, unpaid wages and wage and hour laws and requirements (such as those pertaining to minimum wage and overtime); claims for employee benefits, social security, workers' compensation and unemployment; claims of discrimination, harassment and retaliation under civil rights laws; claims under laws pertaining to unionizing, collective bargaining and other concerted activity; and other claims, charges, or other proceedings under laws and regulations applicable to employers and employees, including risks relating to allegations of joint employer liability. Such claims could result in monetary damages or other liability, and any adverse determination, including potentially the requirement for us to indemnify a user, could also harm our brand, which could materially and adversely affect our business, prospects, financial condition and results of operations. While these risks are mitigated, in part, by our contractual rights of indemnification against third-party claims, such indemnification agreements could be determined to be unenforceable or costly to enforce and indemnification under such agreements may otherwise prove inadequate.

The application of indirect taxes could adversely affect our business and results of operations.

The application of indirect taxes, such as sales and use tax, to our business is a complex and evolving issue. Significant judgment is required to evaluate applicable tax obligations. As a result, amounts recorded may be subject to adjustments by the relevant tax authorities. In many cases, the ultimate tax determination is uncertain because it is not clear how new and existing statutes might apply to our business. One or more states, the U.S. federal government or other countries may seek to impose additional reporting, record-keeping or indirect tax collection obligations on businesses like ours that facilitate e-commerce. For example, state and local taxing authorities in the United States and taxing authorities in other countries have identified e-commerce platforms as a means to calculate, collect and remit indirect taxes for transactions taking place over the internet. Multiple U.S. states have enacted related legislation and other states are now considering such legislation. Furthermore, the U.S. Supreme

Court recently has held in South Dakota v. Wayfair that a U.S. state may require an online retailer to collect sales taxes imposed by that state, even if the retailer has no physical presence in that state, thus permitting a wider enforcement of such sales tax collection requirements. Such legislation could require us to incur substantial costs in order to comply, including costs associated with legal advice, tax calculation, collection, remittance and audit requirements, which could make selling in such markets less attractive and could adversely affect our business.

We may face lawsuits or incur liability as a result of content published or made available through our platform.

The nature of our business exposes us to claims related to defamation, infringement, misappropriation or other violations of third-party intellectual property rights, rights of publicity and privacy and personal injury torts. The law relating to the liability of providers of online products or services for activities of their users remains somewhat unsettled, both within the United States and internationally. This risk is enhanced in certain jurisdictions outside the United States where our protection from liability for third-party actions may be unclear and where we may be less protected under local laws than we are in the United States. If a claim is brought against us due to the actions of our users, we could incur significant costs investigating and defending such claims and, if we are found liable, significant damages.

Our business activities subject us to litigation risk that could materially and adversely affect us by subjecting us to significant money damages and other remedies, causing unfavorable publicity or increasing our litigation expense.

We are, from time to time, the subject of complaints or litigation, including user claims, contract claims, employee allegations of improper termination and discrimination and claims related to violations of applicable government laws regarding religious freedom, advertising and intellectual property. Any such claim could be expensive to defend and may divert time, money and other valuable resources away from our operations and management, and, thereby, hurt our business. Additionally, a substantial judgment against us could materially and adversely affect our business, prospects, financial condition and results of operations.

Our insurance may not provide adequate levels of coverage against claims.

We believe that we maintain insurance customary for businesses of our size and type. However, there are types of losses we may incur that cannot be insured against or that we believe are not economically reasonable to insure. Moreover, any loss incurred could exceed policy limits and policy payments made to us may not be made on a timely basis.

We may be materially and adversely affected by natural disasters and other catastrophic events that could disrupt our business operations and our business continuity and disaster recovery plans may not adequately protect us from a serious disaster.

A significant natural disaster, such as an earthquake, blizzard, hurricane, fire or flood, or other catastrophic events, such as a power loss or telecommunications failure, could have a material adverse impact on our business, financial condition and operating results. In the event of natural disaster or other catastrophic event, we may be unable to continue our operations and may endure system interruptions, reputational harm, delays in development of our platform, lengthy interruptions in service, breaches of data security and loss of critical data, all of which could have an adverse effect on our future operating results. In addition, natural disasters and other catastrophic events could affect the ability of sellers on our platform to perform Gigs on a timely basis. If a natural disaster or other catastrophic event occurs in a region from which we derive a significant portion of our revenue, users in that region may delay or forego use of our platform, which may adversely impact our operating results. All of the aforementioned risks may be augmented if our or our partners' business continuity and disaster recovery plans prove to be inadequate.

We depend upon talented employees, including our Chief Executive Officer, to grow, operate and improve our business, and if we are unable to retain and motivate our personnel and attract new talent, we may not be able to grow effectively.

We believe our success has depended, and our future success depends, on the efforts and talents of our senior management, including Micha Kaufman, our Co-Founder and Chief Executive Officer. There can be no assurance that the services of any of these individuals will continue to be available to us in the future. We do not carry any key man life insurance policies on any of our executive officers.

Our ability to execute and manage our operations efficiently is dependent upon contributions from all of our employees. Training of new employees with no prior relevant experience could be time-consuming and require a significant amount of resources. Competition for senior management and key product and development personnel is intense.

We may also need to increase the compensation we pay in order to retain our skilled employees. If competition in our industry further intensifies, it may be more difficult for us to hire, motivate and retain highly skilled personnel, especially high quality developers as there is currently significant market demand for this role.

We generally enter into non-competition agreements with our employees. These agreements prohibit our employees, if they cease working for us, from competing directly with us or working for our competitors for a limited period. We may be unable to enforce these agreements under the laws of the jurisdictions in which our employees work, and it may be difficult for us to restrict our competitors from benefitting from the expertise our former employees developed while working for us. For example, Israeli labor courts have required employers seeking to enforce non-compete undertakings of a former employee to demonstrate that the competitive activities of the former employee will harm one of a limited number of material interests of the employer that have been recognized by the courts, such as the protection of a company's trade secrets or other intellectual property.

Currency exchange rate fluctuations affect our results of operations, as reported in our financial statements.

We report our financial results in U.S. dollars. We collect our revenue primarily in U.S. dollars. A portion of the cost of revenue, research and development, sales and marketing and general and administrative expenses of our Israeli operations are incurred in New Israeli Shekels ("NIS"). As a result, we are exposed to exchange rate risks that may materially and adversely affect our financial results. If the NIS appreciates against the U.S. dollar or if the value of the NIS declines against the U.S. dollar at a time when the rate of inflation in the cost of Israeli goods and services exceeds the rate of decline in the relative value of the NIS, then the U.S. dollar cost of our operations in Israel would increase and our results of operations could be materially and adversely affected. Our Israeli operations also could be materially and adversely affected if we are unable to effectively hedge against currency fluctuations in the future. We cannot predict any future trends in the rate of inflation in Israel or the rate of depreciation (if any) of the NIS against the U.S. dollar. The Israeli annual rate of inflation amounted to 0.8% and 0.2% for the years ended December 31, 2018 and 2017. The depreciation of the NIS in relation to the U.S. dollar amounted to 8.1% and the appreciation of the NIS in relation to the U.S. dollar amounted to 9.8% for the years ended December 31, 2018 and 2017, respectively.

We may need to raise additional funds to finance our future capital needs, which may dilute the value of our outstanding ordinary shares or prevent us from growing our business.

We may need to raise additional funds to finance our existing and future capital needs, including developing new services and technologies, and to fund ongoing operating expenses. If we raise additional funds through the sale of equity securities, these transactions may dilute the value of our outstanding ordinary shares. We may also decide to issue securities, including protected securities, that have rights, preferences and privileges senior to our ordinary shares. Any debt financing would increase our level of indebtedness and could negatively affect our liquidity and restrict our operations. We also can provide no assurances that the funds we raise will be sufficient to finance any future capital requirements. We may be unable to raise additional funds on terms favorable to us or at all. If financing is not available or is not available on acceptable terms, we may be unable to fund our future needs. This may prevent us from increasing our market share, capitalizing on new business opportunities or remaining competitive in our industry, which could materially and adversely affect our business, prospects, financial condition and results of operations.

Our management team has limited experience managing a public company.

Most members of our management team have limited experience managing a publicly traded company, interacting with public company investors and complying with the increasingly complex laws pertaining to public companies in the United States. Our management team may not successfully or efficiently manage our transition to being a public company subject to significant regulatory oversight and reporting obligations under the U.S. federal securities laws and the continuous scrutiny of securities analysts and investors. These new obligations and constituents will require significant attention from our senior management and could divert their attention away from the day-to-day management of our business, which could adversely affect our business, prospects, financial condition and results of operations.

The enactment of legislation implementing changes in taxation of international business activities, the adoption of other corporate tax reform policies, or changes in tax legislation or policies could impact our future financial position and results of operations.

Corporate tax reform, base-erosion efforts and tax transparency continue to be high priorities in many tax jurisdictions where we have business operations. As a result, policies regarding corporate income and other taxes in numerous jurisdictions are under heightened scrutiny and tax reform legislation is being proposed or enacted in a number of jurisdictions.

In addition, many countries are beginning to implement legislation and other guidance to align their international tax rules with the Organisation for Economic Co-operation's Base Erosion and Profit Shifting recommendations. These actions aim to standardize and modernize global corporate tax policy, including cross-border taxes, transfer-pricing documentation rules and nexus-based tax incentive practices. Such legislative initiatives may materially and adversely affect our plans to expand internationally and may negatively impact our financial condition and results of operations.

Risks relating to our ordinary shares and the offering

Our share price may be volatile, and you may lose all or part of your investment.

The initial public offering price for the ordinary shares sold in this offering will be determined by negotiation between us and representatives of the underwriters. This price may not reflect the market price of our ordinary shares following this offering and the price of our ordinary shares may decline. In addition, the market price of our ordinary shares could be highly volatile and may fluctuate substantially as a result of many factors, including:

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actual or anticipated fluctuations in our results of operations;

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variance in our financial performance from the expectations of market analysts;

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announcements by us or our competitors of significant business developments, changes in service provider relationships, acquisitions or expansion plans;

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changes in our take rate;

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our involvement in litigation;

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our sale of ordinary shares or other securities in the future;

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market conditions in our industry;

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changes in key personnel;

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the trading volume of our ordinary shares;

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changes in the estimation of the future size and growth rate of our markets; and

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general economic and market conditions.

In addition, the stock markets have experienced extreme price and volume fluctuations. Broad market and industry factors may materially harm the market price of our ordinary shares, regardless of our operating performance. In the past, following periods of volatility in the market price of a company's securities, securities class action litigation has often been instituted against that company. If we were involved in any similar litigation we could incur substantial costs and our management's attention and resources could be diverted.

There has been no prior public market for our ordinary shares, and an active trading market may not develop.

Prior to this offering, there has been no public market for our ordinary shares. An active trading market may not develop following the closing of this offering or, if developed, may not be sustained. The lack of an active market may impair your ability to sell your shares at the time you wish to sell them or at a price that you consider reasonable. An inactive market may also impair our ability to raise capital by selling ordinary shares and may impair our ability to acquire other companies by using our shares as consideration.

If we do not meet the expectations of equity research analysts, if they do not publish research or reports about our business or if they issue unfavorable commentary or downgrade our ordinary shares, the price of our ordinary shares could decline.

The trading market for our ordinary shares will rely in part on the research and reports that equity research analysts publish about us and our business. The analysts' estimates are based upon their own opinions and are often different from our estimates or expectations. If our results of operations are below the estimates or expectations of public market analysts and investors, the price of our ordinary shares could decline. Moreover, the price of our ordinary shares could decline if one or more securities analysts downgrade our ordinary shares or if those analysts issue other unfavorable commentary or cease publishing reports about us or our business.

We are eligible to be treated as an emerging growth company, as defined in the Securities Act, and we cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make our ordinary shares less attractive to investors because we may rely on these reduced disclosure requirements.

We are eligible to be treated as an emerging growth company, as defined in Section 2(a) of the Securities Act of 1933, as amended (the "Securities Act"), as modified by the JOBS Act. Under the JOBS Act, emerging growth companies can delay adopting new or revised financial accounting standards until such time as those standards apply to private companies. We intend to take advantage of this extended transition period under the JOBS Act for adopting new or revised financial accounting standards.

For as long as we continue to be an emerging growth company, we may also take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies, including presenting only limited selected financial data and not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act. As a result, our shareholders may not have access to certain information that they may deem important. We could be an emerging growth company for up to five years, although circumstances could cause us to lose that status earlier, including if our total annual revenue exceeds $1.07 billion, if we issue more than $1.0 billion in non-convertible debt securities during any three-year period, or if before that time we are a "large accelerated filer" under U.S. securities laws. We cannot predict if investors will find our ordinary shares less attractive because we may rely on these exemptions. If some investors find our ordinary shares less attractive as a result, there may be a less active trading market for our ordinary shares and our share price may be more volatile.

We will be a foreign private issuer and, as a result, we will not be subject to U.S. proxy rules and will be subject to Exchange Act reporting obligations that, to some extent, are more lenient and less frequent than those of a U.S. domestic public company.

Upon the closing of this offering, we will report under the Exchange Act as a non-U.S. company with foreign private issuer status. Because we qualify as a foreign private issuer under the Exchange Act. We are exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies, including (1) the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act, (2) the sections of the Exchange Act requiring insiders to file public reports of their share ownership and trading activities and liability for insiders who profit from trades made in a short period of time and (3) the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q containing unaudited financial and other specified information, although we are subject to Israeli laws and regulations with regard to certain of these matters and intend to furnish comparable quarterly information on Form 6-K. In addition, foreign private issuers are not required to file their annual report on Form 20-F until 120 days after the end of each fiscal year, while U.S. domestic issuers that are accelerated filers are required to file their annual report on Form 10-K within 75 days after the end of each fiscal year and U.S. domestic issuers that are large accelerated filers are required to file their annual report on Form 10-K within 60 days after the end of each fiscal year. Foreign private issuers are also exempt from Regulation FD, which is intended to prevent issuers from making selective disclosures of material information. As a result of all of the above, you may not have the same protections afforded to shareholders of a company that is not a foreign private issuer.

We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses.

As discussed above, we are a foreign private issuer, and therefore, we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act. The determination of foreign private issuer status is made annually on the last business day of an issuer's most recently completed second fiscal quarter, and, accordingly, the next determination will be made with respect to us on                     . In the future, we would lose our foreign private issuer status if (1) more than 50% of our outstanding voting securities are owned by U.S. residents and (2) a majority of our directors or executive officers are U.S. citizens or residents, or we fail to meet additional requirements necessary to avoid loss of foreign private issuer status. If we lose our foreign private issuer status, we will be required to file with the SEC periodic reports and registration statements on U.S. domestic issuer forms, which are more detailed and extensive than the forms available to a foreign private issuer. We will also have to mandatorily comply with U.S. federal proxy requirements, and our officers, directors and principal shareholders will become subject to the short-swing profit disclosure and recovery provisions of Section 16 of the Exchange Act. In addition, we will lose our ability to rely upon exemptions from certain corporate

governance requirements under the listing rules of the                     . As a U.S. listed public company that is not a foreign private issuer, we will incur significant additional legal, accounting and other expenses that we will not incur as a foreign private issuer.

As we are a "foreign private issuer" and intend to follow certain home country corporate governance practices, our shareholders may not have the same protections afforded to shareholders of companies that are subject to all                      corporate governance requirements.

As a foreign private issuer, we have the option to follow certain home country corporate governance practices rather than those of the                     , provided that we disclose the requirements we are not following and describe the home country practices we are following. We intend to rely on this "foreign private issuer exemption" with respect to the                     rules for shareholder meeting quorums and                     rules requiring shareholder approval. We may in the future elect to follow home country practices with regard to other matters. As a result, our shareholders may not have the same protections afforded to shareholders of companies that are subject to all                     corporate governance requirements.

The market price of our ordinary shares could be negatively affected by future sales of our ordinary shares.

After this offering, there will be                     ordinary shares outstanding. Sales by us or our shareholders of a substantial number of ordinary shares in the public market following this offering, or the perception that these sales might occur, could cause the market price of our ordinary shares to decline or could impair our ability to raise capital through a future sale of, or pay for acquisitions using, our equity securities. Of our issued and outstanding shares, all the ordinary shares sold in this offering will be freely transferable, except for any shares acquired by our "affiliates," as that term is defined in Rule 144 under the Securities Act.

We, our executive officers and directors, and the holders of substantially all of our outstanding ordinary shares, have agreed with the underwriters that, subject to limited exceptions, for a period of 180 days after the date of this prospectus, we and they will not directly or indirectly offer, pledge, sell, contract to sell, grant any option to purchase or otherwise dispose of any ordinary shares or any securities convertible into or exercisable or exchangeable for ordinary shares, or in any manner transfer all or a portion of the economic consequences associated with the ownership of ordinary shares, or cause a registration statement covering any ordinary shares to be filed except for the ordinary shares offered in this offering, without the prior written consent of                                          who may, in their sole discretion and at any time without notice, release all or any portion of the ordinary shares subject to these lock-up agreements. Following the expiration of the 180-day period, all of our ordinary shares not sold in this offering will be available for sale in the public markets subject to the requirements of Rule 144. See "Shares eligible for future sale."

As of December 31, 2018, we had              shares available for future grant under our share option plan and                     ordinary shares that were subject to share options or warrants outstanding. Of this amount,                  were vested and exercisable as of December 31, 2018. Substantially all of the outstanding share options are subject to market standoff agreements with us pursuant to the terms of our share option plans and will be available for sale starting 180 days after the date of this prospectus. Following this offering, we intend to file a registration statement on Form S-8 under the Securities Act registering the shares under our share option plans. Subject to the market standoff agreements, shares included in such registration statement will be available for sale in the public market immediately after such filing, subject to vesting provisions, except for shares held by affiliates who will have certain restrictions on their ability to sell.

We may be classified as a passive foreign investment company, as well as a controlled foreign corporation, which could result in adverse U.S. federal income tax consequences to U.S. Holders of our ordinary shares.

We would be classified as a passive foreign investment company ("PFIC") for any taxable year if, after the application of certain look-through rules, either: (i) 75% or more of our gross income for such year is "passive income" (as defined in the relevant provisions of the Internal Revenue Code of 1986, as amended), or (ii) 50% or more of the value of our gross assets (determined on the basis of a quarterly average) during such year is attributable to assets that produce or are held for the production of passive income (the "asset test"). For these purposes, cash and other assets readily convertible into cash are categorized as passive assets, and the company's goodwill and other unbooked intangibles are taken into account. Passive income generally includes, among other things, rents, dividends, interest, royalties, gains from the disposition of passive assets and gains from commodities and securities transactions. For purposes of this test, we will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation of which we own, directly or indirectly, more than 25% (by value) of the stock. Because PFIC status is based on our income, assets and activities for the entire taxable year, it is not possible to determine whether we will be characterized as a PFIC for the 2019 taxable year or other years until after the close of the taxable year. Moreover, we must determine our PFIC status annually based on tests that are factual in nature, and our status in future years will depend on our income, assets and activities in each of those years and, as a result, cannot be predicted with certainty as of the date hereof. We may be classified as a "controlled foreign corporation" ("CFC") for our taxable year ended December 31, 2018, and/or for our current taxable year. In general, we will be classified as a CFC for a taxable year if more than 50% of the total combined voting power or the total value of our ordinary shares is owned by "United States shareholders" (generally, United States persons who are treated as owning (directly, indirectly or constructively, using certain attribution rules) at least 10% of the total combined voting power or the total value of our ordinary shares). Due to a recently enacted change to the relevant attribution rules, it is not clear whether we are currently classified as a CFC and whether we were classified as a CFC for our taxable year ending December 31, 2018. The application of the PFIC asset test to a CFC for its taxable year in which it becomes a publicly traded corporation after the close of the first quarter of such year is not clear, and therefore the application of the PFIC asset test to us in our current taxable year is uncertain. If we are classified as a CFC in our current taxable year and if the PFIC asset test must be applied entirely based on the adjusted tax bases of our assets for each quarter during the current taxable year (the least favorable interpretation of the PFIC asset test), we expect that we will be a PFIC in respect of our current taxable year. If we are not classified as a CFC, or if a more favorable interpretation of the PFIC asset test can be applied such that the fair market value of our assets can be used for this purpose for at least the quarters during which the ordinary shares are publicly traded then, based on the current and anticipated composition of our income and assets, we do not expect to be classified as a PFIC in respect of our current taxable year. U.S. Holders should consult their own tax advisors regarding the application of these rules. Certain adverse U.S. federal income tax consequences could apply to a U.S. Holder if we are treated as a PFIC for any taxable year during which such U.S. Holder holds our ordinary shares. See "Taxation and government programs—United States federal income taxation—Passive Foreign Investment Company considerations."

If a United States person is treated as owning at least 10% of our ordinary shares, such holder may be subject to adverse U.S. federal income tax consequences.

If a United States person is treated as owning (directly, indirectly, or constructively) at least 10% of the value or voting power of our ordinary shares, such person may be treated as a "United States shareholder" with respect to each "controlled foreign corporation" in our group (if any). Because our group includes a U.S. subsidiary, certain of our non-U.S. subsidiaries could be treated as controlled foreign corporations (regardless of whether or not we are treated as a controlled foreign corporation). A United States shareholder of a controlled foreign corporation may be required to report annually and include in its U.S. taxable income its pro rata share of "Subpart F income," "global intangible low-taxed income," and investments in U.S. property by controlled foreign corporations, regardless of whether we make any distributions. An individual that is a United States shareholder with respect to a controlled foreign corporation generally would not be allowed certain tax deductions or foreign tax credits that would be allowed to a United States shareholder that is a U.S. corporation. Failure to comply with these reporting obligations may subject a United States shareholder to significant monetary penalties and may prevent the statute of limitations with respect to such shareholder's U.S. federal income tax return for the year for which reporting was due from starting. We cannot provide any assurances that we will assist investors in determining whether we are or any of our non-U.S. subsidiaries is treated as a controlled foreign corporation or whether any investor is treated as a United States shareholder with respect to any such controlled foreign corporation or furnish to any United States shareholders information that may be necessary to comply with the aforementioned reporting and tax paying obligations. A United States investor should consult its advisors regarding the potential application of these rules to an investment in our ordinary shares.

You will experience immediate and substantial dilution in the net tangible book value of the ordinary shares you purchase in this offering.

The initial public offering price of our ordinary shares substantially exceeds the net tangible book value per share of our ordinary shares immediately after this offering. Therefore, if you purchase our ordinary shares in this offering, you will suffer, as of December 31, 2018, immediate dilution of $              per share (or $               per share if the underwriters exercise in full their option to purchase additional ordinary shares) in net tangible book value after giving effect to the sale of ordinary shares in this offering at an assumed initial public offering price of $              per share, which is the midpoint of the price range set forth on the cover page of this prospectus. If outstanding options to purchase our ordinary shares are exercised in the future, you will experience additional dilution. See "Dilution."

Provisions of Israeli law and our amended and restated articles of association to be effective upon the closing of this offering may delay, prevent or make undesirable an acquisition of all or a significant portion of our shares or assets.

Provisions of Israeli law and our amended and restated articles of association to be effective upon the closing of this offering could have the effect of delaying or preventing a change in control and may make it more difficult for a third-party to acquire us or our shareholders to elect different individuals to our board of directors, even if doing so would be considered to be beneficial by some of our shareholders, and may limit the price that investors may be willing to pay in the future for our ordinary shares. Among other things:

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Israeli corporate law regulates mergers and requires that a tender offer be effected when more than a specified percentage of shares in a company are purchased;

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Israeli corporate law does not provide for shareholder action by written consent, thereby requiring all shareholder actions to be taken at a general meeting of shareholders;

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our amended and restated articles of association divide our directors into three classes, each of which is elected once every three years;

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our amended and restated articles of association generally require a vote of the holders of a majority of our outstanding ordinary shares entitled to vote present and voting on the matter at a general meeting of shareholders, and the amendment of a limited number of provisions, such as the provision dividing our directors into three classes, requires a vote of the holders of at least       % of the total voting power of our shareholders;

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our amended and restated articles of association do not permit a director to be removed except by a vote of the holders of at least        % of the total voting power of our shareholders and any amendment to such provision shall require the approval of at least         % of the total voting power of our shareholders; and

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our amended and restated articles of association provide that director vacancies may be filled by our board of directors.

Further, Israeli tax considerations may make potential transactions undesirable to us or to some of our shareholders whose country of residence does not have a tax treaty with Israel granting tax relief to such shareholders from Israeli tax. With respect to mergers, Israeli tax law allows for tax deferral in certain circumstances but makes the deferral contingent on the fulfillment of numerous conditions, including a holding period of two years from the date of the transaction during which certain sales and dispositions of shares of the participating companies are restricted.

We have broad discretion over the use of proceeds we receive in this offering and may not apply the proceeds in ways that increase the value of your investment.

Our management will have broad discretion in the application of the net proceeds from this offering and, as a result, you will have to rely upon the judgment of our management with respect to the use of these proceeds. Our management may spend a portion or all of the net proceeds in ways that not all shareholders approve of or that may not yield a favorable return. The failure by our management to apply these funds effectively could harm our business.

We do not expect to pay any dividends in the foreseeable future.

We have never declared or paid any dividends on our ordinary shares. We do not anticipate paying any dividends in the foreseeable future. We currently intend to retain future earnings, if any, to finance operations and expand our business. Consequently, investors who purchase ordinary shares in this offering may be unable to realize a gain on their investment except by selling sell such shares after price appreciation, which may never occur.

Our board of directors has sole discretion whether to pay dividends. If our board of directors decides to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that our directors may deem relevant. The Companies Law imposes restrictions on our ability to declare and pay dividends. See "Description of share capital and articles of association—Dividend and liquidation rights" for additional information.

Payment of dividends may also be subject to Israeli withholding taxes. See "Taxation and government programs" for additional information.

We will incur increased costs as a result of operating as a public company, and our management will be required to devote substantial time to new compliance initiatives and corporate governance practices.

As a public company, and particularly after we are no longer an emerging growth company, we will incur significant legal, accounting and other expenses that we did not incur as a private company. The Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act, the listing requirements of the and other applicable securities rules and regulations impose various requirements on public companies, including establishment and maintenance of effective disclosure and financial controls and corporate governance practices. Our management and other personnel will need to devote a substantial amount of time to these compliance initiatives. Moreover, these rules and regulations will increase our legal and financial compliance costs and will make some activities more time-consuming and costly. For example, we expect that these rules and regulations may make it more difficult and more expensive for us to obtain director and officer liability insurance, and could also make it more difficult for us to attract and retain qualified members of our board.

We are evaluating these rules and regulations and cannot predict or estimate the amount of additional costs we may incur or the timing of such costs. These rules and regulations are often subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices.

We are not currently required to comply with the rules of the SEC implementing Section 404 of the Sarbanes-Oxley Act ("Section 404") and therefore are not required to make a formal assessment of the effectiveness of our internal control over financial reporting for that purpose. Upon becoming a publicly traded company, we will be required to comply with the SEC's rules implementing Sections 302 and 404 of the Sarbanes-Oxley Act, which will require management to certify financial and other information in our annual reports and provide an annual management report on the effectiveness of control over financial reporting. Though we will be required to disclose material changes in internal control over financial reporting on an annual basis, we will not be required to make our first annual assessment of our internal control over financial reporting pursuant to Section 404 until the year following our first annual report required to be filed with the SEC. Additionally, while we remain an emerging growth company, we will not be required to include an attestation report on internal control over financial reporting issued by our independent registered public accounting firm. To achieve compliance with Section 404 within the prescribed period, we will be engaged in a process to document and evaluate our internal control over financial reporting, which is both costly and challenging. In this regard, we will need to continue to dedicate internal resources, potentially engage outside consultants and adopt a detailed work plan to assess and document the adequacy of internal control over financial reporting, continue steps to improve control processes as appropriate, validate through testing that controls are functioning as documented and implement a continuous reporting and improvement process for internal control over financial reporting. We currently have limited accounting personnel and we have begun the process of evaluating the adequacy of our accounting personnel staffing level and other matters related to our internal control over financial reporting. Despite our efforts, there is a risk that we will not be able to conclude, within the prescribed timeframe or at all, that our internal control over financial reporting is effective as required by Section 404. If we identify one or more material weaknesses once we are a public company, it could result in an adverse reaction in the financial markets due to a loss of confidence in the reliability of our financial statements. As a result, the market price of our ordinary shares could be negatively affected, and we could become subject to investigations by the stock exchange on which our securities are listed, the SEC or other regulatory authorities, which could require additional financial and management resources.

Risks relating to our incorporation and location in Israel

Conditions in Israel could materially and adversely affect our business.

Our executive offices are located in Tel-Aviv, Israel. In addition, a number of our officers and directors are residents of Israel. Accordingly, political, economic and military conditions in Israel and the surrounding region may directly affect our business and operations. Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its neighboring countries, as well as terrorist acts committed within Israel by hostile elements. Any hostilities involving Israel or the interruption or curtailment of trade between Israel and its trading partners could adversely affect our operations and results of operations. During the summer of 2006, Israel was engaged in an armed conflict with Hezbollah, a Lebanese Islamist Shiite militia group and political party. In December 2008 and January 2009 there was an escalation in violence among Israel, Hamas, the Palestinian Authority and other groups, as well as extensive hostilities along Israel's border with the Gaza Strip, which resulted in missiles being fired from the Gaza Strip into Southern Israel. During November 2012 and from July through August 2014, Israel was engaged in an armed conflict with a militia group and political party who controls the Gaza Strip, which resulted in missiles being fired from the Gaza Strip into Southern Israel, as well as at areas more centrally located near Tel Aviv and at areas surrounding Jerusalem. These conflicts involved missile strikes against civilian targets in various parts of Israel, including areas in which our employees and some of our consultants are located, and negatively affected business conditions in Israel. Since February 2011, Egypt has experienced political turbulence and an increase in terrorist activity in the Sinai Peninsula. Such political turbulence and violence may damage peaceful and diplomatic relations between Israel and Egypt, and could affect the region as a whole. Similar civil unrest and political turbulence has occurred in other countries in the region, including Syria, which shares a common border with Israel, and is affecting the political stability of those countries. Since April 2011, internal conflict in Syria has escalated and chemical weapons have been used in the region. Foreign actors have intervened and may continue to intervene in Syria. This instability and any intervention may lead to deterioration of the political and economic relationships that exist between the State of Israel and some of these countries and may lead to additional conflicts in the region. In addition, Iran has threatened to attack Israel and may be developing nuclear weapons. Iran also has a strong influence among extremist groups in the region, including Hamas in Gaza, Hezbollah in Lebanon and various rebel militia groups in Syria. These situations have escalated at various points in recent years and may escalate in the future to more violent events, which may affect Israel and us. Any armed conflicts, terrorist activities or political instability in the region could adversely affect business conditions and could harm our results of operations and could make it more difficult for us to raise capital. Parties with whom we do business have sometimes declined to travel to Israel during periods of heightened unrest or tension, forcing us to make alternative arrangements when necessary in order to meet our business partners face to face. In addition, the political and security situation in Israel may result in parties with whom we have agreements involving performance in Israel claiming that they are not obligated to perform their commitments under those agreements pursuant to force majeure provisions in such agreements.

Our commercial insurance does not cover losses that may occur as a result of events associated with war and terrorism. Although the Israeli government currently covers the reinstatement value of direct damages that are caused by terrorist attacks or acts of war, we cannot assure you that this government coverage will be maintained or that it will sufficiently cover our potential damages. Any losses or damages incurred by us could have a material adverse effect on our business. Any armed conflicts or political instability in the region would likely negatively affect business conditions and could harm our results of operations.

Further, in the past, the State of Israel and Israeli companies have been subjected to economic boycotts. Several countries still restrict business with the State of Israel and with Israeli companies. These restrictive laws and policies may have an adverse impact on our operating results, financial condition or the expansion of our business. A campaign of boycotts, divestment and sanctions has been undertaken against Israel, which could also adversely impact our business.

In addition, many Israeli citizens are obligated to perform several days, and in some cases more, of annual military reserve duty each year until they reach the age of 40 (or older, for reservists who are military officers or who have certain occupations) and, in the event of a military conflict, may be called to active duty. In response to increases in terrorist activity, there have been periods of significant call-ups of military reservists. It is possible that there will be military reserve duty call-ups in the future. Our operations could be disrupted by such call-ups, which may include the call-up of members of our management. Such disruption could materially adversely affect our business, prospects, financial condition and results of operations.

The tax benefits that are available to us require us to continue to meet various conditions and may be terminated or reduced in the future, which could increase our costs and taxes.

We are eligible for certain tax benefits provided to a "Beneficiary Enterprise" under the Israeli Law for the Encouragement of Capital Investments, 5719-1959 (the "Investment Law"). In order to remain eligible for the tax benefits provided to a "Beneficiary Enterprise" we must continue to meet certain conditions stipulated in the Investment Law and its regulations, as amended. If these tax benefits are reduced, cancelled or discontinued, our Israeli taxable income from the approved enterprise would be subject to regular Israeli corporate tax rates. The standard corporate tax rate for Israeli companies in 2017 was 24% and was reduced to 23% in 2018 and thereafter. Additionally, if we increase our activities outside of Israel through acquisitions, for example, our expanded activities might not be eligible for inclusion in future Israeli tax benefit programs. See "Taxation and government programs—Israeli tax considerations and government programs—Law for the Encouragement of Capital Investments, 5719-1959."

It may be difficult to enforce a U.S. judgment against us, our officers and directors named in this prospectus in Israel or the United States, or to assert U.S. securities laws claims in Israel or serve process on our officers and directors.

Not all of our directors or officers are residents of the United States and most of their and our assets are located outside the United States. Service of process upon us or our non-U.S. resident directors and officers may be difficult to obtain within the United States. We have been informed by our legal counsel in Israel that it may be difficult to assert claims under U.S. securities laws in original actions instituted in Israel or obtain a judgment based on the civil liability provisions of U.S. federal securities laws. Israeli courts may refuse to hear a claim based on a violation of U.S. securities laws against us or our non-U.S. officers and directors because Israel may not be the most appropriate forum to bring such a claim. In addition, even if an Israeli court agrees to hear a claim, it may determine that Israeli law and not U.S. law is applicable to the claim. If U.S. law is found to be applicable, the content of applicable U.S. law must be proved as a fact, which can be a time-consuming and costly process. Certain matters of procedure will also be governed by Israeli law. There is little binding case law in Israel addressing the matters described above. Additionally, Israeli courts might not enforce judgments obtained in the United States against us or our non-U.S. our directors and executive officers, which may make it difficult to collect on judgments rendered against us or our non-U.S. officers and directors.

Moreover, an Israeli court will not enforce a non-Israeli judgment if it was given in a state whose laws do not provide for the enforcement of judgments of Israeli courts (subject to exceptional cases), if its enforcement is likely to prejudice the sovereignty or security of the State of Israel, if it was obtained by fraud or in the absence of due process, if it is at variance with another valid judgment that was given in the same matter between the same parties, or if a suit in the same matter between the same parties was pending before a court or tribunal in Israel at the time the foreign action was brought. For more information, see "Enforceability of civil liabilities."

Your rights and responsibilities as our shareholder will be governed by Israeli law, which may differ in some respects from the rights and responsibilities of shareholders of U.S. corporations.

We are incorporated under Israeli law. The rights and responsibilities of holders of our ordinary shares are governed by our amended and restated articles of association to be effective upon the closing of this offering and the Israeli Companies Law, 5759-1999 (the "Companies Law"). These rights and responsibilities differ in some respects from the rights and responsibilities of shareholders in typical U.S. corporations. In particular, pursuant to the Companies Law each shareholder of an Israeli company has to act in good faith and in a customary manner in exercising his or her rights and fulfilling his or her obligations toward the Company and other shareholders and to refrain from abusing his or her power in the Company, including, among other things, in voting at the general meeting of shareholders on amendments to a company's articles of association, increases in a company's authorized share capital, mergers and certain transactions requiring shareholders' approval under the Companies Law. In addition, a controlling shareholder of an Israeli company or a shareholder who knows that it possesses the power to determine the outcome of a shareholder vote or who has the power to appoint or prevent the appointment of a director or officer in the Company or has other powers toward the Company has a duty of fairness toward the Company. However, Israeli law does not define the substance of this duty of fairness. There is little case law available to assist in understanding the implications of these provisions that govern shareholder behavior.

We may be exposed to liabilities under the U.S. Foreign Corrupt Practices Act and other U.S. and foreign anti-corruption anti-money laundering, export control, sanctions and other trade laws and regulations, and any determination that we violated these laws could have a material adverse effect on our business.

We are subject to export control and import laws and regulations, including the U.S. Export Administration Regulations, U.S. Customs regulations and various economic and trade sanctions regulations administered by the U.S. Treasury Department's Office of Foreign Assets Control. We are also subject to the U.S. Foreign Corrupt Practices Act of 1977, as amended (the "FCPA"), the U.S. domestic bribery statute contained in 18 U.S.C. § 201, the U.S. Travel Act, the USA PATRIOT Act, the United Kingdom Bribery Act 2010, the Proceeds of Crime Act 2002, Chapter 9 (sub-chapter 5) of the Israeli Penal Law, 1977, the Israeli Prohibition on Money Laundering Law—2000 and possibly other anti-bribery and anti-money laundering laws in countries outside of the United States in which we conduct our activities. Compliance with these laws has been the subject of increasing focus and activity by regulatory authorities, both in the United States and elsewhere, in recent years. Anti-corruption laws are interpreted broadly and prohibit companies and their employees and third-party intermediaries from authorizing, promising, offering, providing, soliciting or accepting, directly or indirectly, improper payments or benefits to or from any person whether in the public or private sector.

Further, we historically had some users in Cuba, North Korea and Crimea, countries that are presently the subject of comprehensive sanctions by the United States government ("Sanctioned Countries"). We have taken steps to terminate existing accounts in Sanctioned Countries and have implemented various control mechanisms designed to prevent unauthorized dealings with Sanctioned Countries going forward. Although we endeavor to conduct our business in accordance with applicable laws and regulations, we cannot guarantee compliance.

Noncompliance with anti-corruption, anti-money laundering, export control, sanctions and other trade laws could subject us to whistleblower complaints, investigations, sanctions, settlements, prosecution, other enforcement actions, disgorgement of profits, significant fines, damages, other civil and criminal penalties or injunctions, suspension and/or debarment from contracting with certain persons, the loss of export privileges, reputational harm, adverse media coverage and other collateral consequences. If any subpoenas or investigations are launched, or governmental or other sanctions are imposed, or if we do not prevail in any possible civil or criminal litigation, our business, results of operations and financial condition could be materially harmed. Responding to any action will likely result in a materially significant diversion of management's attention and resources and significant defense and compliance costs and other professional fees. In addition, regulatory authorities may seek to hold us liable for successor liability for violations committed by companies in which we invest or that we acquire. As a general matter, enforcement actions and sanctions could harm our business, results of operations and financial condition.

Special note regarding forward-looking statements

This prospectus contains estimates and forward-looking statements, principally in the sections entitled "Prospectus summary," "Risk factors," "Use of proceeds," "Dividend policy," "Management's discussion and analysis of financial condition and results of operations" and "Business." In some cases, these forward-looking statements can be identified by words or phrases such as "may," "might," "will," "could," "would," "should," "expect," "plan," "anticipate," "intend," "seek," "believe," "estimate," "predict," "potential," "continue," "contemplate," "possible" or similar words. Statements regarding our future results of operations and financial position, growth strategy and plans and objectives of management for future operations, including, among others, expansion in new and existing markets, are forward-looking statements.

Our estimates and forward-looking statements are mainly based on our current expectations and estimates of future events and trends which affect or may affect our business, operations and industry. Although we believe that these estimates and forward-looking statements are based upon reasonable assumptions, they are subject to numerous risks and uncertainties.

Our estimates and forward-looking statements may be influenced by factors including:

•
our growth depends on our ability to attract and retain a large community of buyers and freelancers, and the loss of our buyers and freelancers, or failure to attract new buyers and freelancers, could materially and adversely affect our business;

•
we have incurred operating losses in the past, expect to incur operating losses in the future and may never achieve or maintain profitability;

•
if we fail to maintain and enhance our brand, our business, results of operations and prospects may be materially and adversely affected;

•
if the market for freelancers and the services they offer is not sustained or develops more slowly than we expect, our growth may slow or stall;

•
if user engagement on our website declines for any reason, our growth may slow or stall;

•
if we fail to maintain and improve the quality of our platform, we may not be able to attract and retain buyers and freelancers;

•
we face significant competition, which may cause us to suffer from a weakened market position that could materially and adversely affect our results of operations;

•
our business may suffer if we do not successfully manage our current and potential future growth;

•
our user growth and engagement on mobile devices depend upon effective operation with mobile operating systems, networks and standards that we do not control;

•
we or our third-party partners may experience a security breach, including unauthorized parties obtaining access to our users' personal or other data, or any other data privacy or data protection compliance issue;

•
changes in laws or regulations relating to consumer data privacy or data protection, or any actual or perceived failure by us to comply with such laws and regulations or our privacy policies, could materially and adversely affect our business;

•
we have a limited operating history under our current platform and pricing model, which makes it difficult to evaluate our business and prospects and increases the risks associated with your investment, and any future changes to our pricing model could materially and adversely affect our business;

•
errors, defects or disruptions in our platform could diminish our brand, subject us to liability, and materially and adversely affect our business, prospects, financial condition and results of operations;

•
our platform contains open source software components, and failure to comply with the terms of the underlying licenses could restrict our ability to market or operate our platform;

•
expansion into markets outside the United States is important to the growth of our business, and if we do not manage the business and economic risks of international expansion effectively, it could materially and adversely affect our business and results of operations;

•
if we are unable to maintain and expand our scale of operations and generate a sufficient amount of revenue to offset the associated fixed and variable costs, our results of operations may be materially and adversely affected;

•
our operating results may fluctuate from quarter to quarter, which makes our future results difficult to predict;

•
our business is subject to a variety of laws and regulations, both in the United States and internationally, many of which are evolving;

•
if we fail to protect our intellectual property rights, our business, prospects, financial condition and results of operations could be materially and adversely affected;

•
we may not be able to successfully halt the operations of copycat websites or misappropriation of our data; and

•
we may be vulnerable to intellectual property infringement or misappropriation claims brought against us by others.

Many important factors, in addition to the factors described above and in other sections of this prospectus, could adversely impact our business and financial performance. Moreover, we operate in an evolving environment. New risks and uncertainties emerge from time to time, and it is not possible for our management to predict all risks and uncertainties, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from estimates or forward-looking statements. We qualify all of our estimates and forward-looking statements by these cautionary statements.

The estimates and forward-looking statements contained in this prospectus speak only as of the date of this prospectus. Except as required by applicable law, we undertake no obligation to publicly update or revise any estimates or forward-looking statements whether as a result of new information, future events or otherwise, or to reflect the occurrence of unanticipated events.

Use of proceeds

We estimate that the net proceeds to us from this offering, after deducting underwriting discounts and commissions and estimated offering expenses payable by us, will be approximately $              million (or approximately $               million if the underwriters exercise their option to purchase additional ordinary shares in full), assuming an initial public offering price of $         per share, which is the midpoint of the price range set forth on the cover page of this prospectus.

A $1.00 increase (decrease) in the assumed initial public offering price of $         per share would increase (decrease) the net proceeds to us from this offering by approximately $         million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting underwriting discounts and commissions. Each increase (decrease) of 1,000,000 shares in the number of ordinary shares offered by us would increase (decrease) the net proceeds to us from this offering by approximately $              million, assuming that the assumed initial public offering price of $         per ordinary share remains the same and after deducting underwriting discounts and commissions. Expenses of this offering will be paid by us.

The principal purposes of this offering are to obtain additional working capital and to create a public market for our ordinary shares. We intend to use the net proceeds from this offering for working capital, to fund growth and for other general corporate purposes.

We will have broad discretion in the way that we use the net proceeds of this offering. Our use of the net proceeds from this offering will depend on a number of factors, including our future revenue and cash generated by operations and the other factors described in "Risk factors."

Dividend policy

We have never declared or paid any dividends on our ordinary shares. We do not anticipate paying any dividends in the foreseeable future. We currently intend to retain future earnings, if any, to finance operations and expand our business. Our board of directors has sole discretion whether to pay dividends. If our board of directors decides to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that our directors may deem relevant.

The Companies Law imposes restrictions on our ability to declare and pay dividends. See "Description of share capital and articles of association—Dividend and liquidation rights" for additional information.

Payment of dividends may be subject to Israeli withholding taxes. See "Taxation and government programs—Israeli tax considerations and government programs" for additional information.

Capitalization

The following table sets forth our cash and cash equivalents and total capitalization as of December 31, 2018, as follows:

•
on an actual basis; and

•
on an as adjusted basis to reflect the issuance and sale of ordinary shares in this offering at the assumed initial public offering price of $         per ordinary share, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

You should read this information in conjunction with our consolidated financial statements and the related notes appearing at the end of this prospectus and the "Management's discussion and analysis of financial condition and results of operations" section and other financial information contained in this prospectus.

	As of December 31, 2018
	Actual	As adjusted(1)

	(in thousands, except share and per share amounts)
Cash and cash equivalents	$55,955	$

Long-term loan	3,237
Ordinary shares, no par value: 210,000,000 shares authorized, actual; shares authorized, as adjusted; 47,253,906 shares issued and outstanding, actual; shares issued and outstanding, as adjusted	—
Protected ordinary shares, no par value: 123,509,922 shares authorized, actual; zero shares authorized, as adjusted; 123,509,922 shares issued and outstanding, actual; zero shares issued and outstanding, as adjusted	—
Additional paid-in capital	178,164
Accumulated deficit	(123,592)
Accumulated other comprehensive loss	(598)

Total shareholders' equity	53,974

Total capitalization	$57,211	$

(1)    A $1.00 increase (decrease) in the assumed initial public offering price of $              per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) the as adjusted amount of each of cash and cash equivalents, total shareholders' equity and total capitalization by approximately $               million, assuming the number of ordinary shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting underwriting discounts and commissions. An increase (decrease) of 1,000,000 shares in the number of ordinary shares offered by us, as set forth on the cover page of this prospectus, would increase (decrease) the as adjusted amount of each of cash and cash equivalents, total shareholders' equity and total capitalization by approximately $               million, assuming an initial public offering price of $              per share, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

Dilution

If you invest in our ordinary shares in this offering, your ownership interest will be immediately diluted to the extent of the difference between the initial public offering price per share and the net tangible book value per ordinary share after this offering. Our net tangible book value as of December 31, 2018 was $         per ordinary share.

After giving effect to the sale of ordinary shares that we are offering at an assumed initial public offering price of $         per share, after deducting underwriting discounts and commissions and estimated offering expenses payable by us, our net tangible book value on an adjusted basis as of December 31, 2018 would have been $         per ordinary share. This amount represents an immediate increase in net tangible book value of $         per ordinary share to our existing shareholders and an immediate dilution of $         per ordinary share to new investors purchasing ordinary shares in this offering. We determine dilution by subtracting the as adjusted net tangible book value per share after this offering from the amount of cash that a new investor paid for an ordinary share.

The following table illustrates this dilution:

Assumed initial public offering price per share		$
As adjusted net tangible book value per share as of December 31, 2018	$
Increase per share attributable to this offering

As adjusted net tangible book value per share after this offering

Dilution per share to new investors in this offering		$

A $1.00 increase (decrease) in the assumed initial public offering price of $         per ordinary share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) the as adjusted net tangible book value per share by $         , and increase (decrease) dilution to new investors by $         per share, in each case assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

If the underwriters exercise in full their option to purchase additional ordinary shares in this offering, the as adjusted net tangible book value after the offering would be $         per share, the increase in net tangible book value to existing shareholders would be $         per share, and the dilution to new investors would be $         per share, in each case assuming an initial public offering price of $         per share, which is the midpoint of the price range set forth on the cover page of this prospectus.

The following table summarizes, on an as adjusted basis as of December 31, 2018, the differences between the number of shares purchased from us, the total consideration paid to us in cash and the average price per share that existing shareholders paid during the past five years, on the one hand, and new investors are paying in this offering, on the other hand. The calculation below is based on an assumed initial public offering price of $              per share, which is the midpoint of the price range set forth on the cover page of this prospectus, before deducting underwriting discounts and commissions and estimated offering expenses payable by us.

	Shares purchased		Total consideration
Average price per share
	Number	Percent	Amount	Percent

Existing shareholders		%	$	%	$
New investors

Total		%		%

To the extent any of our outstanding options is exercised, there will be further dilution to new investors.

If the underwriters exercise their option to purchase additional shares in full:

•
the percentage of ordinary shares held by existing shareholders will decrease to approximately         % of the total number of our ordinary shares outstanding after this offering; and

•
the number of shares held by new investors will increase to              , or approximately              % of the total number of our ordinary shares outstanding after this offering.

Selected consolidated financial and other data

We prepare our consolidated financial statements in accordance with GAAP. The selected historical consolidated financial data as of December 31, 2018 and 2017 and for the year ended December 31, 2018 and 2017 has been derived from our audited consolidated financial statements, which are included elsewhere in this prospectus. Our historical results for any prior period are not necessarily indicative of results expected in any future period.

The financial data set forth below should be read in conjunction with, and is qualified by reference to "Management's discussion and analysis of financial condition and results of operations" and the consolidated financial statements and notes thereto included elsewhere in this prospectus.

	Year ended December 31,
	2018	2017

	(in thousands)
Consolidated Statement of Operations:
Revenue	$75,503	$52,112
Cost of revenue(1)	15,621	13,362

Gross profit	59,882	38,750
Operating expenses:
Research and development(1)	26,035	16,074
Sales and marketing(1)	49,720	33,772
General and administrative(1)	20,596	8,427

Total operating expenses	96,351	58,273

Operating loss	(36,469)	(19,523)
Financial income, net	408	493

Loss before income taxes	(36,061)	(19,030)

Income taxes	—	(294)

Net loss	$(36,061)	$(19,324)

(1)
Amounts include share-based compensation expense as follows:

	Year ended December 31,
	2018	2017

Cost of revenue	$12	$20
Research and development	731	286
Sales and marketing	1,480	836
General and administrative	9,425	261

	$11,648	$1,403

	Year ended December 31,
	2018	2017

	(in thousands)
Consolidated Statement of Cash Flows:
Net cash used in operating activities	$(51,676)	$(5,263)
Net cash provided by investing activities	26,067	5,083
Net cash provided by financing activities	53,888	1,253

	As of or for the year ended December 31,
	2018	2017

Selected Other Data(2):
Active buyers (in millions)	2.0	1.8
Spend per buyer	$145	$119
Adjusted EBITDA (in thousands)(3)	$(21,007)	$(17,030)

	As of December 31,
	2018	2017

	(in thousands)
Consolidated Balance Sheet:
Cash and cash equivalents	$55,955	$27,866
Total assets	111,030	69,772
Total liabilities	57,056	46,673
Share capital and additional paid-in capital	178,164	110,630
Accumulated deficit	(123,592)	(87,531)
Total shareholders' equity	$53,974	$23,099

(2)    See the definitions of key operating and financial metrics in "Management's discussion and analysis of financial condition and results of operations—Key financial and operating metrics."

(3)    Adjusted EBITDA is a supplemental measure of our performance that is not required by, or presented in accordance with, GAAP. Adjusted EBITDA should not be considered as an alternative to net loss as a measure of financial performance.

We define Adjusted EBITDA as net loss before financial income, net, income taxes, and depreciation and amortization, further adjusted for share-based compensation expense and acquisition-related costs. Adjusted EBITDA is included in this prospectus because it is a key metric used by management and our board of directors to assess our financial performance. Adjusted EBITDA is frequently used by analysts, investors and other interested parties to evaluate companies in our industry. Management believes that Adjusted EBITDA is an appropriate measure of operating performance because it eliminates the impact of expenses that do not relate directly to the performance of the underlying business.

Adjusted EBITDA is not a GAAP measure of our financial performance or liquidity and should not be considered as an alternative to net loss as a measure of financial performance, as an alternative to cash flows from operations as a measure of liquidity, or as an alternative to any other performance measure derived in accordance with GAAP. Adjusted EBITDA should not be construed as an inference that our future results will be unaffected by unusual or other items. Additionally, Adjusted EBITDA is not intended to be a measure of free cash flow for management's discretionary use, as it does not reflect our tax payments and certain other cash costs that may recur in the future, including, among other things, cash requirements for costs to replace assets being depreciated and amortized. Management compensates for these limitations by relying on our GAAP results in addition to using Adjusted EBITDA as a supplemental measure. Our measure of Adjusted EBITDA is not necessarily comparable to similarly titled captions of other companies due to different methods of calculation.

The following table reconciles Adjusted EBITDA to the most directly comparable GAAP financial performance measure, which is net loss:

	Year ended December 31,
	2018	2017

	(in thousands)
Net loss	$(36,061)	$(19,324)
Financial income, net	(408)	(493)
Income taxes	—	294
Depreciation and amortization	2,250	1,090
Share-based compensation(a)	11,648	1,403
Acquisition-related cost(b)	1,564	—

Adjusted EBITDA	$(21,007)	$(17,030)

  (a)    Represents non-cash share-based compensation expense.

  (b)   Represents acquisition related costs in connection with our acquisition of And Co. in January 2018. These costs include compensation subject to continuing employment, signing bonuses to certain employees and other acquisition-related costs.

Management's discussion and analysis of
financial condition and results of operations

You should read the following discussion together with "Selected consolidated financial and other data" and the consolidated financial statements and related notes included elsewhere in this prospectus. The statements in this discussion regarding industry outlook, our expectations regarding our future performance, liquidity and capital resources and other non-historical statements in this discussion are forward-looking statements. These forward-looking statements are subject to numerous risks and uncertainties, including, but not limited to, the risks and uncertainties described in "Risk factors" and "Special note regarding forward-looking statements." Our actual results may differ materially from those contained in or implied by any forward-looking statements.

Overview

Our mission is to change how the world works together. We started with the simple idea that people should be able to buy and sell digital services in the same fashion as physical goods on an e-commerce platform. On that basis, we set out to design a digital marketplace that is built with a comprehensive SKU-like services catalog and an efficient search, find and order process that mirrors a typical e-commerce transaction.

We believe our model reduces friction and uncertainties for both buyers and sellers. At the foundation of our platform lies an expansive catalog with over 200 categories of productized service listings, which we coined as Gigs. Each Gig has a clearly defined scope, duration and price, along with buyer-generated reviews. Using either our search or navigation tools, buyers can easily find and purchase productized services, such as logo design, video creation and editing, website development and blog writing, with prices ranging from $5 to thousands of dollars. We call this the Service-as-a-Product ("SaaP") model. Our approach fundamentally transforms the traditional freelancer staffing model into an e-commerce-like experience. Since inception, we have facilitated over 50 million transactions between over 5.5 million buyers and more than 830,000 sellers on our platform.

We were founded in 2010 by entrepreneurs who have extensive experience working with freelancers and who have witnessed firsthand how challenging the process can be. Our platform has simplified and streamlined this process for both buyers and sellers and, as a result, we have experienced significant growth and reached meaningful scale. Our GMV for the years ended December 31, 2018 and 2017 was $293.5 million and $213.0 million, respectively, and our revenue for the same periods was $75.5 million and $52.1 million, respectively. We have achieved a number of significant milestones since inception:

Our history

REVENUE
2010
Went live with 8 categories
Crossed $250K monthly GMV in December
2011
First transaction above $5
Reached 100K buyers in June
First time to achieve $1M monthly GMV
2012
Registered "Gig" trademark
Launch of proprietary leveling and rating system
2013
Launch of Fiverr mobile App
First seller to make $1M in Gig sales
First Fiverr community meet-up
2014
Reached 1M buyers in April
First investment in performance marketing
Launch of custom offers
2015
Launch of Packages
Launch of liquidity management and algorithm system
First time to achieve $10M monthly GMV
2016
Significant upgrade to our catalog infrastructure
2017
Launch of Fiverr Pro
First transaction above $10K
2018
Reached 5M buyers in July
200+ categories available
2019
FIVERR TODAY
200+ categories
160+ countries
5.5M buyers since inception

Our business model

We operate a marketplace model where we derive the substantial majority of our revenue from transaction fees and service fees that are based on the total value of transactions processed through our platform. Our revenue growth has been driven primarily by the growth of active buyers and spend per buyer. For the years ended December 31, 2018 and 2017, our revenue was $75.5 million and $52.1 million, respectively, most of which was driven by repeat buyers whose collective spend on our platform continues to increase. These favorable dynamics provide us with revenue visibility and predictability. As repeat buyers keep using our platform, placing additional orders and ordering higher value and cross category services, we benefit from growing buyer lifetime value.

Our take rate, or revenue as a percentage of GMV, was 25.7% and 24.5% for the years ended December 31, 2018 and 2017, respectively. We believe we are able to command our take rate because of the value we provide to our buyers and sellers in an otherwise fragmented, unstandardized and high-friction industry. Our take rate has modestly increased since our inception, as we provide more value to buyers and sellers. Our objective is to maintain a consistent take rate for the foreseeable future.

Our revenue is diversified and generated from a broad mix of digital services. Our platform includes over 200 categories across eight verticals, including Graphics & Design, Digital Marketing, Writing & Translation, Video & Animation, Music & Audio, Programming & Tech, Business, and Lifestyle. For both the years ended

December 31, 2018 and 2017, no single category accounted for more than 15% of our total revenue. Category expansion continues to be a key strategy for our business.

Geographically, the substantial majority of our revenue is generated from buyers in English speaking countries. For both the years ended December 31, 2018, over 70% of our revenue was generated from Gigs purchased by buyers located in the United States, the United Kingdom, Canada, Australia and New Zealand. As we expand our platform to include additional languages, we expect to deepen our penetration into Western Europe, Asia Pacific and Latin America, and the geographic mix of our revenue could therefore change over time.

We do not hire freelancers directly or provide digital services to our buyers as a principal. Our business model can rapidly scale, and as it grows we benefit from a growing network effect. More buyers attract more sellers onto our platform, which, in turn, leads to more selection and better value for money, driving more engagement and spend by our buyers. We do not rely on a direct sales force, further enhancing the scalability of our business model. Our revenue is well diversified across our buyers, with no buyer contributing more than 0.1% of revenue in the year ended December 31, 2018 or 2017.

We drive a majority of our buyer acquisition through organic channels, supplemented by efficient performance marketing investments. Our organic buyer growth results from the embedded network effect of our marketplace model and our continued growth in our brand awareness. We continue to diversify and strengthen our performance marketing capabilities and invest in data science technologies to acquire more buyers as well as buyers with higher lifetime value. Since inception, we have not invested in marketing for seller acquisition.

Scaled and consistently growing buyer base

Our active buyer base has consistently grown over time. The number of active buyers on our platform has reached 2.0 million as of December 31, 2018, up from 1.8 million as of December 31, 2017. The key drivers of our active buyer base growth are continued buyer engagement and our buyer acquisition strategy. We are focused on increasing this strong base of active buyers, which we continue to monetize.

Revenue from repeat buyers

We experience significant repeat business because buyers return to our platform as we offer a variety of freelance digital services that address different businesses' needs. For example, a buyer can purchase design content for a brochure and later return to our platform for market research, an entirely different service category. At the same time, this buyer may recommend our platform to a colleague in another department who may use our platform for video editing services.

Repeat buyers generally increase spend on our platform over time. Repeat buyers contributed 57% of our revenue for the year ended December 31, 2018, up from 55% in 2017. We believe the repeat purchase activity from existing buyers reflects the underlying strength of our business and provides us with revenue visibility and predictability.

Revenue composition by repeat buyers and first-time buyers

Consistent cohort behavior

Our business has historically benefited from strong cohort revenue consistency. To track our growth and the underlying dynamics of our business, we closely monitor and analyze the behavior of our annual buyer cohorts. We define an annual buyer cohort based on the year when the buyer's first purchase on our platform was made. Historically, we have observed consistency across our annual buyer cohorts. As shown in the figure below, the aggregate spend of each cohort stabilizes after the first year and continues to contribute to a consistent stream of revenue from the second year onwards. The consistent behavior of our cohorts is driven first by repeat spending by our buyers as well as by the overall size of our buyer base, which normalizes the fluctuation of individual buyer behavior.

Revenue composition by annual cohort

Buyer acquisition strategy

We continue to attract buyers through a variety of channels. The majority of our new buyers in both 2018 and 2017 came from organic and direct sources, meaning buyers who reach our platform via non-paid search results, referrals by existing users, word-of-mouth, direct visits to our website by typing our URL into their browser, or our mobile app. We supplement these organic and direct sources of growth by investing in performance marketing programs. We view our ability to efficiently acquire buyers at scale as a differentiated competitive advantage and continuously seek to diversify our user acquisition investments through a variety of channels in a disciplined manner.

We measure the efficiency of our buyer acquisition strategy by Time to Return On Investment ("tROI"), which represents the number of months required for us to recover performance marketing investments during a particular period of time from the revenue generated by the new buyers acquired during that period. Performance marketing investments in new buyer acquisition is determined by aggregating online advertising spend across various channels, including SEO, SEM, video and social media used for buyer acquisition. We aim to achieve quarterly tROI of one year or less. Historically, over the eight quarters ending September 30, 2018, we have been able to consistently achieve tROI of less than seven months. Our performance marketing investments are seasonal and we typically see the highest investments in the first quarter of each year. As depicted in the chart below, our return on performance marketing investments continues to improve as the cohort ages and buyers continue to spend on our platform. For example, as of December 31, 2018, the cumulative revenue from the Q1/17 cohort has reached over 2.3x of our performance marketing investments for the first quarter of 2017. We aim to maintain our marketing efficiency as we continue to increase the scale of our performance marketing investments and target buyers with higher lifetime value.

Cumulative revenue to performance marketing investment ratios by cohort

Growth in spend per buyer

We view the acquisition of a new buyer as a starting point for building a long-term relationship between the buyer and our marketplace. Once a buyer joins our platform we aim to expand the relationship and increase engagement and spending activities from that buyer over time. Our focus on increasing the lifetime value of our buyers on our marketplace is reflected in two areas. First, we continue to build out our platform to include more categories in order to provide a comprehensive solution for our buyers' digital service needs. Second, our proprietary machine learning technology and expansive data sets allow us to personalize experiences for both buyers and sellers. For example, it enables us to anticipate buyers' future needs based on their buying behavior and provide category and service recommendations.

We measure our buyer engagement using spend per buyer. Our spend per buyer has grown 2.3x from $64 as of December 31, 2012 to $145 as of December 31, 2018. For the year ended December 31, 2018, buyers who spent over $500 accounted for over 50% of our total revenue, up from 35% in the year ended

December 31, 2012. Furthermore, the growth of our spend per buyer is not limited to certain verticals. For the year ended December 31, 2018, average spend per buyer for a given vertical increased year on year across all verticals. These spend per buyer growth trends demonstrate our success in moving upmarket by offering a broader set of digital services, increasing engagement and lifetime value of our buyers, and growing the number of higher value Gigs and higher quality sellers on our platform through initiatives such as Fiverr Pro.

Spend per buyer 2012-2018

Key financial and operating metrics

We monitor the following key financial and operating metrics to evaluate the growth of our business, measure our performance, identify trends affecting our business, formulate business plans and make strategic decisions.

•
"Active buyers" means buyers who have ordered a Gig on Fiverr within the last 12-month period, irrespective of cancellations. An increase or decrease in the number of active buyers is a key indicator of our ability to attract and engage buyers.

•
"Spend per buyer" is calculated by dividing our GMV within the last 12-month period by the number of active buyers as of such date. Spend per buyer is a key indicator of our buyers' purchasing patterns and is impacted by an increase in our number of active buyers, buyers purchasing from more than one category, an increase in average price per purchase and our ability to acquire buyers with a higher lifetime value.

The following table sets forth our key performance indicators as of December 31, 2018 and 2017:

	As of December 31,
	2018	2017

Active buyers (in millions)	2.0	1.8
Spend per buyer	$145	$119

Components of our results of operations

Revenue.    Our revenue is primarily comprised of transaction fees and service fees. We recognize revenue upon the completion of each order.

Cost of revenue.    Cost of revenue is mainly comprised of server hosting fees, costs of customer support personnel, amortization of capitalized internal-use software and developed technology, expenses related to payment processing companies' fees and other fees. We expect cost of revenue to increase in absolute dollars in future periods due to higher payment processing companies' fees, server hosting fees and employee-related costs in order to support additional transaction volume on our platform. The level and timing of all of these items could fluctuate and affect our cost of revenue in the future.

Gross profit and gross margin.    Our gross profit and gross margin may fluctuate from period to period. Such fluctuations may be influenced by our revenue, timing and amount of investments to expand hosting capacity, our continued investments in our customer support teams and the amortization associated with capitalized internal-use software and developed technology.

Research and development.    Research and development expenses are primarily comprised of costs of our research and development personnel and other development-related expenses. Research and development costs are expensed as incurred, except to the extent that such costs are associated with internal-use software that qualifies for capitalization. We expect these costs to increase as we continue to hire new employees in order to support our anticipated growth. We believe continued investments in research and development are important to attain our strategic objectives and expect research and development costs to increase in absolute dollars, but this expense is expected to decrease as a percentage of total revenue.

Sales and marketing.    Sales and marketing expenses are primarily comprised of costs of our marketing personnel, performance marketing investments, retention, branding costs, amortization of customer relationships and trade name and other advertising costs. Sales and marketing expenses are expensed as incurred. We intend to continue to invest in our sales and marketing capabilities in the future to continue to increase our brand awareness and expect these costs to increase on an absolute dollar basis as we grow our business. Sales and marketing expense in absolute dollars and as a percentage of total revenue may fluctuate from period-to-period based on total revenue levels and the timing of our investments in our sales and marketing functions as these investments may vary in scope and scale over future periods.

General and administrative.    General and administrative expenses primarily include costs of our executive, finance, legal, business development and other administrative personnel, costs associated with fraud risk reduction and other. General and administrative expenses are expensed as incurred. We expect that our general and administrative expenses will increase in absolute dollars for the foreseeable future as we grow our business, as well as to cover the additional cost and expenses associated with becoming a publicly listed company.

Financial income, net.    Financial income, net primarily includes interest income (expense) and income and gains (losses) from foreign exchange fluctuations.

Income taxes.    As of December 31, 2018, we have not yet generated taxable income in Israel. As of December 31, 2018, our net operating loss carry forwards for Israeli tax purposes amounted to approximately $81.0 million. During 2018, we did not generate taxable income in the United States. As of December 31, 2018, we had net operating loss carry forwards for U.S. tax purposes in the amount of approximately $6.4 million.

Results of operations

Year ended December 31, 2018 compared to year ended December 31, 2017

The following tables set forth our results of operations in U.S. dollars and as a percentage of revenue for the years ended December 31, 2018 and 2017:

	Year ended December 31,
	2018	2017

	(in thousands)
Revenue	$75,503	$52,112
Cost of revenue	15,621	13,362

Gross profit	59,882	38,750
Operating expenses:
Research and development	26,035	16,074
Sales and marketing	49,720	33,772
General and administrative	20,596	8,427

Total operating expenses	96,351	58,273

Operating loss	(36,469)	(19,523)
Financial income, net	408	493

Loss before income taxes	(36,061)	(19,030)

Income taxes	—	(294)

Net loss	$(36,061)	$(19,324)

	Year ended December 31,
	2018	2017

	(as a % of revenue)
Revenue	100.0%	100.0%
Cost of revenue	20.7	25.6

Gross profit	79.3	74.4
Operating expenses:
Research and development	34.5	30.8
Sales and marketing	65.9	64.8
General and administrative	27.3	16.2

Total operating expenses	127.6	111.8

Operating loss	(48.3)	(37.5)
Financial income, net	0.5	0.9

Loss before income taxes	(47.8)	(36.5)

Income taxes	—	(0.6)

Net loss	(47.8)%	(37.1)%

Revenue

Revenue increased by $23.4 million, or 44.9%, to $75.5 million for the year ended December 31, 2018 from $52.1 million for the year ended December 31, 2017. The increase was mainly due to a 13% increase in the number of active buyers and a 22% increase in spend per buyer over the same time period and an increase of 120 basis points in our take rate.

Cost of revenue and gross profit margin

Cost of revenue increased by $2.3 million, or 16.9%, to $15.6 million for the year ended December 31, 2018 from $13.4 million for the year ended December 31, 2017. This increase was primarily driven by an increase of $2.1 million in payment processing fees as a result of an increase in the buyer spend on our platform and an increase of $0.7 million in amortization of capitalized internal-use software and developed technology, and was partially offset by a decrease of $0.2 million in server hosting fees as a result of our transition to a new server hosting vendor in 2017 which led to implementation costs in 2017.

Research and development

Research and development costs increased by $10.0 million, or 62.0%, to $26.0 million for the year ended December 31, 2018 from $16.1 million for the year ended December 31, 2017. This increase was primarily driven by an increase of $6.0 million in employee-related costs, an increase of $0.7 million due to the And Co. acquisition related costs, an increase of $0.4 million in share-based compensation and an increase of $0.5 million in R&D services related to the development of new products and features.

Sales and marketing

Sales and marketing expenses increased by $15.9 million, or 47.2%, to $49.7 million for the year ended December 31, 2018 from $33.8 million for the year ended December 31, 2017. This increase was primarily driven by an increase of $10.1 million in performance marketing investments, $0.4 million in brand and other marketing costs, $0.6 million in share-based compensation, $2.6 million in employee-related costs due to an increase in number of employees and $0.7 million due to And Co. acquisition related costs.

General and administrative

General and administrative expenses increased by $12.2 million, or 144.4%, to $20.6 million for the year ended December 31, 2018 from $8.4 million for the year ended December 31, 2017. This increase was primarily driven by an increase of $9.2 million in share-based compensation, an increase of $1.5 million in employee-related costs due to an increase in number of employees and an increase of $1.2 million in legal, accounting and other expenses.

Financial income, net

Financial income, net decreased by $0.1 million, or 17.2%, to $0.4 million for the year ended December 31, 2018 from $0.5 million for the year ended December 31, 2017, primarily driven by a $0.2 million expense due to credit facility fees.

Income taxes

Income taxes decreased by $0.3 million to $0 for the year ended December 31, 2018 from $0.3 million for the year ended December 31, 2017, primarily driven by a decrease in the U.S subsidiary tax expenses due to losses incurred in connection with the And Co. acquisition.

Quarterly results of operations

The following tables present our unaudited consolidated quarterly results of operations in U.S. dollars and as a percentage of revenue for the periods indicated. This information should be read in conjunction with our consolidated financial statements and related notes included elsewhere in this prospectus. We have prepared the unaudited consolidated quarterly financial information for the quarters presented on the same basis as our audited consolidated financial statements. The historical quarterly results presented are not necessarily indicative of the results that may be expected for any future quarters or periods.

	Three months ended
	Mar. 31, 2018	June 30, 2018	Sept. 30, 2018	Dec. 31, 2018	Mar. 31, 2017	June 30, 2017	Sept. 30, 2017	Dec. 31, 2017

	(in thousands)
Revenue	$16,746	$18,399	$19,653	$20,705	$11,586	$12,310	$13,473	$14,743
Cost of revenue	3,833	3,978	3,792	4,018	3,412	3,335	3,460	3,155

Gross profit	12,913	14,421	15,861	16,687	8,174	8,975	10,013	11,588
Operating expenses:
Research and development	6,133	6,436	6,611	6,855	4,060	3,658	3,928	4,428
Sales and marketing	13,698	11,690	12,651	11,681	9,096	7,790	8,311	8,575
General and administrative	9,552	2,888	3,923	4,233	1,728	1,789	1,925	2,985

Total operating expenses	29,383	21,014	23,185	22,769	14,884	13,237	14,164	15,988

Operating loss	(16,470)	(6,593)	(7,324)	(6,082)	(6,710)	(4,262)	(4,151)	(4,400)
Financial income (expense), net	217	(92)	84	199	318	—	165	10
Loss before income taxes	(16,253)	(6,685)	(7,240)	(5,883)	(6,392)	(4,262)	(3,986)	(4,390)

Income taxes	—	—	—	—	(30)	(31)	(64)	(169)

Net loss	$(16,253)	$(6,685)	$(7,240)	$(5,883)	$(6,422)	$(4,293)	$(4,050)	$(4,559)

	Three months ended
	Mar. 31, 2018	June 30, 2018	Sept. 30, 2018	Dec. 31, 2018	Mar. 31, 2017	June 30, 2017	Sept. 30, 2017	Dec. 31, 2017

	(as a % of revenue)
Revenue	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%
Cost of revenue	22.9	21.6	19.3	19.4	29.4	27.1	25.7	21.4

Gross profit	77.1	78.4	80.7	80.6	70.6	72.9	74.3	78.6
Operating expenses:
Research and development	36.6	35.0	33.6	33.1	35.0	29.7	29.2	30.0
Sales and marketing	81.8	63.5	64.4	56.4	78.5	63.3	61.7	58.2
General and administrative	57.0	15.7	20.0	20.4	14.9	14.5	14.3	20.2

Total operating expenses	175.5	114.2	118.0	110.0	128.5	107.5	105.1	108.4

Operating loss	(98.4)	(35.8)	(37.3)	(29.4)	(57.9)	(34.6)	(30.8)	(29.8)
Financial income (expense), net	1.3	(0.5)	0.4	1.0	2.7	—	1.2	0.1
Loss before income taxes	(97.1)	(36.3)	(36.8)	(28.4)	(55.2)	(34.6)	(29.6)	(29.8)

Income taxes	—	—	—	—	(0.3)	(0.3)	(0.5)	(1.1)

Net loss	(97.1)%	(36.3)%	(36.8)%	(28.4)%	(55.4)%	(34.9)%	(30.1)%	(30.9)%

Liquidity and capital resources

Since our inception, we have financed our operations primarily through financing resulting from the issuance of shares. Our cash and cash equivalents were $56.0 million as of December 31, 2018 compared to $27.9 million of cash and cash equivalents and $30 million bank deposits as of December 31, 2017. In addition, we had restricted deposits related to the loan to finance leasehold improvements in our office space of $3.5 million as of December 31, 2018 compared to $4.0 million as of December 31, 2017.

Our primary requirements for liquidity and capital are to finance working capital, capital expenditures and general corporate purposes. We believe that our sources of liquidity and capital will be sufficient to meet our business needs for at least the next 12 months.

Our capital expenditure consists primarily of internal-use software costs, computers and peripheral equipment and leasehold improvements.

We assess our liquidity, in part, through an analysis of our working capital, current assets less current liabilities, together with other sources of liquidity. We had working capital of $43.0 million as of December 31, 2018, compared to $15.9 million as of December 31, 2017.

In 2016, we signed a lease agreement for an office in Israel for a period of five years with a five-year renewal option, which we expect to utilize. As part of the agreement, the lessor agreed to finance an amount of $4.0 million out of the total cost of leasehold improvements in the office space. The loan is indexed to the consumer price index and bears an effective interest rate of 4.2%. The loan is paid over a period of ten years and does not contain financial covenants. We are required to restrict certain amounts of cash to guarantee the loan payment.

In April 2018, we entered into a credit facility with TriplePoint Venture Growth BDC Corp., as lender with a total available borrowing capacity of $30 million. Under the credit facility, we will pay interest at a rate that will be determined upon utilization, and the lender will have the right to purchase warrants for our A3 protected ordinary shares in an amount equal to 4.0% of any amounts advanced under the facility, subject to certain conditions. The credit facility is not subject to financial covenants. We have not borrowed any amounts under the credit facility.

In November 2018, we issued 15,503,595 A4 protected ordinary shares for an aggregate amount of $53.1 million to a new investor and certain existing investors at a share price of $3.42.

The following table presents the summary consolidated cash flow information for the periods presented.

	Year ended December 31,
	2018	2017

	(in thousands)
Net cash used in operating activities	$(51,676)	$(5,263)
Net cash provided by investing activities	26,067	5,083
Net cash provided by financing activities	53,888	1,253

Net cash used in operating activities

Net cash used in operating activities was $51.7 million for the year ended December 31, 2018, which primarily resulted from a net loss of $36.1 million, partially offset by changes in working capital of $10.1 million, non-cash charges related to depreciation and amortization of $2.3 million, share-based compensation of $11.6 million and a cash outflow of $39.7 million in user funds following an arrangement with an existing payment service provider to hold funds paid by buyers.

Net cash used in operating activities was $5.3 million for the year ended December 31, 2017, which primarily resulted from a net loss of $19.3 million, partially offset by changes in working capital of $11.4 million, non-cash charges related to depreciation and amortization of $1.1 million and share-based compensation of $1.4 million.

Net cash provided by investing activities

Net cash provided by investing activities was $26.1 million for the year ended December 31, 2018, which primarily resulted from a decrease of $30.0 million in withdrawals of bank deposits, partially offset by costs associated with the acquisition of a business, net of cash acquired, of $2.7 million, capitalization of internal-use software of $0.8 million and purchases of property and equipment of $0.8 million.

Net cash provided by investing activities was $5.1 million for the year ended December 31, 2017, which primarily resulted from an increase in restricted deposits of $4.0 million, purchases of property and equipment of $2.2 million and capitalization of internal-use software of $1.2 million, offset by withdrawals of bank deposits of $10.0 million and a decrease in other receivables and non-current assets of $2.5 million.

Net cash provided by financing activities

Net cash provided by financing activities was $53.9 million for the year ended December 31, 2018, which primarily resulted from the issuance of protected ordinary shares in the aggregate amount of $53.1 million to a new investor and certain existing investors and proceeds from the exercise of options of $1.2 million, partially offset by a $0.4 million loan repayment.

Net cash provided by financing activities was $1.3 million for the year ended December 31, 2017, which primarily resulted from proceeds from long-term loan net of repayments of $0.9 million and proceeds from the exercise of options of $0.4 million.

Contractual obligations

Our significant contractual obligations as of December 31, 2018 are summarized in the following table:

	Payments due by period(1)
	Total	2019	2020	2021	2022	Thereafter

	(in thousands)
Operating lease obligations(2)	$20,089	$2,932	$2,873	$2,777	$2,877	$8,630
Long-term loan including accrued interest(3)	3,758	571	571	571	420	1,625

Total	$23,847	$3,503	$3,444	$3,348	$3,297	$10,255

(1)    Does not include short-term obligations that accrue monthly and are payable to third-party distributors and internet search providers.

(2)    See note 9 to our audited consolidated financial statements included elsewhere in this prospectus.

(3)    See note 10 to our audited consolidated financial statements included elsewhere in this prospectus.

Off-balance sheet arrangements

We have no off-balance sheet arrangements.

Recently issued accounting pronouncements

A description of recently issued accounting pronouncements that may potentially impact our financial position, result of operations or cash flows is disclosed in Note 2 to our audited consolidated financial statements included elsewhere in this prospectus.

Application of critical accounting policies and estimates

Our significant accounting policies and their effect on our financial condition and results of operations are more fully described in our audited consolidated financial statements for the years ended December 31, 2018 and 2017 included elsewhere in this prospectus. We have prepared our financial statements in conformity with GAAP, which requires management to make estimates and assumptions that affect the amounts reported in our consolidated financial statements and accompanying notes. These estimates are prepared using our best judgment, after considering past and current events and economic conditions. While management believes the factors evaluated provide a meaningful basis for establishing and applying sound accounting policies, management cannot guarantee that the estimates will always be consistent with actual results. In addition, certain information relied upon by us in preparing such estimates includes internally generated financial and operating information, external market information, when available, and when necessary, information obtained from consultations with third-parties. Actual results may differ from these estimates. See "Risk factors" for a discussion of the possible risks that may affect these estimates.

We believe that the accounting policies discussed below are critical to our financial results and to the understanding of our past and future performance, as these policies relate to the more significant areas involving management's estimates and assumptions. We consider an accounting estimate to be critical if: (1) it requires us to make assumptions because information was not available at the time or it included matters that were highly uncertain at the time we were making our estimate and (2) changes in the estimate could have a material impact on our financial condition or results of operations.

  Revenue recognition

We recognize revenue in accordance with ASC Topic 605 "Revenue Recognition" and related authoritative guidance. Revenue is recognized when all of the following criteria are met: (i) persuasive evidence of an arrangement exists; (ii) fees are fixed or determinable; (iii) the collection of the fees is reasonably assured; and (iv) services have been rendered. Revenue is recorded net of provisions for cancellations that can be reasonably estimated based on our historical experience and managements' expectations. We recognize revenue upon the completion of each order.

We present revenue in accordance with ASC Topic 605-45, "Revenue Recognition—Principal Agent Considerations." The determination of whether we are the principal or agent, and whether revenue should be presented on a gross basis for the amount billed or on a net basis for the amount earned from each transaction, requires us to evaluate a number of indicators. Transaction fee revenue was recognized on a net basis since we have concluded that we act as an agent, mainly since we do not take responsibility for the sellers' services and therefore are not the primary obligor in the transaction and do not have latitude in price establishment.

We recognize revenue from unused user accounts balances once the likelihood of the users exercising their unused accounts balances becomes remote and we are not required to remit such unused account balance to a third party in accordance with applicable unclaimed property laws. The amounts recognized for the years ended December 31, 2018 and 2017 were immaterial. See note 2p to our audited consolidated financial statements included elsewhere in this prospectus.

  Internal-use software

Costs incurred to develop internal-use software are capitalized and amortized over the estimated useful life of the software, which is generally three years. In accordance with ASC Topic. 350-40, "Internal-Use Software," capitalization of costs to develop internal-use software begins when preliminary development efforts are successfully completed, we have committed project funding and it is probable that the project will be completed, and the software will be used as intended. Costs related to the design or maintenance of internal-use software are expensed as incurred.

We periodically review internal-use software costs to determine whether the projects will be completed, placed in service, removed from service, or replaced by other internally developed or third-party software. If the asset is not expected to provide any future benefit, the asset is retired and any unamortized cost is expensed.

When events or changes in circumstances require, we assess the likelihood of recovering the cost of internal-use software. If the net book value is not expected to be fully recoverable, internal-use software would be impaired to its fair value. Measurement of any impairment loss is based on the excess of the carrying value of the asset over the fair value. No impairment was recorded as of December 31, 2018 and 2017.

  Share-based compensation

We account for share-based compensation in accordance with ASC Topic 718, "Compensation-Stock Compensation." Share options are mainly awarded to employees and members of our board of directors and measured at fair value at each grant date. We calculate the fair value of share options on the date of grant using the Black-Scholes option-pricing model and the expense is recognized over the requisite service period for awards expected to vest using the straight-line method. The requisite service period for share options is generally four years. We recognize forfeitures as they occur.

The Black-Scholes option-pricing model requires us to make a number of assumptions, including the value of our ordinary shares, expected volatility, expected term, risk-free interest rate and expected dividends. We evaluate the assumptions used to value option awards upon each grant of share options. Expected volatility was calculated based on the implied volatilities from market comparisons of certain publicly traded companies and other factors. The expected option term was calculated based on the simplified method, which uses the midpoint between the vesting date and the contractual term, as we do not have sufficient historical data to develop an estimate based on participant behavior. The risk-free interest rate was based on the U.S. treasury bonds yield with an equivalent term. We have not paid dividends and have no foreseeable plans to pay dividends.

  Ordinary share valuations

In the absence of a public trading market, the fair value of our ordinary shares was determined by our board of directors, with input from management, taking into account our most recent valuations from an independent third-party valuation specialist. The valuations of our ordinary shares were determined in accordance with the guidelines outlined in the American Institute of Certified Public Accountants Practice Aid, Valuation of Privately-Held-Company Equity Securities Issued as Compensation. The assumptions we used in the valuation models were based on future expectations combined with management judgment and considered numerous objective and subjective factors to determine the fair value of our ordinary shares as of the date of each option grant, including the following factors:

•
contemporaneous valuations performed at periodic intervals by unrelated third-party specialists;

•
the liquidation preferences, rights, preferences and privileges of our protected shares relative to our ordinary shares;

•
our actual operating and financial performance;

•
current business conditions and projections;

•
our stage of development;

•
the likelihood and timing of achieving a liquidity event for the ordinary shares underlying the share options, such as an initial public offering or sale of our company, given prevailing market conditions;

•
any adjustment necessary to recognize a lack of marketability of the ordinary shares underlying the granted options;

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the market performance of comparable publicly traded companies; and

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the U.S. and global capital market conditions.

In valuing our ordinary shares at various dates in 2018, our board of directors determined the equity value of our business using various valuation methods, including combinations of income and market approaches with input from management. The income approach estimates value based on the expectation of future cash flows that a company will generate. These future cash flows are discounted to their present values using a discount rate derived from an analysis of the cost of capital of comparable publicly traded companies in our industry or similar lines of business as of each valuation date and is adjusted to reflect the risks inherent in our cash flows.

The market approach estimates value considering an analysis of guideline public companies. The guideline public companies' method estimates value by applying a representative revenue multiple from a peer group of companies in similar lines of business to our forecasted revenue. To determine our peer group of companies, we considered public marketplace companies, software and recruitment service companies and selected those that represent similar but alternative investment opportunities. From time to time, we updated the set of comparable companies as new or more relevant information became available. This approach involves the identification of relevant transactions and determining relevant multiples to apply to our revenue.

The equity values implied by the income and market approaches reasonably approximated each other as of each valuation date. Once we determined an equity value, we used a combination of approaches to allocate the equity value to each class of our stock. We used the option pricing method ("OPM") and the probability weighted expected return method ("PWERM"). The OPM allocates values to each equity class by creating a series of call options on our equity value, with exercise prices based on the liquidation preferences, participation rights and exercise prices of the equity instruments. The PWERM involves the estimation of future potential outcomes, as well as values and probabilities associated with each respective outcome.

We also considered an appropriate discount adjustment to recognize the lack of marketability and liquidity due to the fact that stockholders of private companies do not have access to trading markets similar to those enjoyed by stockholders of public companies. The discount for lack of marketability was determined using various put option models (e.g., European protective put, Finnerty put) in which a put option is used as a proxy for measuring discounts for lack of marketability of securities. The discount for lack of marketability was also supported based on an analysis of restricted stock studies detailing the pricing differences between restricted versus non-restricted shares.

In addition, we also considered any private or secondary transactions involving our capital stock. In our evaluation of those transactions, we considered the facts and circumstances of each transaction to determine the extent to which they represented a fair value exchange. Factors considered include transaction volume, timing, whether the transactions occurred among willing and unrelated parties and whether the transactions involved investors with access to our financial information.

Application of these approaches involves the use of estimates, judgments and assumptions that are highly complex and subjective, such as those regarding our expected future revenue, expenses, future cash flows, discount rates, market multiples, the selection of comparable companies and the probability of possible future events. Changes in any or all of these estimates and assumptions or the relationships between those assumptions impact our valuations as of each valuation date and may have a material impact on the valuation of our ordinary shares.

Future expense amounts for any particular period could be affected by changes in our assumptions or market conditions. Such valuations and estimates will no longer be necessary after the closing of this offering because we will rely on the market price to determine the market value of our ordinary shares.

Quantitative and qualitative disclosure about market risk

We are exposed to market risk in the ordinary course of our business. Market risk represents the risk of loss that may impact our financial position due to adverse changes in financial market prices and rates.

Our market risk exposure is primarily a result of foreign currency exchange rates and interest rates, which are discussed in detail below.

Foreign currency risk

The U.S. dollar is our functional currency. 95% and 100% of our revenue was denominated in U.S. dollars for the years ended 2018 and 2017, respectively, however certain expenses comprising our cost of revenue and operating expenses were denominated in NIS, mainly payroll and rent. We also have expenses in other currencies, in particular the Euro, although to a much lesser extent.

A decrease of 5% in the U.S. dollar/NIS exchange rate would have increased our cost of revenue and operating expenses by approximately 1% during the years ended December 31, 2018 and 2017. If the NIS fluctuates significantly against the U.S. dollar, it may have a negative impact on our results of operations.

During the year ended December 31, 2017, we did not hedge our foreign currency exchange risk. During 2018, we entered into forward contracts to hedge certain forecasted payments denominated in NIS, mainly payroll and rent, against exchange rate fluctuations of the U.S. dollar for a period of up to twelve months.

As of December 31, 2018, we had outstanding forward contracts that qualify as hedging instruments in a cash flow hedge, in the aggregate notional amount of $20.4 million. The fair value of the outstanding forward contracts as of December 31, 2018 amounted to a liability of $0.6 million, recorded under other account payables and accrued expenses. During the period ended December 31, 2018, losses of $0.3 million were reclassified from accumulated comprehensive loss when the related expenses were incurred.

Interest rate risk

We believe that we have no significant exposure to interest rate risk as we have no significant long-term loans. However, our future interest income may fall short of expectations due to changes in market interest rates.

JOBS Act

We qualify as an "emerging growth company" pursuant to the provisions of the JOBS Act. Section 107 of the JOBS Act provides that an "emerging growth company" can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. We have elected to use this extended transition period, which allows us to delay adoption of new or revised accounting pronouncements applicable to public companies until such pronouncements are made applicable to private companies, until the earlier of the date we (i) are no longer an emerging growth company or (ii) affirmatively and irrevocably opt out of the extended transition period provided in the JOBS Act. As a result, our consolidated financial statements may not be comparable to companies that comply with new or revised accounting pronouncements as of public company effective dates.

Business

Business overview

Our mission is to change how the world works together. We started with the simple idea that people should be able to buy and sell digital services in the same fashion as physical goods on an e-commerce platform. On that basis, we set out to design a digital marketplace that is built with a comprehensive SKU-like services catalog and an efficient search, find and order process that mirrors a typical e-commerce transaction.

We believe our model reduces friction and uncertainties for both buyers and sellers. At the foundation of our platform lies an expansive catalog with over 200 categories of productized service listings, which we coined as Gigs. Each Gig has a clearly defined scope, duration and price, along with buyer-generated reviews. Using either our search or navigation tools, buyers can easily find and purchase productized services, such as logo design, video creation and editing, website development and blog writing, with prices ranging from $5 to thousands of dollars. We call this the Service-as-a-Product ("SaaP") model. Our approach fundamentally transforms the traditional freelancer staffing model into an e-commerce-like experience. Since inception, we have facilitated over 50 million transactions between over 5.5 million buyers and more than 830,000 sellers on our platform.

Our business of enabling freelance work is deeply connected to the opportunities that technology has enabled in the modern economy. While businesses want frictionless and seamless access to a global pool of talent, individuals increasingly want to choose where they work, when they work and what they do for work. Our platform was designed to serve these needs. Our buyers include businesses of all sizes, while our sellers are a diverse group of freelancers and small businesses from over 160 countries who tap into our platform to earn their full-time living or augment their income.

As a marketplace, we succeed when our buyers and sellers succeed. We designed our platform to make it easy for our buyers to find and purchase the digital services they are looking for without time-consuming negotiations or uncertainty of pricing, while offering them what we believe to be the best value for their money. At the same time, we enable our sellers to reach a large buyer universe, allowing them to spend more time on doing what they love and are best at, rather than on demand generation, contract negotiation, payment collection and other requirements of running a digital services business.

Technology is at the core of everything we do. Our proprietary machine learning algorithms, together with our dataset on profiling, transaction and user behavior, which rapidly grows with increasing buyer and seller engagement, enable us to personalize our user experience, improve quality and provide a more robust ecosystem. We are focused on constant innovation and have designed our platform such that we can continuously enhance the value we deliver to our buyers and sellers.

We generate revenue through transaction fees and service fees. We have achieved significant growth and scale since inception. In the years ended December 31, 2018 and 2017, our revenue was $75.5 million and $52.1 million, respectively, a 44.9% increase, and we incurred net losses of $36.1 million and $19.3 million, respectively.

Our market opportunity

The global market for freelancers is large and increasing in size and diversity. We believe that a significant portion of our market opportunity is represented by services that are currently mainly covered by offline solutions. These offline solutions lack the scale and efficiency gains online marketplaces can provide and, as such, we believe that more spending will move online. We believe that the depth of our catalog and the breadth of functionality on our platform, combined with the ease of use of our SaaP model, enable buyers to fulfill their freelance needs and allow freelancers to build their businesses online in a highly efficient and cost-effective manner.

We expect that our market opportunity will expand across new categories and geographies as spending on digital services increasingly comes online and more people are able to perform digital services from anywhere in the world. We believe the following trends and drivers will continue to shape the future of the freelance industry:

Increasing adoption of freelance work by businesses of all sizes

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Do-it-for-me movement.  The market mindset is shifting from "do-it-yourself" to "do-it-for-me." In the business context, professionals are increasingly willing to spend money to save time. They hire others with the right skills to do things for them and value convenience, speed and a frictionless on-demand experience. They want to get things done quickly and easily while getting the best value for money.

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Adapting to evolving talent landscape.  Companies of all sizes, but particularly small and medium businesses ("SMBs"), are looking to benefit from the availability of reliable temporary skilled workers with certainty on price that enable them to avoid unnecessary fixed costs and reduce the risks associated with hiring full-time employees. The increase of available freelance workers coupled with technology-based communications and other tools allows them to find talent more easily and cost effectively than ever before.

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Employees are increasingly empowered to make their own purchase decisions.  When it comes to the adoption of technology and business tools, employees are increasingly empowered to make their own purchase decisions in order to drive productivity and efficiency within their organizations. Often, this bottom-up adoption by employees leads to a broader adoption of freelance work by the organization as a whole.

Mindset shift of the workforce

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The modern workforce values flexibility and choice.  People increasingly want to choose where they work, when they work and what they do for work. This has contributed to a large increase in "independent work." According to the McKinsey Independent Work Study, over 160 million people in the United States and Europe were engaged in "independent work" in 2016.

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Technology enables convenient and efficient remote collaboration.  Technological innovations are blurring the physical boundaries of work. From cloud-based file sharing tools to a wide range of collaboration software, from co-working spaces to remote video conferencing systems, technology has made it easier for people to work together across different physical locations.

Notwithstanding these trends, both businesses and freelancers have traditionally faced significant challenges:

For businesses:

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Finding the right talent can be difficult and costly.  The process of finding and screening candidates is typically labor intensive and thus relatively long and expensive.

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Reference and trust are uncertain.  Given the lack of reliable organizations that qualify and review independent talent, it is challenging to assess whether the freelancer they are contemplating hiring is competent and trustworthy.

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Negotiating price, scope of work and terms is time consuming and inefficient.  Unlike with physical goods, there is no recommended retail price as a reference and the deliverable is not produced until after the purchase, making cost, duration and scope of projects often opaque and difficult to manage. As a result, negotiating a contract can be a lengthy and difficult process for both parties to the transaction.

For freelancers:

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Finding jobs is not easy.  Traditionally, freelancers were limited by their personal network, geographic location and marketing resources when it came to sourcing work.

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Winning a job is even harder.  Freelancers are often required to spend large amounts of time preparing proposals in order to win a job, resulting in many unbillable hours and lower efficiency.

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Payment is uncertain.  Managing invoices and ensuring that payment is collected upon work completion can be frustrating for sellers. Traditionally, getting paid on time after project completion is an uncertain and time-consuming process.

We expect adoption of freelance work by businesses to increase as online solutions, such as our platform, alleviate these traditional challenges. We estimate our total market opportunity within the United States alone to be approximately $100 billion. We derived our estimate based on the latest NES data from the U.S. Census Bureau. NES captures income data of all U.S. businesses that have no paid employees and are subject to federal income tax. Most U.S. businesses that have no paid employees but are subject to federal income tax are self-employed individuals operating unincorporated businesses. Therefore, we believe that income generated by these businesses, which totaled more than $750 billion in 2016, provides a good proxy for total freelancer income in the United States. Of this $750 billion, the categories most relevant to our marketplace, which we determined by matching the detailed description of the North American Industry Classification System category to one or more categories of services offered on our platform, generated approximately $100 billion during 2016. We believe that our opportunity outside the United States is even larger than our opportunity within the United States given the overall size of global markets outside the United States.

Our platform

Since inception, our vision has been to fundamentally transform the traditional freelancer hiring model into an e-commerce-like experience—seamless, efficient and frictionless. To achieve our vision, the Fiverr platform is built with a comprehensive SKU-like services catalog and an efficient search, find and order process that mirrors a typical e-commerce transaction. We believe that our model reduces friction and uncertainties for our buyers while enabling our sellers to reach a global audience, enjoy more flexibility and choice of work and make more money. The key elements of our platform include:

Service-as-a-Product model.    We operate a differentiated SaaP platform that allows sellers to offer services embedded with features that can be standardized and cataloged. Our platform enables digital services to be bought and sold in the same fashion as physical goods on an e-commerce platform, with predictable pricing, easy searches, standardized contracts, easy payment processes and streamlined delivery of the service. Upon purchasing a Gig on Fiverr, a buyer knows the scope, duration and price. We believe that our model reduces friction and uncertainty for both buyers and sellers.

Comprehensive and diverse catalog.    At the foundation of our platform is an expansive catalog of Gigs that currently spans over 200 digital service categories. We believe that our catalog coverage is broader than many of our competitors, and we are focused on continuously growing this catalog. Today, buyers can purchase Gigs such as logo design, video creation or website development with prices ranging from $5 to thousands of dollars, all easily and with just a few clicks. We believe that this approach is fundamentally different from either traditional offline or online long-term temporary employment solutions. Unlike such traditional solutions, each Gig on Fiverr is listed with a clearly defined scope and timeline and is sold for a fixed price rather than on an hourly basis.

Technology and data assets.    We are a technology company. Our platform is powered by our machine learning technology and expansive data assets. Using our extensive data assets and our AI tools, we are able to continuously optimize our product search capabilities, personalize our user experience, refine our matching algorithm and monitor our service quality. By better predicting a buyer's future needs, our algorithms improve user satisfaction, which in turn increases repeat or cross-category buying activities.

Tools and infrastructure.    We built a comprehensive suite of communication and collaboration functions that our buyers and sellers utilize to communicate throughout the entire transaction lifecycle. We also provide a robust end-to-end technology infrastructure and tools to help our sellers manage key functions of their online and offline business on our platform, such as proposals and contracts, invoicing and payments, project management and marketing.

Who we serve

Our buyers

Our buyers include businesses of all sizes and from various industries. In 2018, the majority of our buyers were SMBs. We engage and grow our buyer base organically and through thoughtful performance and brand marketing, all without a direct sales force.

As of December 31, 2018, we served approximately 2.0 million active buyers from over 160 countries across the globe.

Our value proposition to buyers

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Value for money.  We provide what we believe to be the best value for money for our buyers by alleviating frictions and inefficiencies in the value chain. Our expansive digital services catalog enables us to offer sophisticated browsing and filtering functions. We believe that this results in a lower time-to-hire for buyers compared to traditional offline hiring platforms, saving buyers valuable time.

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Access to an expansive catalog of digital services.  Our catalog of digital services has over 200 categories and continues to grow and evolve. Prices can range from $5 to thousands of dollars, depending on the scope and perceived quality of each individual Gig. We continue to develop both the breadth and depth of our catalog in order to provide our buyers with access to the services they need.

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Access to a diverse pool of freelancers.  We provide instant access to hundreds of thousands of freelancers with a broad set of skills. Using Fiverr, buyers can easily connect with these freelancers and get a broad range of digitally delivered services executed quickly and efficiently.

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Transparency and certainty of price, scope of work and quality.  Our SaaP model enables transparency and certainty when it comes to cost, duration and scope. Our buyer-driven rating system provides a transparent quality rating mechanism for every Gig, helping buyers make informed purchasing decisions. This system ensures that our buyers have added peace of mind with every purchase.

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Trusted brand for customer service.  We are relentlessly focused on providing quality customer service as we seek to drive repeat purchase behavior. Our dispute resolution technology enables us to flag issues in a timely manner and to guide users to a solution, whether that solution is our self-service support portal or intervention by our customer support team.

Our sellers

In 2018, our platform empowered hundreds of thousands of sellers from over 160 countries across the globe. Our sellers are a diverse group of freelancers who we believe value the flexibility and financial opportunity our platform provides. They range from individuals who use our platform to earn their full-time living to those who augment their income.

Our value proposition to sellers

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Maximize project pipeline.  Sellers on our platform do not need to bid to win a project. Instead, they list the service on our platform with a well-defined scope, duration and price, and our proprietary technology directly matches them with buyers who are looking for the service they provide. As a result, sellers can list their Gigs on our platform and focus on the work they love doing while maximizing their earning potential.

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Flexibility and control.  People increasingly want to choose where they work, when they work and what they do for work. Our platform embraces habitual changes in the workforce and provides freelancers with the ability to find work and offer their services from anywhere in the world at any point in time.

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Frictionless payment processing.  Getting paid on time after project completion has historically been an uncertain and time-consuming process for sellers. We eliminate this friction by working with third-party agents to collect the funds from the buyer at the time of purchase and timely release them to the seller upon project completion.

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Credentialed storefront.  We enable our sellers to professionally showcase their services to buyers, establish a track record, develop a buyer base and build a professional reputation on our platform. Our online seller forum, offline community events and "Learn from Fiverr," our e-learning platform, provide additional channels for our sellers to further enhance their skills and build their personal brand and digital storefront with us.

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Business support infrastructure.  We provide access to a robust set of technology tools for our sellers that enable them to manage all of the administrative aspects of their business, such as providing standardized contracts, invoicing and payment, financial reporting, marketing and real-time performance feedback. This infrastructure allows our sellers to track their performance and manage their business efficiently.

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Success management and support.  We provide our sellers with a comprehensive suite of onboarding resources, and our online help desk and offline customer support team provide 24/7 support to ensure sellers succeed in all stages of their freelance journey. We take care of the entire buyer engagement, business development and marketing process for our sellers so they simply need to list their Gigs on our platform and focus on the work they love to maximize their earning potential. For those sellers new to the business, we help them gain access to buyers so that they can quickly start developing their reputation. For the more experienced sellers, we enroll them into the Fiverr Pro program to allow them to build a premium business and gain access to buyers who may be prioritizing a higher quality work product.

Our strengths

Horizontal platform at scale.    We believe that our approach and global scale provide us with a differentiated and defensible market position. Since inception, we have invested significantly into building our services catalog and attracting users to our marketplace. Today, we facilitate millions of transactions between buyers and sellers across over 200 categories and provide a one-stop shop for digital services. We believe that the breadth and depth of offerings that can be easily searched, found and purchased on our platform coupled with our growing user base provide us with a strong competitive advantage that is difficult to replicate.

Powerful network effect.    The value we provide to our users has allowed us to build one of the largest networks of buyers and freelancers in the world, generating a powerful network effect. As our buyers complete more transactions successfully, they bring us referrals. As our buyer community grows and our seller support functions deepen, more freelancers with high value skills are attracted to our platform. We help sellers build a business and a reputation that perpetuates their success. Fueled by the growth of our seller base and the related expansion of talent breadth and depth, we are able to expand our catalog of Gigs, further accelerating our value proposition to buyers and thus creating a strong growth flywheel.

Scalable Service-as-a-Product marketplace.    The productization of services with a SKU-like approach provides buyers with certainty of cost, duration and scope for their projects. Buyers have access to an extensive catalog of Gigs and can compare and filter across parameters including Gig details, reviews and price. Each Gig page contains comments from previous buyers, allowing buyers to easily make decisions based on their needs, budgets and tastes. Our approach therefore allows Gigs to be bought on a much more frequent basis without the inherent frictions of the traditional hourly based model. This allows us to more easily scale our business as supply of and demand for freelancers increases across the globe.

Efficient marketing and buyer acquisition.    We drive a majority of our buyer acquisition through organic channels, supplemented by efficient performance marketing investments. Our organic buyer growth results from the embedded network effect of our marketplace model and our continued growth in our brand awareness. We continue to diversify and strengthen our performance marketing capabilities and invest in data science technologies to acquire more buyers as well as buyers with higher lifetime value.

Advanced seller infrastructure.    We provide sellers with tools for every step in a transaction, from standardized contracts, expense tracking and time tracking to task management and invoicing. These tools are critical to our sellers' businesses and embed us deeply within their workflow. As we add more features, sellers can rely more and more on our platform for their business operations, making Fiverr the central hub to manage all of their transactions.

Proprietary technology with deep insights.    Our proprietary machine learning technology and expansive data sets allow us to personalize experiences for both buyers and sellers. We strive to anticipate our buyers' future needs based on their buying behavior and provide category and service recommendations. We also provide deep insights to our sellers through sophisticated data analytics and streamlined software tools so that they can effectively manage their business and maximize earnings.

Our growth opportunities

We have grown rapidly since our founding, yet we believe we are still in the early stages of our market penetration. We intend to grow our business through the following key areas:

Bring new buyers to our platform.    We believe that the online market for digital services is nascent and that many buyers are not yet aware of our offering. We intend to bring new buyers to our platform through organic growth, performance marketing and brand-building campaigns that drive awareness.

Increase the lifetime value of our buyers.    We aim to increase overall lifetime value of our buyers by continuously improving the quality of Gigs in our catalog, providing better recommendations to buyers seeking higher value services, growing repeat and cross category purchases, developing additional tools and features to increase engagement and deploying targeted marketing campaigns. We also continue to target buyers with larger budgets and, as a result, higher lifetime values. We believe by providing our buyers with better value and a bigger selection of high quality Gigs over time, we can grow their spend on our platform.

Expand our Gig catalog.    Sellers on our platform currently offer Gigs across over 200 categories. We will continue to strategically expand and evolve our catalog both organically and through acquisitions to stay ahead of the latest trends and skills needs in digital services. For example, in February 2019, we acquired a subscription-based content marketing platform, ClearVoice, Inc. We will also focus on attracting sellers with high value skills in order to continuously increase the quality of services offered on our platform over time.

Continue to innovate in technology and services.    We are constantly exploring new ways of providing value to buyers and sellers through development of new tools and services and improvement of our matching and personalization algorithms. For example, in January 2018, we acquired And Co. Ventures Inc., a company offering a platform for online back office service to assist freelancers with invoicing, contracts and task management. We believe these efforts increase the stickiness of our platform.

Expand our geographical footprint.    We intend to tailor our offering for and expand our sales and marketing efforts to additional markets. We believe that by tailoring our platform to multiple languages and payment methods, as well as local needs and preferences, we will be able to access new buyers and sellers and increase awareness and adoption of our platform.

Our products

Buyer experience

We present our buyers with an e-commerce experience that is designed for streamlined browsing, searching and purchasing.

Search and discovery.    Our SaaP model provides buyers access to an extensive catalog of Gigs that they can compare and filter across parameters including Gig details, reviews and price. Each Gig includes the detail of the service provided, the price, delivery timeframe and reviews from previous buyers of that Gig, allowing buyers to make informed decisions based on their needs, budgets and tastes. Our search, browse and recommendation algorithms are designed to match each buyer's search with the most relevant Gig results. With each buyer interaction, our platform and machine learning algorithms enable us to offer more personalized recommendation carousels that are presented in relevant places along the buyer journey.

Personalizable options.    We believe many of our buyers are motivated by more than simply price and convenience; we believe they also value uniqueness and authenticity. On our marketplace, buyers enjoy a personalized experience and direct interactions with our sellers. As a part of our Gig concept, buyers purchase 'Packages' associated with each Gig. Packages are tiered as Basic, Standard and Premium, each with different levels of service such as different word counts for a translation, video lengths for a video edit or number of revisions for a logo design. We facilitate further customization through custom orders. A buyer can request a custom order through our platform with his or her unique requirements. Sellers, in turn, can respond to the order request with custom offers, which are exclusive proposals, with the exact description of the service, price and time expected to deliver the service.

Communication and collaboration.    Communication between buyers and sellers is essential to the success of our marketplace. Our messenger tool enables buyers to easily communicate with sellers. Buyers are able to describe their requirements and preferences during the pre-order process and the communication channels for process management and coordination remain open over the lifecycle of the Gig. As part of deliverable acceptance, buyers may utilize our "Request Revisions" feature to further refine the deliverable, if desired.

Support and intervention.    Our user support function is available throughout the buyer journey to provide clarification, help, education and support. Our resolution center helps buyers to resolve disputes online, and our 24/7 ticketing system is available should a buyer encounter a more complex problem. In addition to the on-demand help and support, we have developed a set of intervention algorithms, which leverage our data and knowledge, to automatically flag potential issues to our customer support team so they can intervene and offer guidance, education and support to our buyers.

Quality control.    We have developed several quality assurance policies to enhance the reliability and integrity of our marketplace. Our algorithms assess each freelancer and Gig on our platform and assign a quality score based on a number of factors, such as buyer rating, cancellation rates and response time. The quality score is considered in our matching algorithms and is integral to the positioning of a seller's Gig on our website. In addition, help tools are available for both buyers and sellers alike for when issues need to be raised to our customer support team. We constantly monitor activity on our platform to ensure compliance with our terms of service, as we seek to create a consistent and reliable user experience for our buyers.

Seller experience

We offer a set of tools for sellers to build their Gigs, develop their brand, establish a reputation and create their work portfolio. Sellers can manage their business from any browser or from our mobile apps.

Seller onboarding.    We have developed an automated onboarding process designed to educate and guide new sellers through the creation of their seller profile (their storefront), Gigs (the services they sell) and portfolio (a collection of their work samples). Once a seller is onboarded, each Gig they offer becomes a part of the Fiverr catalog.

Business management.    To allow sellers to focus on doing what they love, we provide a comprehensive suite of tools that help them manage administrative aspects of their business, such as workflow prioritization, invoicing and payment processing. Additional communication tools further enhance a seller's ability to communicate with buyers as well as to collaborate on Gigs with other sellers. Our seller dashboard provides a unified work management interface that consolidates key information from our seller tools and performance metrics, allowing sellers to more effectively manage their business.

Analytics.    Our suite of tools provides sellers with detailed analytics on their operations, facilitating greater transparency and insight into business and performance indicators, including Gig revenue, order pipeline and ratings. Gig specific analytics allow sellers to better understand their past performance in order to improve their future performance. Sellers are also provided with real-time feedback on their performance in timeliness of delivery, responsiveness and completion rates via our seller dashboard. As such, our analytics capabilities give sellers increased visibility into their performance and a better understanding of what is important to buyers so that they have the feedback to continuously improve.

Learning and education.    On our proprietary learning platform, we provide sellers access to an education center with comprehensive information on how to grow as a freelancer as well as become a more effective seller on Fiverr. We offer tutorials and materials on the use of Fiverr infrastructure tools, allowing sellers to get the most out of their experience on our platform. This is supplemented by our Seller Help Center, which allows sellers to open tickets with customer support as well as access a comprehensive set of FAQs and how-to videos. We also provide access to self-education sites called "Fiverr Elevate" and "Learn from Fiverr" that host a variety of professional content.

Our technology

To help our buyers and sellers transact on our platform, we have built a modular and scalable technology platform that supports our business while protecting operational integrity and performance. Technology is at the core of everything we do and is a key business asset and enabler. We continuously invest in our technology and believe that our focus on innovation gives us a competitive advantage.

The core pillars that support the foundation of our platform are:

Digital services as products.    At the core of our platform lies the challenge of productizing digital services and making them available on our e-commerce platform. Our proprietary technology allows for turning non-SKU digital services into structured Gigs, enabling continuous and nimble category expansion. We are also developing depth for each category by developing attributes and experiences specific to each service category. Our innovative catalog of productized services allows us to create an e-commerce-like experience with digital services that includes search, browse, compare and purchase functions.

Scalable, modular and modern technology platform.    Our platform is built as a collection of modules that can be individually modified or added without redeploying the entire code base. This approach allows each of our product teams to develop autonomously, giving us the flexibility to constantly develop new features, expand capacity, adopt new technologies and integrate new libraries, which facilitate the continuous enhancement of our platform.

Advanced data science capabilities.    Our rich set of proprietary algorithms that power our real time personalized recommendations, ranking and matching help us match each buyer with the most relevant Gigs based on their business needs and preferences. We leverage predictive AI technologies to recommend Gigs to buyers based on their purchase history and other activity on our marketplace. Our algorithm has been designed to handle rapid and continuous growth in search queries. Further, it is also utilized to improve the liquidity between supply and demand on our marketplace, ensuring that seller capacity and buyer demands are in balance. We are data-centric and rely on data from disciplined A/B testing, buyer and seller studies and other sources to inform all of our decisions on new platform enhancements. Our search algorithm uses our large data set from our Gigs, transactions and users to optimize Gig matches and user experience for our buyers.

Clear and simple cross-platform user experience.    We utilize modern front-end technologies and design concepts to offer our users a simple and intuitive user interface. We continuously strive to simplify the user experience and enhance the efficiency of purchasing Gigs on our platform. We strive to offer a consistent experience across all major devices and operating systems. Our mobile app is a great example of our focus on user experience, design and implementation. It is highly rated by our users in both the

Apple App Store and the Google Play Store. We constantly try to optimize and simplify the user experience at each stage of a transaction.

Reliability.    We use third-party cloud-based services to host our platform, striving to run on the latest and most modern cloud technologies. Our research and development capabilities paired with our development tools allow us to develop and deploy new products reliably without disruptions to our live instance. We have also embedded extensive monitoring and alerting infrastructure into our platform to maintain reliability and platform performance.

Security.    Protecting data is one of the key pillars of our business. We protect our users' data through a combination of processing procedures and technology tools, and we are focused on making our platform one of the most trusted ways to get work done. We monitor our server infrastructure for external hacking attempts by flagging suspicious activities, utilize tools that scan site content and dedicate teams to investigate if any irregularities are detected. In addition, we conduct regular tests for any internal or external unauthorized access to our systems and correct any known weaknesses in our systems.

Go-to-market

We have adopted a bottom up approach in our go-to-market strategy. Our goal is to target individuals who work in various business functions at companies of different sizes across different industries. Our offerings resonate with people who just want to get things done within their budget and deadline constraints. Because each Gig on our platform has a clearly defined scope, duration and price, it eliminates uncertainties and frictions and allows more autonomous purchasing decisions. By providing our buyers with a favorable experience, they continuously return to our platform and drive referrals. We believe this approach is efficient because it allows us to penetrate the digital service freelance market at scale without a direct salesforce.

This virality of our solution has enabled us to acquire the majority of our new buyers through organic channels. Our paid marketing strategy is largely driven by marketing efficiency. We also aim to acquire new buyers through the most efficient channels with the highest return on investment. Once they join, our goal is to demonstrate the value of our platform to our users in order to continuously increase each user's lifetime value. We actively work to expand our wallet share by encouraging cross category purchasing, suggesting services appropriate for the respective business lifecycle and constantly improving how we match our buyer's needs with our seller's offerings.

Intellectual property

We design, test and update our website and apps regularly, and we have developed our proprietary solutions in-house. We have developed our infrastructure to be highly agile and scalable, allowing us to efficiently expand our platform and enter new market segments, without compromising quality. Our continued success depends upon our ability to protect our core technology and intellectual property. We rely on a combination of confidentiality clauses, contractual commitments, trade secret protections, copyrights, trademarks and other legal rights to protect our intellectual property and know-how. We enter into confidentiality and proprietary rights agreements with our employees, consultants and business partners, and we control access to and distribution of our proprietary information.

The Fiverr brand is central to our business strategy, and we believe that maintaining, protecting and enhancing the Fiverr brand is important to expanding our business. As of December 31, 2018, we held seven registered trademarks in the United States and held eight registered trademarks in foreign jurisdictions, including the European Union and Israel, that we consider material to the marketing of our products, including the marks Fiverr, Gig and the Fiverr logo.

Our in-house know-how is an important element of our intellectual property. The development and management of our platform requires sophisticated coordination among many specialized employees. We believe that duplication of this coordination by competitors or individuals seeking to copy our platform offerings would be difficult. The risk of a competitor effectively replicating the functionality of our platform is further mitigated by the fact that our service offerings are cloud-based such that most of the core technology operating on our systems is never exposed to a user or to our competitors. To protect our technology, we implement multiple layers of security. Access to our platform, other than to obtain basic information, requires system usernames and passwords. We also add additional layers of security such as IP address filtering.

Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy or obtain and use our technology to develop products and services with the same functionality as our platform. Policing unauthorized use of our technology is difficult. Our competitors could also independently develop technologies like ours, and our intellectual property rights may not be broad enough for us to prevent competitors from selling products and services incorporating those technologies.

Competition

The market for freelancers and the buyers who engage them is highly competitive, rapidly evolving, fragmented and subject to changing technology, shifting needs and frequent introductions of new products and services. We compete with a number of online and offline platforms and services to attract and retain users, although we believe that none of our competitors offers access to the same catalog and range of services and global reach as our platform. Our main competitors fall into the following categories:

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Traditional contingent workforce and staffing service providers and other outsourcing providers;

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Online freelancer platforms that serve a diverse range of skill categories;

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Other online and offline providers of products and services that allow freelancers to find work or to advertise their services, including personal and professional social networks, employment marketplaces, recruiting websites, job boards, classified ads and other traditional means of finding work;

•
Software and business services companies focused on talent acquisition, management, invoicing, or staffing management products and services; and

•
Businesses that provide specialized, professional services, including consulting, accounting, marketing and information technology services.

Government legislation and regulation

Actions of our users

In many jurisdictions, including the United States and countries in Europe, laws relating to the liability of providers of online services for activities of their users and other third parties are currently being tested by a number of claims, including actions based on defamation, breach of data protection and privacy rights and other torts, unfair competition, copyright and trademark infringement and other theories based on the nature and content of the materials searched, the ads posted, or the content uploaded by users. Any court ruling or other governmental action that imposes liability on providers of online services for the activities of their users and other third parties could harm our business. In addition, rising concern about the use of the Internet for illegal conduct, such as the unauthorized dissemination of national security information, money laundering or supporting terrorist activities may in the future produce legislation or other governmental action that could require changes to our products or services, restrict or impose additional costs upon the conduct of our business or cause users to abandon material aspects of our service.

Data protection

We hold certain personal data of our users, including their username, email address, IP address, device identifiers, address, telephone number, photo, transactional data, consumption habits (such as purchase history), profession and education, location, social media account log in details and username and additional information regarding the use of Fiverr's Marketplace (such as published portfolio, Gig information, purchases, ratings and additional information the user decides to upload and share with us or other users of our marketplace), and may hold certain personal data of the visitors to our users' websites. In addition, we hold certain personal data of our employees and contractors. We operate in accordance with the terms of our privacy policy and terms of service, which describe our practices concerning the collection, use, transmission and disclosure of user data. As a "database owner" pursuant to the Privacy Law, we are subject to certain obligations and restrictions, such as the obligation to register databases containing personal data, the requirement to properly notify the data subjects regarding the nature of the collection and use of their personal data prior to their collection, the requirement to obtain valid informed consents from the data subjects prior to using their personal data, conditions with respect to transfer of personal data outside Israeli borders, conditions and restrictions regarding the use of any personal data for direct mailing, obligations to meet certain data subject rights (such as access, rectification and deletion rights) as well as data security obligations. In this respect, the new Israeli Privacy Protection Regulations (Data Security) 2017 ("Data Security Regulations"), which entered into effect in Israel in May 2018, impose obligations with respect to the manner personal data is processed, maintained, transferred, disclosed, accessed and secured. The Data Security Regulations may require us to adjust our data protection and data security practices, information security measures, certain organizational procedures, applicable positions (such as an information security manager) and other technical and organizational security measures. In addition, to the extent that the administrative supervision procedure initiated by the Israeli Privacy

Protection Authority would reveal certain irregularities with respect to our compliance with the Privacy Law, in addition to our exposure to administrative fines, civil claims (including class actions) and in certain cases criminal liability, we may also need to take certain remedial actions to rectify such irregularities, which may increase our costs.

While it is generally the laws of the jurisdiction in which a business is located that apply, there is a risk that data protection regulators of other countries may seek jurisdiction over our activities in locations in which we process data or have users but do not have an operating entity. Where the local data protection and privacy laws of a jurisdiction apply, we may be required to register our operations in that jurisdiction or make changes to our business so that user data is only collected and processed in accordance with applicable local law. In addition, because our services are accessible worldwide, certain foreign jurisdictions may claim that we are required to comply with their privacy and data protection laws, including in jurisdictions where we have no local entity, employees, or infrastructure. In such cases, we may require additional legal review and resources to ensure compliance with any applicable privacy or data protections laws and regulations. In addition, in many jurisdictions there is new legislation that may affect our business and require additional legal review.

United States

A number of legislative proposals pending before the U.S. Congress, various state legislative bodies and foreign governments concerning data protection could affect us. For example, in June 2018, California passed the California Consumer Privacy Act ("CCPA"), which provides new data privacy rights for consumers and new operational requirements for companies, effective in 2020. Additionally, some other states have passed proactive, rather than reactive, information security legislation. These state laws require that certain minimum protections and security measures be taken to protect personal information. The costs of compliance with these laws may increase in the future as a result of changes in interpretation.

Europe

European legislators adopted the GDPR, repealing the 1995 European Data Protection Directive (Directive 95/46/EC). We are defined as a "Data Controller" with respect to the personal data of our users that we collect and are therefore subject to a number of key legal obligations under the GDPR. In addition to reflecting existing requirements that already existed under the old data protection regime, such as, among other things, requirements to provide users with a "fair processing notice" if we process their data, ensure that inaccurate data is corrected, only retain data for so long as is necessary and not transfer data outside the European Economic Area to jurisdictions which do not ensure an adequate level of protection of personal data without taking certain safeguards, the GDPR also implemented new, more stringent operational and procedural requirements for our use of personal data. These include expanded prior information requirements in light of the transparency principle to tell our users how we may use their personal data, increased controls on profiling users, increased rights for users to access, control and delete their personal data and mandatory data breach notification requirements. In addition, there are significantly increased administrative fines of the greater of €20 million and 4% of global turnover (as well as the right to compensation for financial or non-financial damages claimed by any individuals under Article 82 of the GDPR).

The European ePrivacy Directive (Directive 2002/58/EC as amended by Directive 2009/136/EC) obliges the EU member states to introduce certain national laws regulating privacy or data protection in the electronic communications sector. Pursuant to the requirements of the ePrivacy Directive, companies must, among other things, obtain consent to store information or access information already stored, on a user's terminal equipment (e.g., computer or mobile device). These requirements predominantly regulate the use by companies of cookies and similar technologies. Prior to providing such consent, users must receive clear and comprehensive information, both in accordance with the more stringent requirements under the GDPR. Certain exemptions to these requirements on which we rely are available for technical storage or access for the sole purpose of carrying out the transmission of a communication over an electronic communications network or as strictly necessary to provide a service explicitly requested by the user.

In recent years, U.S. and European lawmakers and regulators have expressed concern over the use of third-party cookies and similar technologies for online behavioral advertising, and laws in this area are also under reform. In the European Union, current national laws that implement the ePrivacy Directive will soon be replaced by an EU regulation known as the ePrivacy Regulation. In the European Union, informed consent is required for the placement of a cookie on a user's device and for direct electronic marketing, and the GDPR also imposes additional conditions in order to satisfy such consent, such as a prohibition on pre-checked consents and on bundled consents thereby requiring users to affirmatively consent for a given purpose through separate tick boxes. The draft ePrivacy Regulation retains these additional consent conditions and also imposes the strict opt-in marketing rules on direct marketing that is "presented" on a web page rather than sent by email, alters rules on third-party cookies and similar technology and significantly increases penalties for breach of the rules. Regulation of cookies and similar technologies may lead to broader restrictions on our marketing and personalization activities and may negatively impact our efforts to understand users' internet usage, as well as the effectiveness of our marketing and our business generally. Such regulations may have a negative effect on businesses, including ours, that collect and use online usage information for consumer acquisition and marketing, it may increase the cost of operating a business that collects or uses such information and undertakes online marketing, it may also increase regulatory scrutiny and increase potential civil liability under data protection or consumer protection laws. In response to marketplace concerns about the usage of third-party cookies and web beacons to track user behaviors, providers of major browsers have included features that allow users to limit the collection of certain data generally or from specified websites, and the ePrivacy Regulation draft also advocates the development of browsers that block cookies by default. These developments could impair our ability to collect user information, including personal data and usage information, that helps us provide more targeted advertising to our current and prospective consumers, which could adversely affect our business, given our use of cookies and similar technologies to target our marketing and personalize the consumer experience.

As the text of the ePrivacy Regulation is still under development and currently in draft form, and as further guidance is issued and interpretation of both the ePrivacy Regulation and the GDPR develop, it is difficult to assess the impact of the ePrivacy Regulation on our business or operations, but it may require us to modify our data practices and policies and we could incur substantial costs as a result.

Our culture

At Fiverr, we believe that we play an important role in defining the platform for the future of work. We know that our employees, our values and the culture we foster are a crucial driver for the success of our business. Employee development and retention are important to us in building and retaining the best talent.

As our business grows, we continuously invest in the values we live by every day as a direct reflection of this belief. Our values are:

Think simple. We strive to solve complex problems with simple to use products. We believe in reducing friction and increasing efficiency through the smart use of technology. We acknowledge that building simple to use products is often a difficult task, and we pride ourselves in having the type of talent that takes great joy in tackling these challenges.

We are doers. Talking is great, but doing is better. We empower our team to be productive in creative ways. We believe that the next big idea can come from anyone on the team, and we ensure everyone has space to voice and execute against great ideas. We believe in clarity and accountability. Initiate, own and execute.

Customer obsession. Our customers are at the core of everything we do and their happiness is our business. We are committed to always do the right thing for them. Every day we look for new and creative solutions to serve the ever-evolving needs of freelancers everywhere looking to showcase their unique skills and our buyers seeking simple and efficient solutions to their needs.

Making impact. Our team is comprised of passionate, mission-driven and talented individuals who share a common mission and eagerness to make an impact. We do not strive only to help businesses of all sizes grow and build their brand, but rather, we aspire to change how the world works together.

Stay awesome. We embrace our team members for who they are. We do not look to change people or conform them. Rather, we celebrate the diversity of their backgrounds as a point of strength. We encourage creative and alternative ideas and solutions to the long-standing issues presented by the traditional freelancer hiring and staffing model.

These values extend far beyond our employees to our community of buyers and sellers. Being a Fiverr employee means taking an active role in building and serving our community.

We encourage and facilitate face-to-face meetings between our users and our employees. Everyone at Fiverr experiences our platform as a buyer, seller or as part of the customer support team on a regular basis, independent of their official position and role. Further, we empower our employees to actively use our marketplace for internal projects, and we showcase Gigs during our events and in pop-up shops.

We see this as a major celebration of creativity and a catalyst to change the future of work.

Our team

We believe that our corporate culture and our relationship with our employees contribute to our success. Our employees are continuously innovating, and our structure rewards productivity. As of December 31, 2018, we had 328 employees.

In regards to our Israeli employees, Israeli labor laws govern the length of the workday, minimum wages for employees, procedures for hiring and dismissing employees, determination of severance pay, annual leave, sick days, advance notice of termination of employment, equal opportunity and anti-discrimination laws and other conditions of employment. Subject to certain exceptions, Israeli law generally requires severance pay upon the retirement, death or dismissal of an employee, and requires us and our employees to make payments to the National Insurance Institute, which is similar to the U.S. Social Security Administration. Our employees have pension plans that comply with the applicable Israeli legal requirements and we make monthly contributions to severance pay funds for all employees, which cover potential severance pay obligations.

None of our employees work under any collective bargaining agreements. Extension orders issued by the Israeli Ministry of Economy and Industry apply to us and affect matters such as cost of living adjustments to salaries, length of working hours and week, recuperation pay, travel expenses and pension rights.

We have never experienced labor-related work stoppages or strikes and believe that our relations with our employees are satisfactory.

Facilities

Our principal facilities are located in Tel Aviv, Israel and consist of approximately 4,350 square meters (approximately 46,823 square feet) of leased office space. These facilities currently accommodate our principal executive offices, research and development, marketing, design, business development, finance, information technology, user support and other administrative activities. The lease for these facilities expires in 2021, and we have the option to extend our lease for an additional five years beyond the current term.

We also lease offices in New York City, San Francisco, Miami and Phoenix in the United States, London, England and Berlin, Germany. We intend to procure additional space as we continue to add employees, expand geographically and expand our work spaces and spaces for our community-building programming. We believe that our facilities are adequate to meet our needs for the immediate future, and that, should it be needed, suitable additional space will be available to accommodate any such expansion of our operations.

Legal proceedings

From time to time, we may be involved in various claims and legal proceedings related to claims arising out of our operations. We are not currently a party to any material legal proceedings, including any such proceedings that are pending or threatened, of which we are aware.

Management

Executive officers and directors

The following table sets forth the name and position of each of our executive officers and directors as of the date of this prospectus:

Name	Position

Executive Officers
Micha Kaufman	Co-Founder, Chief Executive Officer, Director
Ofer Katz	Chief Financial Officer
Gali Arnon	Chief Marketing Officer
Gil Sheinfeld	Chief Technology Officer
Directors
Philippe Botteri	Director
Adam Fisher	Director
Guy Gamzu	Director
Arad Naveh	Director
Erez Shachar	Director
Shai Wininger	Co-Founder, Director
Nir Zohar	Director

Executive officers

Micha Kaufman is our Co-Founder and has served as our Chief Executive Officer since May 2010. Mr. Kaufman has also served as a member of our board of directors since April 2010.

Ofer Katz has served as our Chief Financial Officer since March 2011.

Gali Arnon has served as our Chief Marketing Officer since October 2017.

Gil Sheinfeld has served as our Chief Technology Officer since January 2017.

Directors

Philippe Botteri has served as a member of our board of directors since January 2016.

Adam Fisher has served as a member of our board of directors since January 2011.

Guy Gamzu has served as a member of our board of directors since June 2010.

Arad Naveh has served as a member of our board of directors since October 2015.

Erez Shachar has served as a member of our board of directors since September 2014.

Shai Wininger is our Co-Founder and has served as a member of our board of directors since April 2010.

Nir Zohar has served as a member of our board of directors since June 2014.

Corporate governance practices

As an Israeli company, we are subject to various corporate governance requirements under the Companies Law. However, pursuant to regulations promulgated under the Companies Law, companies with shares

traded on certain U.S. stock exchanges, including                  , may, subject to certain conditions, "opt out" from the Companies Law requirements to appoint external directors and related Companies Law rules concerning the composition of the audit committee and compensation committee of the board of directors (other than the gender diversification rule under the Companies Law, which requires the appointment of a director from the other gender if at the time a director is appointed all members of the board of directors are of the same gender). In accordance with these regulations, we elected to "opt out" from such requirements of the Companies Law. Under these regulations, the exemptions from such Companies Law requirements will continue to be available to us so long as: (i) we do not have a "controlling shareholder" (as such term is defined under the Companies Law), (ii) our shares are traded on certain U.S. stock exchanges, including                  , and (iii) we comply with the director independence requirements and the audit committee and compensation committee composition requirements under U.S. laws (including applicable                   rules) applicable to U.S. domestic issuers.

In addition, as a foreign private issuer, we are permitted to comply with Israeli corporate governance practices instead of the                  corporate governance rules, provided that we disclose which requirements we are not following and the equivalent Israeli requirement.

We intend to rely on this "home country practice exemption" with respect to the quorum requirement for shareholder meetings and with respect to the shareholder approval requirements. As permitted under the Companies Law, pursuant to our amended and restated articles of association to be effective upon the closing of this offering, the quorum required for an ordinary meeting of shareholders will consist of at least two shareholders present in person, by proxy or by other voting instrument in accordance with the Companies Law, who hold at least 25% of the voting power of our shares (and in an adjourned meeting, with some exceptions, any number of shareholders), instead of 33 1/3% of the issued share capital required under the                  corporate governance rules. We otherwise intend to comply with the rules generally applicable to U.S. domestic companies listed on the                  . We may in the future decide to use the foreign private issuer exemption with respect to some or all of the other corporate governance rules.

Our board of directors intends to adopt corporate governance guidelines to become effective following the listing of our ordinary shares on the                  , which will serve as a flexible framework within which our board of directors and its committees operate subject to the requirements of applicable law and regulations. Under these guidelines, it will be our policy that the positions of chairman of the board of directors and Chief Executive Officer may be held by the same person (subject to approval by our shareholders pursuant to the Companies Law, as described below). Under such circumstance, the guidelines will also provide that the board shall designate an independent director to serve as lead independent director who shall, among other things, discuss the agenda for board meetings with the chairman and approve such agenda, and chair executive sessions of the independent directors. The lead director following this offering will be                  .

Board of directors

Under the Companies Law and our amended and restated articles of association to be effective upon the closing of this offering, our business and affairs are managed under the direction of our board of directors. Our board of directors may exercise all powers and may take all actions that are not specifically granted to our shareholders or to executive management. Our Chief Executive Officer (referred to as a "general manager" under the Companies Law) is responsible for our day-to-day management. Our Chief Executive Officer is appointed by, and serves at the discretion of, our board of directors. All other executive officers are appointed by the Chief Executive Officer and are subject to the terms of any applicable employment or consulting agreements that we may enter into with them.

Under our amended and restated articles of association to be effective upon the closing of this offering, our directors will be divided into three classes with staggered three-year terms. Each class of directors consists, as nearly as possible, of one-third of the total number of directors constituting the entire board of directors. At each annual general meeting of our shareholders, the election or re-election of directors following the expiration of the term of office of the directors of that class of directors will be for a term of office that expires on the third annual general meeting following such election or re-election, such that from the annual general meeting of 2020 and after, each year the term of office of only one class of directors will expire.

Our directors will be divided among the three classes as follows:

•
the Class I directors will be         ,          and                  , and their terms will expire at the annual general meeting of shareholders to be held in 2020;

•
the Class II directors, will be         ,          and                  , and their terms will expire at our annual meeting of shareholders to be held in 2021; and

•
the Class III director will be                  , and his term will expire at our annual meeting of shareholders to be held in 2022.

Each of the directors shall be elected by a vote of the holders of a majority of the voting power present and voting at that meeting (excluding abstentions), provided that a plurality voting mechanism is effected in the event of a contested election. Each director will hold office until the annual general meeting of our shareholders for the year in which his or her term expires, unless the tenure of such director expires earlier pursuant to the Companies Law or unless he or she is removed from office as described below.

Under our amended and restated articles of association to be effective upon the closing of this offering, the approval of the holders of at least                  % of the total voting power of our shareholders is generally required to remove any of our directors from office, and any amendment to this provision shall require the approval of at least         % of the total voting power of our shareholders. In addition, vacancies on our board of directors may only be filled by a vote of a simple majority of the directors then in office. A director so appointed will hold office until the next annual general meeting of our shareholders for the class in respect of which the vacancy was created.

Chairman of the board

Our amended and restated articles of association to be effective upon the closing of this offering provide that the chairman of the board is appointed by the members of the board of directors and serves as chairman of the board throughout his or her term as a director, unless resolved otherwise by the board of directors. Under the Companies Law, the Chief Executive Officer (referred to as a "general manager" under the Companies Law) or a relative of the Chief Executive Officer may not serve as the chairman of the board of directors, and the chairman of the board of directors or a relative of the chairman may not be vested with authorities of the Chief Executive Officer without shareholder approval consisting of a majority vote of the shares present and voting at a shareholders meeting, unless either:

•
at least a majority of the shares of non-controlling shareholders and shareholders that do not have a personal interest in the approval voted at the meeting are voted in favor (disregarding abstentions); or

•
the total number of shares of non-controlling shareholders and shareholders who do not have a personal interest in such appointment voting against such appointment does not exceed two percent (2%) of the aggregate voting rights in the company.

The required approval by our shareholders of the appointment of the Chief Executive Officer as chairman of the board must be obtained no later than three months following the closing of this offering. Further, if the Chief Executive Officer serves as chairman of the board of directors, his or her dual office term shall be limited to three years, which can be extended for additional three-year terms, subject to shareholder approval.

In addition, a person subordinated, directly or indirectly, to the Chief Executive Officer may not serve as the chairman of the board of directors; the chairman of the board of directors may not be vested with authorities that are granted to those subordinated to the Chief Executive Officer; and the chairman of the board of directors may not serve in any other position in the company or a controlled company, but he or she may serve as a director or chairman of the board of directors of a subsidiary.

Within three months following the closing of this offering, we intend to hold a shareholders meeting to seek approval for the appointment of                  as chairman of our board of directors.

External directors

Under the Companies Law, companies incorporated under the laws of the State of Israel that are "public companies," including companies with shares listed on                   , are required to appoint at least two external directors. Pursuant to regulations promulgated under the Companies Law, companies with shares traded on certain U.S. stock exchanges, including                  , may, subject to certain conditions, "opt out" from the Companies Law requirements to appoint external directors and related Companies Law rules concerning the composition of the audit committee and compensation committee of the board of directors. In accordance with these regulations, we elected to "opt out" from the Companies Law requirement to appoint external directors and related Companies Law rules concerning the composition of the audit committee and compensation committee of the board of directors.

Appointment Rights

Pursuant to our articles of association in effect prior to this offering, certain of our shareholders had rights to appoint members of our board of directors. All rights to appoint directors will terminate upon the closing of this offering. Our currently serving directors were appointed as follows:

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Guy Gamzu was appointed by a group of investors,

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Adam Fisher was appointed by BVP VII Special Opportunity Fund L.P., Bessemer Venture Partners VII L.P. and Bessemer Venture Partners VII Institutional L.P.,

•
Shai Wininger was appointed pursuant to his right to appoint a director,

•
Philippe Botteri was appointed by Accel London III L.P. and Accel London Investors 2012 L.P.,

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Erez Shachar was appointed by Qumra Capital I L.P. and Roy Oron, and

•
Arad Naveh was appointed by Square Peg Israel No. 1 Pty Ltd as trustee for Square Peg Fiverr No. 1 Trust, Square Peg Israel No. 1 Pty Ltd as trustee for Square Peg Fiverr No. 2 Trust, Square Peg Israel No. 1 Pty Ltd as trustee for Square Peg Fiverr No. 3 Trust, Square Peg Global 2015 Fund Pty Ltd as a trustee for Square Peg Global 2015 Trust, and Square Peg UPG Pty Ltd.

Audit committee

Companies law requirements

Under the Companies Law, the board of directors of a public company must appoint an audit committee. The audit committee must be comprised of at least three directors.

Listing requirements

Under                  corporate governance rules, we are required to maintain an audit committee consisting of at least three independent directors, each of whom is financially literate and one of whom has accounting or related financial management expertise.

Following the listing of our ordinary shares on                  , our audit committee will consist of                  ,                   and                  .                   will serve as the chairman of the audit committee. All members of our audit committee meet the requirements for financial literacy under the applicable rules and regulations of the SEC and the                  corporate governance rules. Our board of directors has determined that                  is an audit committee financial expert as defined by the SEC rules and has the requisite financial experience as defined by the                   corporate governance rules.

Our board of directors has determined that each member of our audit committee is "independent" as such term is defined in Rule 10A-3(b)(1) under the Securities Exchange Act of 1934, as amended, or the Exchange Act, which is different from the general test for independence of board and committee members.

Audit committee role

Our board of directors has adopted an audit committee charter setting forth the responsibilities of the audit committee consistent with the Companies Law, the SEC rules and the                  corporate governance rules, which include:

•
retaining and terminating our independent auditors, subject to the ratification of the board of directors, and in the case of retention, to that of the shareholders;

•
pre-approving of audit and non-audit services and related fees and terms, to be provided by the independent auditors;

•
overseeing the accounting and financial reporting processes of our company and audits of our financial statements, the effectiveness of our internal control over financial reporting and making such reports as may be required of an audit committee under the rules and regulations promulgated under the Exchange Act;

•
reviewing with management and our independent auditor our annual and quarterly financial statements prior to publication or filing (or submission, as the case may be) to the SEC;

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recommending to the board of directors the retention and termination of the internal auditor, and the internal auditor's engagement fees and terms, in accordance with the Companies Law as well as approving the yearly or periodic work plan proposed by the internal auditor;

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reviewing with our general counsel and/or external counsel, as deemed necessary, legal and regulatory matters that could have a material impact on the financial statements;

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identifying irregularities in our business administration, inter alia, by consulting with the internal auditor or with the independent auditor, and suggesting corrective measures to the board of directors;

•
reviewing policies and procedures with respect to transactions (other than transactions related to the compensation or terms of services) between the Company and officers and directors, or affiliates of officers or directors, or transactions that are not in the ordinary course of the Company's business and deciding whether to approve such acts and transactions if so required under the Companies Law; and

•
establishing procedures for the handling of employees' complaints as to the management of our business and the protection to be provided to such employees.

Compensation committee

Companies Law requirements

Under the Companies Law, the board of directors of a public company must appoint a compensation committee, which must be comprised of at least three directors.

Listing requirements

Under                  corporate governance rules, we are required to maintain a compensation committee consisting of at least two independent directors.

Following the listing of our ordinary shares on                  , our compensation committee will consist of                  ,                   and                  .                   will serve as chairman of the compensation committee. Our board of directors has determined that each member of our compensation committee is independent under the                  rules, including the additional independence requirements applicable to the members of a compensation committee.

Compensation committee role

In accordance with the Companies Law, the roles of the compensation committee are, among others, as follows:

•
recommending to the board of directors with respect to the approval of the compensation policy for office holders and, once every three years, regarding any extensions to a compensation policy that was adopted for a period of more than three years;

•
reviewing the implementation of the compensation policy and periodically recommending to the board of directors with respect to any amendments or updates of the compensation policy;

•
resolving whether or not to approve arrangements with respect to the terms of office and employment of office holders; and

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exempting, under certain circumstances, a transaction with our Chief Executive Officer from the approval of the general meeting of our shareholders.

Our board of directors has adopted a compensation committee charter setting forth the responsibilities of the committee consistent with the                  rules, which include among others:

•
recommending to our board of directors for its approval a compensation policy in accordance with the requirements of the Companies Law as well as other compensation policies, incentive-based compensation plans and equity-based compensation plans, and overseeing the development and implementation of such policies and recommending to our board of directors any amendments or modifications the committee deems appropriate, including as required under the Companies Law;

•
reviewing and approving the granting of options and other incentive awards to the Chief Executive Officer and other executive officers, including reviewing and approving corporate goals and objectives relevant to the compensation of our Chief Executive Officer and other executive officers, including evaluating their performance in light of such goals and objectives;

•
approving and exempting certain transactions regarding office holders' compensation pursuant to the Companies Law; and

•
administering our equity-based compensation plans, including without limitation, approving the adoption of such plans, amending and interpreting such plans and the awards and agreements issued pursuant thereto, and making awards to eligible persons under the plans and determining the terms of such awards.

Compensation policy under the Companies Law

In general, under the Companies Law, a public company must have a compensation policy approved by the board of directors after receiving and considering the recommendations of the compensation committee. In addition, our compensation policy must be approved at least once every three years, first, by our board of directors, upon recommendation of our compensation committee, and second, by a simple majority of the ordinary shares present, in person or by proxy, and voting at a shareholders meeting, provided that either:

•
such majority includes at least a majority of the shares held by shareholders who are not controlling shareholders and shareholders who do not have a personal interest in such compensation policy and who are present, in person or by proxy, and voting (excluding abstentions); or

•
the total number of shares of non-controlling shareholders and shareholders who do not have a personal interest in the compensation policy and who vote against the policy does not exceed two percent (2%) of the aggregate voting rights in the Company.

Under special circumstances, the board of directors may approve the compensation policy despite the objection of the shareholders on the condition that the compensation committee and then the board of directors decide, on the basis of detailed grounds and after discussing again the compensation policy, that approval of the compensation policy, despite the objection of shareholders, is for the benefit of the company.

If a company that initially offers its securities to the public, like us, adopts a compensation policy in advance of its initial public offering, and describes it in its prospectus for such offering, then such compensation policy shall be deemed a validly adopted policy in accordance with the Companies Law requirements described above. Furthermore, if the compensation policy is established in accordance with the aforementioned relief, then it will remain in effect for a term of five years from the date such company becomes a public company.

The compensation policy must serve as the basis for decisions concerning the financial terms of employment or engagement of office holders, including exculpation, insurance, indemnification or any monetary payment or obligation of payment in respect of employment or engagement. The compensation policy must be determined and later reevaluated according to certain factors, including: the advancement of the company's objectives, business plan and long-term strategy; the creation of appropriate incentives for office holders, while considering, among other things, the company's risk management policy; the size and the nature of the Company's operations; and with respect to variable compensation, the contribution of the office holder towards the achievement of the company's long-term goals and the maximization of its profits, all with a long-term objective and according to the position of the office holder. The compensation policy must furthermore consider the following additional factors:

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the education, skills, experience, expertise and accomplishments of the relevant office holder;

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the office holder's position, responsibilities and prior compensation agreements with him or her;

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the ratio between the cost of the terms of employment of an office holder and the cost of the employment of other employees of the company, including employees employed through contractors who provide services to the company, in particular the ratio between such cost to the average and median salary of such employees of the company, as well as the impact of disparities between them on the work relationships in the company;

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if the terms of employment include variable components—the possibility of reducing variable components at the discretion of the board of directors and the possibility of setting a limit on the value of non-cash variable equity-based components; and

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if the terms of employment include severance compensation—the term of employment or office of the office holder, the terms of his or her compensation during such period, the company's performance during such period, his or her individual contribution to the achievement of the company goals and the maximization of its profits and the circumstances under which he or she is leaving the company.

The compensation policy must also include, among other features:

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with regards to variable components:

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  with the exception of office holders who report directly to the Chief Executive Officer, determining the variable components on long-term performance basis and on measurable criteria; however, the company may determine that an immaterial part of the variable components of the compensation package of an office holder shall be awarded based on non-measurable criteria, if such amount is not higher than three monthly salaries per annum, while taking into account such office holder's contribution to the company;

  •
  the ratio between variable and fixed components, as well as the limit of the values of variable components at the time of their payment, or in the case of equity-based compensation, at the time of grant;

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a condition under which the office holder will return to the company, according to conditions to be set forth in the compensation policy, any amounts paid as part of his or her terms of employment, if such amounts were paid based on information later discovered to be wrong, and such information was restated in the company's financial statements;

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the minimum holding or vesting period of variable equity-based components to be set in the terms of office or employment, as applicable, while taking into consideration long-term incentives; and

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a limit to retirement grants.

Our compensation policy, which will become effective immediately upon the closing of this offering, is designed to promote retention and motivation of directors and executive officers, incentivize superior individual excellence, align the interests of our directors and executive officers with our long-term performance and provide a risk management tool. To that end, a portion of our executive officer compensation package is targeted to reflect our short and long-term goals, as well as the executive officer's individual performance. On the other hand, our compensation policy includes measures designed to reduce the executive officer's incentives to take excessive risks that may harm us in the long-term, such as limits on the value of cash bonuses and equity-based compensation, limitations on the ratio between the variable and the total compensation of an executive officer and minimum vesting periods for equity-based compensation.

Our compensation policy also addresses our executive officers' individual characteristics (such as his or her respective position, education, scope of responsibilities and contribution to the attainment of our goals) as the basis for compensation variation among our executive officers and considers the internal ratios between compensation of our executive officers and directors and other employees. Pursuant to our compensation policy, the compensation that may be granted to an executive officer may include: base salary, annual bonuses and other cash bonuses (such as a signing bonus and special bonuses with respect to any special achievements, such as outstanding personal achievement, outstanding personal effort or outstanding company performance), equity-based compensation, benefits and retirement and termination of service arrangements. All cash bonuses are limited to a maximum amount linked to the executive officer's base salary. In addition, the total variable compensation components (cash bonuses and equity-based compensation) may not exceed         % of each executive officer's total compensation package with respect to any given calendar year.

An annual cash bonus may be awarded to executive officers upon the attainment of pre-set periodic objectives and individual targets. The annual cash bonus that may be granted to our executive officers other than our Chief Executive Officer will be based on performance objectives and a discretionary evaluation of the executive officer's overall performance by our Chief Executive Officer and subject to minimum thresholds. The annual cash bonus that may be granted to executive officers other than our Chief Executive Officer may alternatively be based entirely on a discretionary evaluation. Furthermore, our Chief Executive Officer will be entitled to approve performance objectives for executive officers who report to him.

The measurable performance objectives of our Chief Executive Officer will be determined annually by our compensation committee and board of directors. A non-material portion of the Chief Executive Officer's annual cash bonus may be based on a discretionary evaluation of the Chief Executive Officer's overall performance by the compensation committee and the board of directors, based on quantitative and qualitative criteria.

The equity-based compensation under our compensation policy for our executive officers (including members of our board of directors) is designed in a manner consistent with the underlying objectives in determining the base salary and the annual cash bonus, with its main objectives being to enhance the alignment between the executive officers' interests with our long-term interests and those of our shareholders and to strengthen the retention and the motivation of executive officers in the long term. Our compensation policy provides for executive officer compensation in the form of share options or other equity-based awards, such as restricted shares and restricted share units, in accordance with our share incentive plan then in place. All equity-based incentives granted to executive officers shall be subject to vesting periods in order to promote long-term retention of the awarded executive officers. The equity-based compensation shall be granted from time to time and be individually determined and awarded according to the performance, educational background, prior business experience, qualifications, role and the personal responsibilities of the executive officer.

In addition, our compensation policy contains compensation recovery provisions which allow us under certain conditions to recover bonuses paid in excess, enable our Chief Executive Officer to approve an immaterial change in the terms of employment of an executive officer who reports directly him (provided that the changes of the terms of employment are in accordance with our compensation policy) and allow us to exculpate, indemnify and insure our executive officers and directors to the maximum extent permitted by Israeli law, subject to certain limitations set forth therein.

Our compensation policy also provides for compensation to the members of our board of directors either (i) in accordance with the amounts provided in the Companies Regulations (Rules Regarding the Compensation and Expenses of an External Director) of 2000, as amended by the Companies Regulations (Relief for Public Companies Traded in Stock Exchange Outside of Israel) of 2000, as such regulations may be amended from time to time, or (ii) in accordance with the amounts determined in our compensation policy.

Our compensation policy, which was approved by our board of directors and shareholders on                           , 2019, will become effective upon the closing of this offering.

Nominating and governance committee

Following the listing of our ordinary shares on                  , our nominating and governance committee will consist of                  ,                   and                  . Our board of directors has adopted a nominating and governance committee charter setting forth the responsibilities, which include:

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overseeing and assisting our board in reviewing and recommending nominees for election as directors;

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assessing the performance of the members of our board; and

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establishing and maintaining effective corporate governance policies and practices, including, but not limited to, developing and recommending to our board a set of corporate governance guidelines applicable to our company.

Compensation of directors and executive officers

Directors.    Under the Companies Law, the compensation of our directors requires the approval of our compensation committee, the subsequent approval of the board of directors and, unless exempted under regulations promulgated under the Companies Law, the approval of the shareholders at a general meeting. If the compensation of our directors is inconsistent with our stated compensation policy, then those provisions that must be included in the compensation policy according to the Companies Law must have been considered by the compensation committee and board of directors, and shareholder approval will also be required, provided that:

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at least a majority of the shares held by all shareholders who are not controlling shareholders and do not have a personal interest in such matter, present and voting at such meeting, are voted in favor of the compensation package, excluding abstentions; or

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the total number of shares of non-controlling shareholders and shareholders who do not have a personal interest in such matter and who vote against the compensation package does not exceed two percent (2%) of the aggregate voting rights in the Company.

Executive officers other than the Chief Executive Officer.    The Companies Law requires the approval of the compensation of a public company's executive officers (other than the Chief Executive Officer) in the following order: (i) the compensation committee, (ii) the company's board of directors, and (iii) if such compensation arrangement is inconsistent with the company's stated compensation policy, the company's shareholders (by a special majority vote as discussed above with respect to the approval of director compensation). However, if the shareholders of the company do not approve a compensation arrangement with an executive officer that is inconsistent with the company's stated compensation policy, the compensation committee and board of directors may override the shareholders' decision if each of the compensation committee and the board of directors provide detailed reasons for their decision.

An amendment to an existing arrangement with an office holder who is not the Chief Executive Officer, or a director requires only the approval of the compensation committee, if the compensation committee determines that the amendment is not material in comparison to the existing arrangement. However, according to regulations promulgated under the Companies Law, an amendment to an existing arrangement with an office holder (who is not a director) who is subordinate to the Chief Executive Officer shall not require the approval of the compensation committee if (i) the amendment is approved by the Chief Executive Officer and the company's compensation policy provides that a non-material amendment to the terms of service of an office holder (other than the Chief Executive Officer) may be approved by the Chief Executive Officer and (ii) the engagement terms are consistent with the company's compensation policy.

Chief Executive Officer.    Under the Companies Law, the compensation of a public company's Chief Executive Officer is required to be approved by: (i) the company's compensation committee; (ii) the company's board of directors, and (iii) the company's shareholders (by a special majority vote as discussed above with respect to the approval of director compensation). However, if the shareholders of the company do not approve the compensation arrangement with the Chief Executive Officer, the compensation committee and board of directors may override the shareholders' decision if each of the compensation committee and the board of directors provide a detailed report for their decision. The approval of each of the compensation committee and the board of directors should be in accordance with the company's stated compensation policy; however, in special circumstances, they may approve compensation terms of a Chief Executive Officer that are inconsistent with such policy provided that they have considered those provisions that must be included in the compensation policy according to the Companies Law and that shareholder approval was obtained (by a special majority vote as discussed above with respect to the approval of director compensation). In addition, the compensation committee may waive the shareholder approval requirement with regards to the approval of the engagement terms of a candidate for the Chief Executive Officer position, if they determine that the compensation arrangement is consistent with the company's stated compensation policy and that the Chief Executive Officer did not have a prior business relationship with the company or a controlling shareholder of the company and that subjecting the approval of the engagement to a shareholder vote would impede the company's ability to employ the Chief Executive Officer candidate. In the event that the Chief Executive Officer also serves as a member of the board of directors, his or her compensation terms as Chief Executive Officer will be approved in accordance with the rules applicable to approval of compensation of directors.

Aggregate compensation of office holders

The aggregate compensation paid by us and our subsidiaries to our executive officers and directors, including share-based compensation, for the year ended December 31, 2018, was approximately $10.2 million. This amount does not include any amount set aside or accrued to provide pension, severance, retirement or similar benefits or expenses, nor does it include business travel, relocation, professional and business association dues and expenses reimbursed to office holders, and other benefits commonly reimbursed or paid by companies in Israel.

During the year ended December 31, 2018, our directors and officers were granted options to purchase an aggregate of 3,800,000 ordinary shares, at a weighted average exercise price of $0.66 per share under our 2011 Share Option Plan, as amended (the "Share Option Plan"). As of December 31, 2018, options to purchase 8,880,621 ordinary shares granted to our executive officers and directors were outstanding under our Share Option Plan at a weighted average exercise price of $0.66 per share.

After the closing of this offering, we intend to pay to each of our non-employee directors an annual cash retainer of $              and a per meeting fee of $              . We also intend to reimburse them for expenses arising from their board membership.

Internal auditor

Under the Companies Law, the board of directors of a public company must appoint an internal auditor based on the recommendation of the audit committee. The role of the internal auditor is, among other things, to examine whether a company's actions comply with applicable law and orderly business procedure. Under the Companies Law, the internal auditor cannot be an interested party or an office holder or a relative of an interested party or an office holder, nor may the internal auditor be the company's independent auditor or its representative. An "interested party" is defined in the Companies Law as: (i) a holder of 5% or more of the issued share capital or voting power in a company, (ii) any person or entity who has the right to designate one or more directors or to designate the Chief Executive Officer of the company, or (iii) any person who serves as a director or as a Chief Executive Officer of the company. As of the date of this prospectus, we have not yet appointed our internal auditor.

Approval of related party transactions under Israeli law

Fiduciary duties of directors and executive officers

The Companies Law codifies the fiduciary duties that office holders owe to a company. An office holder is defined in the Companies Law as a general manager, chief business manager, deputy general manager, vice general manager, any other person assuming the responsibilities of any of these positions regardless of such person's title, a director and any other manager directly subordinate to the general manager. Each person listed in the table under "Management—Executive officers and directors" is an office holder under the Companies Law.

An office holder's fiduciary duties consist of a duty of care and a duty of loyalty. The duty of care requires an office holder to act with the level of care with which a reasonable office holder in the same position would have acted under the same circumstances. The duty of loyalty requires that an office holder act in good faith and in the best interests of the company.

Disclosure of personal interests of an office holder and approval of certain transactions

The Companies Law requires that an office holder promptly disclose to the board of directors any personal interest that he or she may have and all related material information known to him or her concerning any existing or proposed transaction with the company. A personal interest includes an interest of any person in an act or transaction of a company, including a personal interest of one's relative or of a corporate body in which such person or a relative of such person is a 5% or greater shareholder, director or general manager or in which he or she has the right to appoint at least one director or the general manager, but excluding a personal interest stemming solely from one's ownership of shares in the company. A personal interest includes the personal interest of a person for whom the office holder holds a voting proxy or the personal interest of the office holder with respect to his or her vote on behalf of a person for whom he or she holds a proxy even if such shareholder has no personal interest in the matter.

If it is determined that an office holder has a personal interest in a non-extraordinary transaction, meaning any transaction that is in the ordinary course of business, on market terms or that is not likely to have a material impact on the company's profitability, assets or liabilities, approval by the board of directors is required for the transaction, unless the company's articles of association provide for a different method of approval. Any such transaction that is adverse to the company's interests may not be approved by the board of directors.

Approval first by the company's audit committee and subsequently by the board of directors is required for an extraordinary transaction (meaning, any transaction that is not in the ordinary course of business, not on market terms or that is likely to have a material impact on the company's profitability, assets or liabilities) in which an office holder has a personal interest.

A director and any other office holder who has a personal interest in a transaction which is considered at a meeting of the board of directors or the audit committee may generally (unless it is with respect to a transaction which is not an extraordinary transaction) not be present at such a meeting or vote on that matter unless a majority of the directors or members of the audit committee, as applicable, have a personal interest in the matter. If a majority of the members of the audit committee or the board of directors has a personal interest in the approval of such a transaction then all of the directors may participate in deliberations of the audit committee or board of directors, as applicable, with respect to such transaction and vote on the approval thereof and, in such case, shareholder approval is also required.

For a description of the approvals required under Israeli law for compensation arrangements of officers and directors, see "Management—Compensation of directors and executive officers." Additional disclosure and approval requirements apply under Israeli law to certain transactions with controlling shareholders, certain transactions in which a controlling shareholder has a personal interest and certain arrangements regarding the terms of service or employment of a controlling shareholder.

Shareholder duties

Pursuant to the Companies Law, a shareholder has a duty to act in good faith and in a customary manner toward the company and other shareholders and to refrain from abusing his or her power with respect to the company, including, among other things, in voting at a general meeting and at shareholder class meetings with respect to the following matters:

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an amendment to the company's articles of association;
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an increase of the company's authorized share capital;
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a merger; or
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interested party transactions that require shareholder approval.

In addition, a shareholder has a general duty to refrain from discriminating against other shareholders.

Certain shareholders also have a duty of fairness toward the company. These shareholders include any controlling shareholder, any shareholder who knows that it has the power to determine the outcome of a shareholder vote and any shareholder who has the power to appoint or to prevent the appointment of an office holder of the company or exercise any other rights available to it under the company's articles of association with respect to the company. The Companies Law does not define the substance of this duty of fairness, except to state that the remedies generally available upon a breach of contract will also apply in the event of a breach of the duty of fairness.

Exculpation, insurance and indemnification of office holders

Under the Companies Law, a company may not exculpate an office holder from liability for a breach of the duty of loyalty. An Israeli company may exculpate an office holder in advance from liability to the company, in whole or in part, for damages caused to the company as a result of a breach of duty of care but only if a provision authorizing such exculpation is included in its articles of association. Our amended and restated articles of association to be effective upon the closing of this offering include such a provision. An Israeli company may not exculpate a director from liability arising out of a prohibited dividend or distribution to shareholders.

An Israeli company may indemnify an office holder in respect of the following liabilities and expenses incurred for acts performed as an office holder, either in advance of an event or following an event, provided a provision authorizing such indemnification is contained in its articles of association:

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financial liability imposed on him or her in favor of another person pursuant to a judgment, settlement or arbitrator's award approved by a court. However, if an undertaking to indemnify an office holder with respect to such liability is provided in advance, then such an undertaking must be limited to events which, in the opinion of the board of directors, can be foreseen based on the company's activities when the undertaking to indemnify is given, and to an amount or according to criteria determined by the board of directors as reasonable under the circumstances, and such undertaking shall detail the abovementioned events and amount or criteria;

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reasonable litigation expenses, including attorneys' fees, incurred by the office holder (1) as a result of an investigation or proceeding instituted against him or her by an authority authorized to conduct such investigation or proceeding, provided that (i) no indictment was filed against such office holder as a result of such investigation or proceeding; and (ii) no financial liability, such as a criminal penalty, was imposed upon him or her as a substitute for the criminal proceeding as a result of such investigation or proceeding or, if such financial liability was imposed, it was imposed with respect to an offense that does not require proof of criminal intent and (2) in connection with a monetary sanction;

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reasonable litigation expenses, including attorneys' fees, incurred by the office holder or imposed by a court in proceedings instituted against him or her by the company, on its behalf or by a third-party or in connection with criminal proceedings in which the office holder was acquitted or as a result of a conviction for an offense that does not require proof of criminal intent; and

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expenses, including reasonable litigation expenses and legal fees, incurred by an office holder in relation to an administrative proceeding instituted against such office holder, or certain compensation payments made to an injured party imposed on an office holder by an administrative proceeding, pursuant to certain provisions of the Israeli Securities Law, 1968 (the "Israeli Securities Law").

An Israeli company may insure an office holder against the following liabilities incurred for acts performed as an office holder if and to the extent provided in the company's articles of association:

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a breach of the duty of loyalty to the company, to the extent that the office holder acted in good faith and had a reasonable basis to believe that the act would not prejudice the company;

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a breach of the duty of care to the company or to a third-party, including a breach arising out of the negligent conduct of the office holder;

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a financial liability imposed on the office holder in favor of a third-party;

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a financial liability imposed on the office holder in favor of a third-party harmed by a breach in an administrative proceeding; and

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expenses, including reasonable litigation expenses and legal fees, incurred by the office holder as a result of an administrative proceeding instituted against him or her pursuant to certain provisions of the Israeli Securities Law.

An Israeli company may not indemnify or insure an office holder against any of the following:

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a breach of the duty of loyalty, except to the extent that the office holder acted in good faith and had a reasonable basis to believe that the act would not prejudice the company;

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a breach of the duty of care committed intentionally or recklessly, excluding a breach arising out of the negligent conduct of the office holder;

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an act or omission committed with intent to derive illegal personal benefit; or

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a fine, monetary sanction or forfeit levied against the office holder.

Under the Companies Law, exculpation, indemnification and insurance of office holders must be approved by the compensation committee and the board of directors (and, with respect to directors and the Chief Executive Officer, by shareholders). However, under regulations promulgated under the Companies Law, the insurance of office holders shall not require shareholder approval and may be approved by only the compensation committee, if the engagement terms are determined in accordance with the company's compensation policy, that compensation policy was approved by the shareholders by the same special majority required to approve a compensation policy, provided that the insurance policy is on market terms and the insurance policy is not likely to materially impact the company's profitability, assets or obligations.

Our amended and restated articles of association to be effective upon the closing of this offering allow us to indemnify and insure our office holders for any liability imposed on them as a consequence of an act (including any omission) which was performed by virtue of being an office holder. Our office holders are currently covered by a directors and officers' liability insurance policy.

We have entered into agreements with each of our directors and executive officers exculpating them, to the fullest extent permitted by law, from liability to us for damages caused to us as a result of a breach of duty of care, and undertaking to indemnify them to the fullest extent permitted by law. This indemnification is limited to events determined as foreseeable by the board of directors based on our activities, and to an amount or according to criteria determined by the board of directors as reasonable under the circumstances.

The maximum indemnification amount set forth in such agreements is limited to an amount equal to the higher of $              and         % of our total shareholders' equity as reflected in our most recent consolidated financial statements prior to the date on which the indemnity payment is made. The maximum amount set forth in such agreements is in addition to any amount paid (if paid) under insurance and/or by a third-party pursuant to an indemnification arrangement.

In the opinion of the SEC, indemnification of directors and office holders for liabilities arising under the Securities Act, however, is against public policy and therefore unenforceable.

Employment agreements with executive officers

We intend to enter into employment agreements with each of our executive officers in connection with this offering. The agreements will provide for the terms of each individual's employment with the company, as applicable, which have not yet been determined by our board of directors.

Share option plans

2011 Share Option Plan

The Share Option Plan was adopted by our board of directors on March 31, 2011, amended as of April 2013 and further amended on August 14, 2018. The Share Option Plan provides for the grant of options to our employees, directors, office holders, service providers and consultants.

Authorized Shares.    As of the date of this prospectus, there are               ordinary shares reserved and available for issuance under the Share Option Plan. Ordinary shares subject to options granted under the Share Option Plan that expire or become unexercisable without having been exercised in full will become available again for future grant under the Share Option Plan. Subject to the approval of the company's shareholders, the number of ordinary shares reserved and available for issuance under the Share Option Plan will automatically increase annually, commencing on January 1, 2019 and ending on and including January 1, 2028, by a number of ordinary shares equal to the lowest of (i) 95,397,239, (ii) 5% of the total number of ordinary shares outstanding (on an as-converted basis) on December 31 of the immediately preceding calendar year and (iii) an amount determined by our board of directors (if so determined by our board of directors prior to January 1 of the calendar year in which the increase will occur). Our board of directors may also reduce the number of ordinary shares reserved and available for issuance under the Share Option Plan in its discretion.

Administration.    Our board of directors, or a duly authorized committee of our board of directors, administers the Share Option Plan. Under the Share Option Plan, the administrator has the authority, subject to applicable law, to interpret the terms of the Share Option Plan and any notices of grant or options granted thereunder, designate recipients of option grants, determine and amend the terms of awards, including the exercise price of an option award, the fair market value of an ordinary share, the time and vesting schedule applicable to an option grant or the method of payment for an award, accelerate or amend the vesting schedule applicable to an option grant, prescribe the forms of agreement for use under the Share Option Plan and take all other actions and make all other determinations necessary for the administration of the Share Option Plan. If the administrator is a duly authorized committee of our board of directors, our board of directors will determine the grant of options to be made, if any, to members of such committee.

The administrator also has the authority to amend and rescind rules and regulations relating to the Share Option Plan or terminate the Share Option Plan at any time before the date of expiration of its ten year term.

Eligibility.    The Share Option Plan provides for granting options in compliance with Section 102 of the Israeli Income Tax Ordinance (New Version), 5721-1961 (the "Ordinance") or, for options granted to consultants, advisors, service providers or controlling shareholders of the company, under Section 3(i) of the Ordinance.

Section 102 of the Ordinance allows employees, directors and officers who are not controlling shareholders and are considered Israeli residents to receive favorable tax treatment for compensation in the form of shares or options. Our non-employee service providers and controlling shareholders may only be granted options under section 3(i) of the Ordinance, which does not provide for similar tax benefits. Section 102 includes two alternatives for tax treatment involving the issuance of options or shares to a trustee for the benefit of the grantees and also includes an additional alternative for the issuance of options or shares directly to the grantee. Section 102(b)(2) of the Ordinance, the most favorable tax treatment for the grantee, permits the issuance to a trustee under the "capital gain track."

Grant.    All options granted pursuant to the Share Option Plan will be evidenced by a notice of grant, in a form approved by the administrator in its sole discretion. The notice of grant will set forth the terms and conditions of the option grant. Each option will expire ten years from the date of the grant thereof, unless such shorter term of expiration is otherwise designated by the administrator.

Exercise.    An option under the Share Option Plan may be exercised by providing the company with a written or electronic notice of exercise and full payment of the exercise price for such shares underlying the option, in such form and method as may be determined by the administrator and permitted by applicable law. An option may not be exercised for a fraction of a share.

Transferability.    Other than by will, the laws of descent and distribution or as otherwise provided under the Share Option Plan, neither the options nor any right in connection with such options are assignable or transferable.

Termination of Employment.    In the event of termination of an optionee's employment or service with the company or any of its affiliates, all vested and exercisable options held by such optionee as of the date of termination may be exercised within three months after such date of termination, unless otherwise provided by the administrator. After such three month period, all unexercised options will terminate and the shares covered by such options shall again be available for issuance under the Share Option Plan.

In the event of termination of an optionee's employment or service with the company or any of its affiliates due to such optionee's death or permanent disability, all vested and exercisable options held by such optionee as of the date of termination may be exercised by the optionee or the optionee's legal guardian, estate, or by a person who acquired the right to exercise the option by bequest or inheritance, as applicable, within twelve months after such date of termination, unless otherwise provided by the administrator. Any options which are unvested as of the date of death or permanent disability or which are vested but not then exercised within the twelve month period following such date, will terminate and the shares covered by such options shall again be available for issuance under the Share Option Plan.

Notwithstanding any of the foregoing, if an optionee's employment or services with the company or any of its affiliates is terminated for "cause" (as defined in the Share Option Plan), all outstanding options held by such optionee (whether vested or unvested) will terminate on the date of such termination and the shares covered by such options shall again be available for issuance under the Share Option Plan.

Transactions.    In the event of a share split, reverse share split, share dividend, recapitalization, combination or reclassification of our shares, or any other increase or decrease in the number of issued shares effected without receipt of consideration by the company (but not including the conversion of any convertible securities of the company), the administrator in its sole discretion shall make an appropriate adjustment in the number of shares related to each outstanding option and to the number of shares reserved for issuance under the Share Option Plan, to the class and kind of shares subject to the Share Option Plan, as well as the exercise price per share of each outstanding option, provided however, that the aggregate exercise price of the options granted to each optionee shall not increase or decrease solely by virtue of such adjustment, and any fractional shares resulting from such adjustment shall be rounded down to the nearest whole share unless otherwise determined by the administrator. Except as expressly provided herein, no issuance by the company of shares of any class, or securities convertible into shares of any class, shall affect, and no adjustment by reason thereof shall be made with respect to, the number or price of shares subject to an option.

In the event of a proposed dissolution or liquidation of the company, the administrator shall notify each optionee as soon as practicable prior to the effective date of such proposed transaction. The administrator in its discretion will determine the period of time in which any options may be exercised, which in no event shall be less than five days prior to such transaction. To the extent not previously exercised, all options will terminate immediately prior to the consummation of such proposed transaction.

In the event of a sale of all or substantially all of the shares of the company, or a merger or other reorganization of the company following which the shareholders of the company immediately prior to such merger or reorganization do not hold a majority of the shares of the surviving entity by virtue of their prior shareholdings of the company, each outstanding option will either (i) be assumed or an equivalent award substituted by the successor company or one of its affiliates or (ii) in the event such options are not assumed or substituted for, all unvested options will expire; provided that the administrator may determine to accelerate the vesting of certain unvested options as of immediately prior to the consummation of such transaction. The administrator in its discretion will determine the period of time in which vested outstanding options may be exercised prior to such transaction.

U.S. Sub-Plan.    Our United States Sub-Plan to the Share Option Plan (the "U.S. Sub-Plan") governs option awards granted to our United States employees or service providers, including those who are deemed to be residents of the United States for tax purposes. The U.S. Sub-Plan was adopted under our Share Option Plan. Subject to the approval of the company's shareholders, the U.S. Sub-Plan will share in the option pool discussed above. Each option will be evidenced by a notice of grant, which will contain the terms and conditions upon which such option will be issued and exercised. Each option which is intended to be an incentive stock option will be granted in compliance with the requirements of Section 422 of the Code and applicable law. With respect to any option granted to a United States optionee, in the event of a conflict between the terms of the U.S. Sub-Plan and the Share Option Plan, the terms of the U.S. Sub-Plan will prevail.

2019 Share Incentive Plan

We intend to adopt a new share incentive plan in connection with this offering, under which we may grant cash and equity-based incentive awards to attract, motivate and retain the talent for which we compete. Our board of directors is in the process of developing, approving and implementing this plan.

Principal shareholders

The following table sets forth information with respect to the beneficial ownership of our shares as of the date of this prospectus and after this offering by:

•
each person or entity known by us to own beneficially more than 5% of our outstanding shares;
•
each of our directors and executive officers individually; and
•
all of our executive officers and directors as a group.

The beneficial ownership of ordinary shares is determined in accordance with the SEC rules and generally includes any ordinary shares over which a person exercises sole or shared voting or investment power. For purposes of the table below, we deem shares subject to options or warrants that are currently exercisable or exercisable within 60 days of                  , to be outstanding and to be beneficially owned by the person holding the options or warrants for the purposes of computing the percentage ownership of that person but we do not treat them as outstanding for the purpose of computing the percentage ownership of any other person. The percentage of shares beneficially owned prior to the offering is based on              ordinary shares outstanding as of                       .

As of December 31, 2018, we had                  holders of record of our ordinary shares in the United States.

All of our shareholders, including the shareholders listed below, have the same voting rights attached to their ordinary shares. See "Description of share capital and articles of association—Amended and restated articles of association—Voting." Following the closing of this offering, neither our principal shareholders nor our directors and executive officers will have different or special voting rights with respect to their ordinary shares. Unless otherwise noted below, each shareholder's address is 8 Eliezer Kaplan St., Tel Aviv 6473409, Israel.

A description of any material relationship that our principal shareholders have had with us or any of our affiliates within the past three years is included under "Certain relationships and related party transactions."

Shares beneficially owned after the offering
	Shares beneficially owned prior to the offering		Assuming underwriters' option to purchase additional ordinary shares is not exercised		Assuming underwriters' option to purchase additional ordinary shares is exercised in full
Name of beneficial owner	Number	%	Number	%	Number	%

Principal Shareholders
Jonathan Kolber(1)
BVP Group(2)
Accel London Group(3)
Square Peg Group(4)
Qumra Group(5)
ICP F1, L.P.(6)
Directors and Executive Officers
Micha Kaufman(7)
Ofer Katz(8)
Gali Arnon(9)
Gil Sheinfeld(10)
Philippe Botteri(11)
Adam Fisher(12)
Guy Gamzu(13)
Arad Naveh(14)
Erez Shachar(15)
Shai Wininger
Nir Zohar(16)
All executive officers and directors as a group (11 persons)

*      Indicates ownership of less than 1%.

(1)    Represents (a)                   ordinary shares held by Mr. Kolber directly, (b)                    ordinary shares held by Anfield Ltd., over which Mr. Kolber has sole voting power, (c)                   ordinary shares held by Artemis Asset Holding Limited, on behalf of the Jonathan Kolber Bare Trust, of which Mr. Kolber is the sole beneficiary, and (d)                   ordinary shares held by 2113089 Alberta ULC, over which Mr. Kolber has shared voting and dispositive power. Mr. Kolber may be deemed to have beneficial ownership of all of these ordinary shares, and his business address is 12 Abba Even Blvd, Herzliya, Israel 4672530.

(2)    Represents (a)                            ordinary shares held by Bessemer Venture Partners VII Institutional L.P. ("BVP VII Inst"), (b)                                            ordinary shares held by Bessemer Venture Partners VII L.P. ("BVP VII") and (c)                            ordinary shares held by BVP VII Special Opportunity Fund L.P. ("BVP SOF," and together with BVP VII Inst and BVP VII, the "BVP Entities"). Deer VII & Co. L.P. is the general partner of the BVP Entities. Deer VII & Co. Ltd. is the general partner of Deer VII & Co. L.P. Robert P. Goodman, J. Edmund Colloton, David Cowan, Jeremy Levine, Byron Deeter and Robert M. Stavis are the directors of Deer VII & Co. Ltd. and hold the voting and dispositive power for the BVP Entities. Investment and voting decisions with respect to the shares held by the BVP Entities are made by the directors of Deer VII & Co. Ltd. acting as an investment committee. Adam Fisher disclaims beneficial ownership of the securities held by the BVP Entities, except to the extent of his pecuniary interest, if any, in such securities by virtue of his interest in Deer VII & Co. L.P. and his indirect limited partnership interest in the BVP Entities. The address for each of the BVP Entities is c/o Bessemer Venture Partners, 1865 Palmer Avenue, Suite 104, Larchmont, NY 10538.

(3)    Represents (a)                   ordinary shares held by Accel London III L.P. and (b)                    ordinary shares held by Accel London Investors 2012 L.P. (together, the "Accel London Group"). Accel London III Associates L.L.C. is the General Partner of (i) Accel London III

Associates L.P., which is the General Partner of Accel London III L.P. and (ii) Accel London Investors 2012 L.P. Accel London III Associates L.L.C. has sole voting and investment power over the ordinary shares held by the Accel London Group, and Jonathan Biggs, Kevin Cornolli, Bruce Golden, Hendrik Nells and Sonali de Rycker are the managers of Accel London III Associates L.L.C. and share voting and investment power. Each general partner and manager disclaims beneficial ownership of the shares owned by the Accel London Group except to the extent of their proportionate pecuniary interest therein. The address for the Accel London Group is 500 University Avenue, Palo Alto, California 94301.

(4)   Represents (a)                   ordinary shares held by Square Peg Israel No. 1 Pty Ltd. as trustee for Square Peg Fiverr No. 1 Trust, (b)                   ordinary shares held by Square Peg Israel No. 1 Pty Ltd. as trustee for Square Peg Fiverr No. 2 Trust, (c)                    ordinary shares held by Square Peg Israel No. 1 Pty Ltd as trustee for Square Peg Fiverr No. 3 Trust, (d)                   ordinary shares held by Square Peg Global 2015 Fund Pty Ltd as a trustee for Square Peg Global 2015 Trust and (e)               ordinary shares held by Square Peg UGP Ltd. (collectively, the "Square Peg Group").                  may be deemed to have beneficial ownership of the ordinary shares held by the Square Peg Group. The principal address of the Square Peg Group and                  is Level 1, No.28, Claremont St. South Yarra, 3141, Victoria, Australia.

(5)    Represents (a)                   ordinary shares held by Qumra Capital and (b)                    ordinary shares held by Qumra-Union Joint INvestment L.P. (together, the "Qumra Group").                  may be deemed to have beneficial ownership of the ordinary shares held by Qumra Capital. The principal address of Qumra Capital and                  is                  .

(6)    Represents                                          ordinary shares held by ICP F1, L.P. ("ICP").                                          may be deemed to have beneficial ownership of the ordinary shares held by ICP. The address of ICP and                           is

(7)    Mr. Kaufman holds                  ordinary shares directly and                  ordinary shares underlying options that are currently exercisable within 60 days of                   , 2019.

(8)   Mr. Katz holds                  ordinary shares directly and                  ordinary shares underlying options that are currently exercisable within 60 days of                   , 2019.

(9)   Includes for Ms. Arnon                  ordinary shares underlying options that are currently exercisable within 60 days of                  , 2019.

(10)  Includes for Mr. Sheinfeld                  ordinary shares underlying options that are currently exercisable within 60 days of                  , 2019.

(11)  Mr. Botteri holds no shares directly. Mr. Botteri is a General Partner at Accel, a venture capital fund. See note 3 above.

(12)  Mr. Fisher holds no shares directly. Mr. Fisher is a partner at Bessemer Venture Partners, which manages funds that collectively own                  ordinary shares. See note 2 above.

(13)  Mr. Gamzu holds                  shares directly and                  ordinary shares underlying options that are currently exercisable within 60 days of                  , 2019.

(14)  Mr. Naveh holds no shares directly. Mr. Naveh is a partner at Square Peg Capital, which manages funds that collectively own                   ordinary shares. See note 4 above.

(15)  Mr. Shachar holds no shares directly. Mr. Shachar is the Managing Partner of Qumra Capital, which manages funds that collectively own                  ordinary shares. See note 5 above.

(16)  Includes for Mr. Zohar                  ordinary shares underlying options that are currently exercisable within 60 days of                  , 2019.

Certain relationships and related party transactions

Our policy is to enter into transactions with related parties on terms that, on the whole, are no more or less favorable than those available from unaffiliated third parties. Based on our experience in the business sectors in which we operate and the terms of our transactions with unaffiliated third parties, we believe that all of the transactions described below met this policy standard at the time they occurred.

Rights of appointment

Our current board of directors consists of eight directors. Pursuant to our articles of association in effect prior to this offering, certain of our shareholders had rights to appoint members of our board of directors. See "Management—Board of directors."

All rights to appoint directors and observers will terminate upon the closing of this offering, although currently serving directors that were appointed prior to this offering will continue to serve pursuant to their appointment until the annual meeting of shareholders at which the term of their class of director expires.

We are not a party to, and are not aware of, any voting agreements among our shareholders.

Agreements with directors and officers

Employment agreements.    We intend to enter into employment agreements with each of our executive officers in connection with this offering. The agreements will provide for the terms of each individual's employment or service with the Company, as applicable, which have not yet been determined by our board of directors.

Options.    Since our inception, we have granted options to purchase our ordinary shares to our executive officers and certain of our directors. Our ordinary shares issuable under these options are subject to contractual lock-up agreements with us or the underwriters. We describe our option plans under "Management—Share option plans."

Exculpation, indemnification and insurance.    Our amended and restated articles of association to be effective upon the closing of this offering permit us to exculpate, indemnify and insure certain of our office holders to the fullest extent permitted by the Companies Law. We have entered into agreements with certain office holders, exculpating them from a breach of their duty of care to us to the fullest extent permitted by law and undertaking to indemnify them to the fullest extent permitted by law, subject to certain exceptions, including with respect to liabilities resulting from this offering to the extent that these liabilities are not covered by insurance. See "Management—Exculpation, insurance and indemnification of directors and officers."

Related party transaction policy

Our board of directors intends to adopt a written related party transaction policy, to be effective upon the closing of this offering, to set forth the policies and procedures for the review and approval or ratification of related person transactions. This policy will cover, with certain exceptions set forth in Item 404 of Regulation S-K under the Securities Act, any transaction, arrangement or relationship, or any series of similar transactions, arrangements or relationships, in which we were or are to be a participant, where the amount involved exceeds $120,000 and a related person had or will have a direct or indirect material interest, including, without limitation, purchases of goods or services by or from the related person or entities in which the related person has a material interest, indebtedness, guarantees of indebtedness and employment by us of a related person.

Description of share capital and articles of association

The following is a description of the material terms of our amended and restated articles of association as they will be in effect upon the closing of this offering. The following description may not contain all of the information that is important to you, and we therefore refer you to our amended and restated articles of association, a copy of which is filed with the SEC as an exhibit to the registration statement of which this prospectus is a part.

Share capital

Our authorized share capital upon the closing of this offering will consist of                       ordinary shares, no par value, of which                        shares will be issued and outstanding.

All of our outstanding ordinary shares are validly issued, fully paid and non-assessable. Our ordinary shares are not redeemable and do not have any preemptive rights.

Our board of directors may determine the issue prices and terms for such shares or other securities, and may further determine any other provision relating to such issue of shares or securities. We may also issue and redeem redeemable securities on such terms and in such manner as our board of directors shall determine.

The following descriptions of share capital and provisions of our amended and restated articles of association are summaries and are qualified by reference to our amended and restated articles of association to be effective upon the closing of this offering. A copy of our amended and restated articles of association to be effective upon the closing of this offering will be filed with the SEC as exhibits to our registration statement, of which this prospectus forms a part. The following description of our ordinary shares reflects changes to our capital structure that will occur upon the closing of this offering.

Registration number and purposes of the company

We are registered with the Israeli Registrar of Companies. Our registration number is 51-444087-4. Our purpose as set forth in our amended and restated articles of association to be effective upon the closing of this offering is to engage in any lawful act or activity.

Voting rights

All ordinary shares will have identical voting and other rights in all respects.

Transfer of shares

Our fully paid ordinary shares are issued in registered form and may be freely transferred under our amended and restated articles of association to be effective upon the closing of this offering, unless the transfer is restricted or prohibited by another instrument, applicable law or the rules of a stock exchange on which the ordinary shares are listed for trade. The ownership or voting of our ordinary shares by non-residents of Israel is not restricted in any way by our amended and restated articles of association or the laws of the State of Israel, except for ownership by nationals of some countries that are, or have been, in a state of war with Israel.

Election of directors

Under our amended and restated articles of association to be effective upon the closing of this offering, our board of directors must consist of not less than              but no more than         directors. Pursuant to our amended and restated articles of association to be effective upon the closing of this offering, each of our directors will be appointed by a simple majority vote of holders of our ordinary shares, participating and voting at an annual general meeting of our shareholders, provided that in the event of a contested election directors will be elected by a plurality of the votes cast. In addition, our directors are divided into three classes, one class being elected each year at the annual general meeting of our shareholders, and serve on our board of directors until the third annual general meeting following such election or re-election or until they are removed by a vote of         % of the total voting power of our shareholders or upon the occurrence of certain events, in accordance with the Companies Law and our amended and restated articles of association. In addition, our amended and restated articles of association allow our board of directors to fill vacancies on the board of directors or to appoint new directors up to the maximum number of directors permitted under our amended and restated articles of association. Any director so appointed serves for a term of office equal to the remaining period of the term of office of the director whose office has been vacated (or in the case of any new director, for a term of office according to the class to which such director was assigned upon appointment).

Dividend and liquidation rights

We may declare a dividend to be paid to the holders of our ordinary shares in proportion to their respective shareholdings. Under the Companies Law, dividend distributions are determined by the board of directors and do not require the approval of the shareholders of a company unless the company's articles of association provide otherwise. Our amended and restated articles of association do not require shareholder approval of a dividend distribution and provide that dividend distributions may be determined by our board of directors.

Pursuant to the Companies Law, the distribution amount is limited to the greater of retained earnings or earnings generated over the previous two years, according to our then last reviewed or audited financial statements (less the amount of previously distributed dividends, if not reduced from the earnings), provided that the end of the period to which the financial statements relate is not more than six months prior to the date of the distribution. If we do not meet such criteria, then we may distribute dividends only with court approval. In each case, we are only permitted to distribute a dividend if our board of directors and, if applicable, the court determines that there is no reasonable concern that payment of the dividend will prevent us from satisfying our existing and foreseeable obligations as they become due.

In the event of our liquidation, after satisfaction of liabilities to creditors, our assets will be distributed to the holders of our ordinary shares in proportion to their shareholdings. This right, as well as the right to receive dividends, may be affected by the grant of preferential dividend or distribution rights to the holders of a class of shares with preferential rights that may be authorized in the future.

Exchange controls

There are currently no Israeli currency control restrictions on remittances of dividends on our ordinary shares, proceeds from the sale of the ordinary shares or interest or other payments to non-residents of Israel, except for shareholders who are subjects of countries that are, or have been, in a state of war with Israel.

Shareholder meetings

Under Israeli law, we are required to hold an annual general meeting of our shareholders once every calendar year that must be held no later than 15 months after the date of the previous annual general meeting. All meetings other than the annual general meeting of shareholders are referred to in our amended and restated articles of association as special general meetings. Our board of directors may call special general meetings whenever it sees fit, at such time and place, within or outside of Israel, as it may determine. In addition, the Companies Law provides that our board of directors is required to convene a special general meeting upon the written request of (i) any two or more of our directors or one-quarter or more of the serving members of our board of directors or (ii) one or more shareholders holding, in the aggregate, either (a) 5% or more of our outstanding issued shares and 1% or more of our outstanding voting power or (b) 5% or more of our outstanding voting power.

Subject to the provisions of the Companies Law and the regulations promulgated thereunder, shareholders entitled to participate and vote at general meetings are the shareholders of record on a date to be decided by the board of directors, which, as a company listed on an exchange outside Israel, may be between four and 40 days prior to the date of the meeting. Furthermore, the Companies Law requires that resolutions regarding the following matters must be passed at a general meeting of our shareholders:

•
amendments to our articles of association;

•
appointment, termination or the terms of service of our auditors;

•
appointment of external directors (if applicable);

•
approval of certain related party transactions;

•
increases or reductions of our authorized share capital;

•
a merger; and

•
the exercise of our board of director's powers by a general meeting, if our board of directors is unable to exercise its powers and the exercise of any of its powers is required for our proper management.

The Companies Law requires that a notice of any annual general meeting or special general meeting be provided to shareholders at least 21 days prior to the meeting and if the agenda of the meeting includes, among other things, the appointment or removal of directors, the approval of transactions with office holders or interested or related parties or the approval of a merger, notice must be provided at least 35 days prior to the meeting. Under the Companies Law and our amended and restated articles of association, shareholders are not permitted to take action by way of written consent in lieu of a meeting.

Voting rights

Quorum

Pursuant to our amended and restated articles of association, holders of our ordinary shares have one vote for each ordinary share held on all matters submitted to a vote before the shareholders at a general meeting. The quorum required for our general meetings of shareholders consists of at least two shareholders present in person, by proxy or written ballot who hold or represent between them at least 25% of the total outstanding voting rights, within half an hour of the time fixed for the commencement of the meeting. A meeting adjourned for lack of a quorum shall be adjourned to the same day in the next week, at the same time and place, to such day and at such time and place as indicated in the notice to such meeting, or to such day and at such time and place as the chairperson of the meeting shall determine. At the reconvened meeting, any number of shareholders present in person or by proxy shall constitute a quorum, unless a meeting was called pursuant to a request by our shareholders, in which case the quorum required is one or more shareholders present in person or by proxy and holding the number of shares required to call the meeting as described under "—Shareholder meetings."

Vote requirements

Our amended and restated articles of association provide that all resolutions of our shareholders require a simple majority vote, unless otherwise required by the Companies Law or by our amended and restated articles of association. Under the Companies Law, certain actions require a special majority, including: (i) the approval of an extraordinary transaction with a controlling shareholder or in which the controlling shareholder has a personal interest, (ii) the terms of employment or other engagement of a controlling shareholder of the company or a controlling shareholder's relative (even if such terms are not extraordinary) and (iii) approval of certain compensation-related matters require the approval described above under "—Board of directors and officers—Compensation committee." Under our amended and restated articles of association, the alteration of the rights, privileges, preferences or obligations of any class of our shares (to the extent there are classes other than ordinary shares) may require a simple majority of the class so affected (or such other percentage of the relevant class that may be set forth in the governing documents relevant to such class), in addition to the ordinary majority vote of all classes of shares voting together as a single class at a shareholder meeting. Our amended and restated articles of association also provide that the removal of any director from office or the amendment of such provision, or certain other provisions regarding our staggered board, shareholder proposals, the size of our board and plurality voting in contested elections require the vote of at least         % of the total voting power of our shareholders. Another exception to the simple majority vote requirement is a resolution for the voluntary winding up, or an approval of a scheme of arrangement or reorganization, of the company pursuant to Section 350 of the Companies Law, which requires the approval of a majority of the holders holding at least 75% of the voting rights represented at the meeting and voting on the resolution.

Access to corporate records

Under the Companies Law, all shareholders generally have the right to review minutes of our general meetings, our shareholder register, including with respect to material shareholders, our articles of association, our financial statements, other documents as provided in the Companies Law, and any document we are required by law to file publicly with the Israeli Companies Registrar or the Israeli Securities Authority. Any shareholder who specifies the purpose of its request may request to review any document in our possession that relates to any action or transaction with a related party which requires shareholder approval under the Companies Law. We may deny a request to review a document if we determine that the request was not made in good faith, that the document contains a commercial secret or a patent or that the document's disclosure may otherwise impair our interests.

Acquisitions under Israeli law

Full tender offer.    A person wishing to acquire shares of a public Israeli company and who would as a result hold over 90% of the target company's voting rights or the target company's issued and outstanding share capital (or of a class thereof), is required by the Companies Law to make a tender offer to all of the company's shareholders for the purchase of all of the issued and outstanding shares of the company (or the applicable class). If (a) the shareholders who do not accept the offer hold less than 5% of the issued and outstanding share capital of the company (or the applicable class) and the shareholders who accept the offer constitute a majority of the offerees that do not have a personal interest in the acceptance of the tender offer or (b) the shareholders who did not accept the tender offer hold less than two percent (2%) of the issued and outstanding share capital of the company (or of the applicable class), all of the shares that the acquirer offered to purchase will be transferred to the acquirer by operation of law. A shareholder who had its shares so transferred may petition the court within six months from the date of acceptance of the full tender offer, regardless of whether such shareholder agreed to the offer, to determine whether the tender offer was for less than fair value and whether the fair value should be paid as determined by the court. However, an offeror may provide in the offer that a shareholder who accepted the offer will not be entitled to appraisal rights as described in the preceding sentence, as long as the offeror and the company disclosed the information required by law in connection with the full tender offer. If the full tender offer was not accepted in accordance with any of the above alternatives, the acquirer may not acquire shares of the company that will increase its holdings to more than 90% of the voting rights or the issued and outstanding share capital of the company (or the applicable class) from shareholders who accepted the tender offer.

Special tender offer.    The Companies Law provides that an acquisition of shares of an Israeli public company must be made by means of a special tender offer if as a result of the acquisition the purchaser would become a holder of 25% or more of the voting rights in the company. This rule does not apply if there is already another holder of 25% or more of the voting rights in the company. Similarly, the Companies Law provides that an acquisition of shares in a public company must be made by means of a tender offer if as a result of the acquisition the purchaser would become a holder of more than 45% of the voting rights in the company, if there is no other shareholder of the company who holds more than 45% of the voting rights in the company. These requirements do not apply if the acquisition (i) occurs in the context of a private placement by the company that received shareholder approval as a private placement whose purpose is to give the acquirer at least 25% of the voting rights in the company if there is no person who holds 25% or more of the voting rights in the company, or as a private placement whose purpose is to give the acquirer 45% of the voting rights in the company, if there is no person who holds 45% of the voting rights in the company, (ii) was from a shareholder holding 25% or more of the voting rights in the company and resulted in the acquirer becoming a holder of 25% or more of the voting rights in the company, or (iii) was from a holder of more than 45% of the voting rights in the company and resulted in the acquirer becoming a holder of more than 45% of the voting rights in the company. A special tender offer must be extended to all shareholders of a company. A special tender offer may be consummated only if (i) at least 5% of the voting power attached to the company's outstanding shares will be acquired by the offeror and (ii) the number of shares tendered in the offer exceeds the number of shares whose holders objected to the offer (excluding the purchaser, its controlling shareholders, holders of 25% or more of the voting rights in the company and any person having a personal interest in the acceptance of the tender offer, or anyone on their behalf, including any such person's relatives and entities under their control).

In the event that a special tender offer is made, a company's board of directors is required to express its opinion on the advisability of the offer, or shall abstain from expressing any opinion if it is unable to do so, provided that it gives the reasons for its abstention. The board of directors shall also disclose any personal interest that any of the directors has with respect to the special tender offer or in connection therewith. An office holder in a target company who, in his or her capacity as an office holder, performs an action the purpose of which is to cause the failure of an existing or foreseeable special tender offer or is to impair the chances of its acceptance, is liable to the potential purchaser and shareholders for damages, unless such office holder acted in good faith and had reasonable grounds to believe he or she was acting for the benefit of the company. However, office holders of the target company may negotiate with the potential purchaser in order to improve the terms of the special tender offer, and may further negotiate with third parties in order to obtain a competing offer.

If a special tender offer is accepted, then shareholders who did not respond to or that had objected the offer may accept the offer within four days of the last day set for the acceptance of the offer and they will be considered to have accepted the offer from the first day it was made.

In the event that a special tender offer is accepted, then the purchaser or any person or entity controlling it, at the time of the offer, or under common control with the purchaser or such controlling person or entity may not make a subsequent tender offer for the purchase of shares of the target company and may not enter into a merger with the target company for a period of one year from the date of the offer, unless the purchaser or such person or entity undertook to effect such an offer or merger in the initial special tender offer.

Merger.    The Companies Law permits merger transactions if approved by each party's board of directors and, unless certain conditions described under the Companies Law are met, a majority of each party's shareholders. The board of directors of a merging company is required pursuant to the Companies Law to discuss and determine whether in its opinion there exists a reasonable concern that as a result of a proposed merger, the surviving company will not be able to satisfy its obligations towards its creditors, such determination taking into account the financial status of the merging companies. If the board of directors determines that such a concern exists, it may not approve a proposed merger. Following the approval of the board of directors of each of the merging companies, the boards of directors must jointly prepare a merger proposal for submission to the Israeli Registrar of Companies.

For purposes of the shareholder vote of a merging company whose shares are held by the other merging company or a person or entity holding 25% or more of the voting rights at the general meeting or the right to appoint 25% or more of the directors of the other merging company, unless a court rules otherwise, the merger will not be deemed approved if a majority of the shares voted on the matter at the shareholders meeting (excluding abstentions) that are held by shareholders other than the other party to the merger, or by any person or entity who holds 25% or more of the voting rights or the right to appoint 25% or more of the directors of the other party, or any one on their behalf including their relatives or corporations controlled by any of them, vote against the merger. In addition, if the non-surviving entity of the merger has more than one class of shares, the merger must be approved by each class of shareholders. If the transaction would have been approved but for the separate approval of each class or the exclusion of the votes of certain shareholders as provided above, a court may still approve the merger upon the request of holders of at least 25% of the voting rights of a company, if the court holds that the merger is fair and reasonable, taking into account the valuation of the merging companies and the consideration offered to the shareholders. If a merger is with a company's controlling shareholder or if the controlling shareholder has a personal interest in the merger, then the merger is instead subject to the same special majority approval that governs all extraordinary transactions with controlling shareholders.

Under the Companies Law, each merging company must deliver to its secured creditors the merger proposal and inform its unsecured creditors of the merger proposal and its content. Upon the request of a creditor of either party to the proposed merger, the court may delay or prevent the merger if it concludes that there exists a reasonable concern that, as a result of the merger, the surviving company will be unable to satisfy the obligations of any of the parties to the merger, and may further give instructions to secure the rights of creditors.

In addition, a merger may not be completed unless at least 50 days have passed from the date that a proposal for approval of the merger is filed with the Israeli Registrar of Companies and 30 days from the date that shareholder approval of both merging companies is obtained.

Anti-takeover measures

The Companies Law allows us to create and issue shares having rights different from those attached to our ordinary shares, including shares providing certain preferred rights with respect to voting, distributions or other matters and shares having preemptive rights. As of the closing of this offering, no preferred shares will be authorized under our amended and restated articles of association. In the future, if we do authorize, create and issue a specific class of preferred shares, such class of shares, depending on the specific rights that may be attached to it, may have the ability to frustrate or prevent a takeover or otherwise prevent our shareholders from realizing a potential premium over the market value of their ordinary shares. The authorization and designation of a class of preferred shares will require an amendment to our amended and restated articles of association, which requires the prior approval of the holders of a majority of the voting power attaching to our issued and outstanding shares at a general meeting. The convening of the meeting, the shareholders entitled to participate and the majority vote required to be obtained at such a meeting will be subject to the requirements set forth in the Companies Law and our amended articles of association as described above in "—Voting Rights." In addition, as disclosed under "—Election of Directors" we will have a classified board structure upon the closing of this offering, which will effectively limit the ability of any investor or potential investor or group of investors or potential investors to gain control of our board of directors.

Borrowing powers

Pursuant to the Companies Law and our amended and restated articles of association, our board of directors may exercise all powers and take all actions that are not required under law or under our amended and restated articles of association to be exercised or taken by our shareholders, including the power to borrow money for company purposes.

Changes in capital

Our amended and restated articles of association enable us to increase or reduce our share capital. Any such changes are subject to Israeli law and must be approved by a resolution duly passed by our shareholders at a general meeting by voting on such change in the capital. In addition, transactions that have the effect of reducing capital, such as the declaration and payment of dividends in the absence of sufficient retained earnings or profits, require the approval of both our board of directors and an Israeli court.

Transfer agent and registrar

The transfer agent and registrar for our ordinary shares is                       . Its address is                       , and its telephone number is                        .

Listing

We intend to apply to have our ordinary shares listed on                       under the symbol "FVRR."

Shares eligible for future sale

Prior to this offering, there has been no market for our ordinary shares. Future sales of substantial amounts of our ordinary shares in the public market could adversely affect market prices prevailing from time to time. Furthermore, because only a limited number of ordinary shares will be available for sale shortly after this offering due to existing contractual and legal restrictions on resale as described below, there may be sales of substantial amounts of our ordinary shares in the public market after such restrictions lapse. This may adversely affect the prevailing market price of our ordinary shares and our ability to raise equity capital in the future.

Following this offering, we will have an aggregate of               ordinary shares outstanding. Our ordinary shares will be available for sale in the public market after the expiration or waiver of the lock-up agreements described below, subject to limitations imposed by U.S. securities laws on resale by our "affiliates" as that term is defined in Rule 144 under the Securities Act ("Rule 144").

All of the ordinary shares sold in this offering will be freely tradable without restriction or further registration under the Securities Act, unless purchased by "affiliates" as that term is defined under Rule 144. In addition, following the expiration or waiver of the lock-up agreements described below, all of our ordinary shares, including ordinary shares issuable pursuant to awards granted under certain of our share option plans will be freely tradable without restriction or further registration under the Securities Act unless held by "affiliates" as that term is defined under Rule 144.

Eligibility of restricted shares for sale in the public market

Any ordinary shares held by "affiliates" as that term is defined under Rule 144 will be "restricted securities" as that phrase is defined in Rule 144. Subject to certain contractual restrictions, including the lock-up agreements described below, holders of restricted shares will be entitled to sell those shares in the public market only if the sale is registered or pursuant to an exemption from registration, such as the safe harbor discussed below under "—Rule 144."

Lock-up agreements

We, our executive officers and directors, and the holders of substantially all of our outstanding ordinary shares, have agreed not to offer, sell, agree to sell, directly or indirectly, or otherwise dispose of any ordinary shares or any securities convertible into or exchangeable for ordinary shares except for the ordinary shares offered in this offering without the prior written consent of                                         for a period of 180 days after the date of this prospectus.

Rule 144

In general, under Rule 144, a person (or persons whose shares are aggregated) who is not deemed to have been an affiliate of ours at any time during the three months preceding a sale, and who has beneficially owned restricted securities within the meaning of Rule 144 for at least six months (including any period of consecutive ownership of preceding non-affiliated holders) would be entitled to sell those shares, subject only to the availability of current public information about us. A non-affiliated person who has beneficially owned restricted securities within the meaning of Rule 144 for at least one year would be entitled to sell those shares without regard to the provisions of Rule 144.

A person (or persons whose shares are aggregated) who is deemed to be an affiliate of ours and who has beneficially owned restricted securities within the meaning of Rule 144 for at least six months would be entitled to sell within any three-month period a number of shares that does not exceed the greater of one percent of the then outstanding shares of our ordinary shares or the average weekly trading volume of our ordinary shares on the              during the four calendar weeks preceding such sale. Such sales are also subject to certain manner of sale provisions, notice requirements and the availability of current public information about us.

Options

Following the closing of this offering, we intend to file a registration statement on Form S-8 under the Securities Act to register ordinary shares reserved for issuance under our share option plans. The registration statement on Form S-8 will become effective automatically upon filing.

Ordinary shares issued upon exercise of a share option and registered under the Form S-8 registration statement will, subject to vesting provisions, lock-up agreements with the underwriters and Rule 144 volume limitations applicable to our affiliates, be available for sale in the open market immediately after the 180-day lock-up agreements expire. See "Management—Share option plans."

Taxation and government programs

The following description is not intended to constitute a complete analysis of all tax consequences relating to the acquisition, ownership and disposition of our ordinary shares. You should consult your own tax advisor concerning the tax consequences of your particular situation, as well as any tax consequences that may arise under the laws of any state, local, foreign or other taxing jurisdiction.

Israeli tax considerations and government programs

The following is a brief summary of the material Israeli tax laws applicable to us, and certain Israeli Government programs that benefit us. This section also contains a discussion of material Israeli tax consequences concerning the ownership and disposition of our ordinary shares purchased by investors in this offering. This summary does not discuss all the aspects of Israeli tax law that may be relevant to a particular investor in light of his or her personal investment circumstances or to some types of investors subject to special treatment under Israeli law. Examples of such investors include residents of Israel or traders in securities who are subject to special tax regimes not covered in this discussion. To the extent that the discussion is based on new tax legislation that has not yet been subject to judicial or administrative interpretation, we cannot assure you that the appropriate tax authorities or the courts will accept the views expressed in this discussion. The discussion below is subject to change, including due to amendments under Israeli law or changes to the applicable judicial or administrative interpretations of Israeli law, which change could affect the tax consequences described below.

General corporate tax structure in Israel

Israeli companies are generally subject to corporate tax. In 2018 and thereafter the corporate tax rate is 23% of their taxable income. The corporate tax rate for 2017 was 24%. However, the effective tax rate payable by a company that derives income from an Approved Enterprise, a Preferred Enterprise, a Beneficiary Enterprise or a Technology Enterprise (as discussed below) may be considerably less. Capital gains derived by an Israeli company are generally subject to the prevailing corporate tax rate.

Law for the Encouragement of Industry (Taxes), 5729-1969

The Law for the Encouragement of Industry (Taxes), 5729-1969, generally referred to as the Industry Encouragement Law, provides several tax benefits for "Industrial Companies." We believe that we currently qualify as an Industrial Company within the meaning of the Industry Encouragement Law.

The Industry Encouragement Law defines an "Industrial Company" as an Israeli resident-company, of which 90% or more of its income in any tax year, other than income from certain government loans, is derived from an "Industrial Enterprise" owned by it and located in Israel or in the "Area", in accordance with the definition under section 3A of the Israeli Income Tax Ordinance (New Version) 1961, or the Ordinance. An "Industrial Enterprise" is defined as an enterprise whose principal activity in a given tax year is industrial production.

The following corporate tax benefits, among others, are available to Industrial Companies:

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amortization of the cost of purchased patent, rights to use a patent, and know-how, which are used for the development or advancement of the Industrial Enterprise , over an eight-year period, commencing on the year in which such rights were first exercised;

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under limited conditions, an election to file consolidated tax returns with related Israeli Industrial Companies; and

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expenses related to a public offering are deductible in equal amounts over three years commencing on the year of the offering.

Eligibility for benefits under the Industry Encouragement Law is not contingent upon approval of any governmental authority.

Tax benefits and grants for research and development

Israeli tax law allows, under certain conditions, a tax deduction for expenditures, including capital expenditures, for the year in which they are incurred. Expenditures are deemed related to scientific research and development projects, if:

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The expenditures are approved by the relevant Israeli government ministry, determined by the field of research;

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The research and development must be for the promotion of the company; and

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The research and development is carried out by or on behalf of the company seeking such tax deduction.

The amount of such deductible expenses is reduced by the sum of any funds received through government grants for the finance of such scientific research and development projects. No deduction under these research and development deduction rules is allowed if such deduction is related to an expense invested in an asset depreciable under the general depreciation rules of the Ordinance. Expenditures that are qualified under the condition above are deductible in equal amounts over three years.

From time to time we may apply to the Israel Innovation Authority for approval to allow a tax deduction for all or most of research and development expenses during the year incurred. There can be no assurance that such application will be accepted.

Law for the Encouragement of Capital Investments, 5719-1959

The Law for the Encouragement of Capital Investments, 5719-1959, generally referred to as the Investment Law, provides certain incentives for capital investments in production facilities (or other eligible assets).

The Investment Law was significantly amended effective as of April 1, 2005 (the "2005 Amendment"), as of January 1, 2011 (the "2011 Amendment") and as of January 1, 2017 (the "2017 Amendment"). Pursuant to the 2005 Amendment, tax benefits granted in accordance with the provisions of the Investment Law prior to its revision by the 2005 Amendment remain in force but any benefits granted subsequently are subject to the provisions of the amended Investment Law. Similarly, the 2011 Amendment introduced new benefits to replace those granted in accordance with the provisions of the Investment Law in effect prior to the 2011 Amendment. However, companies entitled to benefits under the Investment Law as in effect prior to January 1, 2011 were entitled to choose to continue to enjoy such benefits, provided that certain conditions are met, or elect instead, irrevocably, to forego such benefits and have the benefits of the 2011 Amendment apply. The 2017 Amendment introduces new benefits for Technological Enterprises, alongside the existing tax benefits.

Tax benefits subsequent to the 2005 amendment

The 2005 Amendment applies to new investment programs and investment programs commencing after 2004, but does not apply to investment programs approved prior to April 1, 2005. The 2005 Amendment provides that terms and benefits included in any certificate of approval that was granted before the 2005 Amendment became effective (April 1, 2005) will remain subject to the provisions of the Investment Law as in effect on the date of such approval. Pursuant to the 2005 Amendment, the Investment Center will continue to grant Approved Enterprise status to qualifying investments. The 2005 Amendment, however, limits the scope of enterprises that may be approved by the Investment Center by setting criteria for the approval of a facility as an Approved Enterprise, such as provisions generally requiring that at least 25% of the Approved Enterprise's income be derived from exports.

The Company has elected 2012 to be its "Year of Election" to be eligible as a "Beneficiary Enterprise." The extent of the tax benefits available under the 2005 Amendment to qualifying income of a Beneficiary Enterprise depend on, among other things, the geographic location in Israel of the Beneficiary Enterprise. The location will also determine the period for which tax benefits are available. In the event that the Company is profitable for tax purposes, such tax benefits include an exemption from corporate tax on undistributed income for a period of between two to ten years, depending on the geographic location of the Beneficiary Enterprise in Israel, and a reduced corporate tax rate of between 10% to 25% for the remainder of the benefits period, depending on the level of foreign investment in the company in each year. A company qualifying for tax benefits under the 2005 Amendment which pays a dividend out of income derived by its Beneficiary Enterprise during the tax exemption period will be subject to corporate tax in respect of the gross amount of the dividend at the otherwise applicable rate of 25%, or a lower rate in the case of a qualified foreign investment company which is at least 49% owned by non-Israeli residents. Dividends paid out of income attributed to a Beneficiary Enterprise are generally subject to withholding tax at source at the rate of 15% or such lower rate as may be provided in an applicable tax treaty (subject to the receipt in advance of a valid certificate from the Israel Tax Authority allowing for a reduced tax rate).

The benefits available to a Beneficiary Enterprise are subject to the fulfillment of conditions stipulated in the Investment Law and its regulations. If a company does not meet these conditions, it may be required to refund the amount of tax benefits, as adjusted by the Israeli consumer price index, and interest, or other monetary penalties.

The benefit period begins in the year in which taxable income is first earned, limited to 12 years from the "Year of Election."

Tax benefits under the 2011 amendment

The 2011 Amendment canceled the availability of the benefits granted to Industrial Companies under the Investment Law prior to 2011 and, instead, introduced new benefits for income generated by a "Preferred Company" through its "Preferred Enterprise" (as such terms are defined in the Investment Law) as of January 1, 2011. The definition of a Preferred Company includes a company incorporated in Israel that is not fully owned by a governmental entity, and that has, among other things, Preferred Enterprise status and is controlled and managed from Israel. Pursuant to the 2011 Amendment, a Preferred Company is entitled to a reduced corporate tax rate of 15% with respect to its income derived by its Preferred Enterprise in 2011 and 2012, unless the Preferred Enterprise is located in a specified development zone, in which case the rate will be 10%. Under the 2011 Amendment, such corporate tax rate was reduced from 15% and 10%, respectively, to 12.5% and 7%, respectively, in 2013, 16% and 9% respectively, in 2014, 2015 and 2016, and 16% and 7.5%, respectively, in 2017 and thereafter. Income derived by a Preferred

Company from a "Special Preferred Enterprise" (as such term is defined in the Investment Law) would be entitled, during a benefits period of 10 years, to further reduced tax rates of 8%, or 5% if the Special Preferred Enterprise is located in a certain development zone.

Dividends distributed from income which is attributed to a "Preferred Enterprise" will be subject to withholding tax at source at the following rates: (i) Israeli resident corporations–0%, (although, if such dividends are subsequently distributed to individuals or a non-Israeli company, withholding tax at a rate of 20% or such lower rate as may be provided in an applicable tax treaty will apply (subject to the receipt in advance of a valid certificate from the Israel Tax Authority allowing for a reduced tax rate)) (ii) Israeli resident individuals–20% (iii) non-Israeli residents (individuals and corporations)–20%, subject to a reduced tax rate under the provisions of an applicable double tax treaty (subject to the receipt in advance of a valid certificate from the Israel Tax Authority allowing for a reduced tax rate).

We currently do not intend to implement the 2011 Amendment.

New tax benefits under the 2017 amendment that became effective on January 1, 2017

The 2017 Amendment was enacted as part of the Economic Efficiency Law that was published on December 29, 2016, and is effective as of January 1, 2017. The 2017 Amendment provides new tax benefits for two types of "Technology Enterprises," as described below, and is in addition to the other existing tax beneficial programs under the Investment Law.

The 2017 Amendment provides that a technology company satisfying certain conditions will qualify as a "Preferred Technology Enterprise" and will thereby enjoy a reduced corporate tax rate of 12% on income that qualifies as "Preferred Technology Income", as defined in the Investment Law. The tax rate is further reduced to 7.5% for a Preferred Technology Enterprise located in development zone "A". In addition, a Preferred Technology Company will enjoy a reduced corporate tax rate of 12% on capital gain derived from the sale of certain "Benefitted Intangible Assets" (as defined in the Investment Law) to a related foreign company if the Benefitted Intangible Assets were acquired from a foreign company on or after January 1, 2017 for at least NIS 200 million, and the sale receives prior approval from the National Authority for Technological Innovation ("NATI").

The 2017 Amendment further provides that a technology company satisfying certain conditions (group turnover of at least NIS 10 billion) will qualify as a "Special Preferred Technology Enterprise" and will thereby enjoy a reduced corporate tax rate of 6% on "Preferred Technology Income" regardless of the company's geographic location within Israel. In addition, a Special Preferred Technology Enterprise will enjoy a reduced corporate tax rate of 6% on capital gain derived from the sale of certain "Benefitted Intangible Assets" to a related foreign company if the Benefitted Intangible Assets were either developed by the Special Preferred Enterprise or acquired from a foreign company on or after January 1, 2017, and the sale received prior approval from NATI. A Special Preferred Technology Enterprise that acquires Benefitted Intangible Assets from a foreign company for more than NIS 500 million will be eligible for these benefits for at least ten years, subject to certain approvals as specified in the Investment Law.

Dividends distributed by a Preferred Technology Enterprise or a Special Preferred Technology Enterprise, paid out of Preferred Technology Income, are generally subject to withholding tax at source at the rate of 20% or such lower rate as may be provided in an applicable tax treaty (subject to the receipt in advance of a valid certificate from the Israel Tax Authority allowing for a reduced tax rate). However, if such dividends are paid to an Israeli company, no tax is required to be withheld. If such dividends are distributed to a foreign company that holds solely or together with other foreign companies 90% or more in the Israeli company and other conditions are met, the withholding tax rate will be 4%.

We are examining the impact of the 2017 Amendment and the degree to which we will qualify as a Preferred Technology Enterprise, the amount of Preferred Technology Income that we may have and other benefits that we may receive from the 2017 Amendment.

Taxation of our shareholders

Capital gains taxes applicable to non-Israeli resident shareholders.    A non-Israeli resident who derives capital gains from the sale of shares in an Israeli resident company will be exempt from Israeli tax so long as the shares were not held through a permanent establishment that the non-resident maintains in Israel. However, non-Israeli corporations will not be entitled to the foregoing exemption if Israeli residents: (i) have a controlling interest more than 25% in such non-Israeli corporation or (ii) are the beneficiaries of, or are entitled to, 25% or more of the revenues or profits of such non-Israeli corporation, whether directly or indirectly.

Additionally, a sale of securities by a non-Israeli resident may be exempt from Israeli capital gains tax under the provisions of an applicable tax treaty. For example, under Convention Between the Government of the United States of America and the Government of the State of Israel with respect to Taxes on Income, as amended (the "United States-Israel Tax Treaty"), the sale, exchange or other disposition of shares by a shareholder who is a United States resident (for purposes of the treaty) holding the shares as a capital asset and is entitled to claim the benefits afforded to such a resident by the U.S.-Israel Tax Treaty (a "Treaty U.S. Resident") is generally exempt from Israeli capital gains tax unless: (i) the capital gain arising from such sale, exchange or disposition is attributed to real estate located in Israel; (ii) the capital gain arising from such sale, exchange or disposition is attributed to royalties; (iii) the capital gain arising from the such sale, exchange or disposition is attributed to a permanent establishment in Israel, under certain terms; (iv) such Treaty U.S. Resident holds, directly or indirectly, shares representing 10% or more of the voting capital during any part of the 12-month period preceding the disposition, subject to certain conditions; or (v) such Treaty U.S. Resident is an individual and was present in Israel for 183 days or more during the relevant taxable year.

In some instances where our shareholders may be liable for Israeli tax on the sale of their ordinary shares, the payment of the consideration may be subject to the withholding of Israeli tax at source. Shareholders may be required to demonstrate that they are exempt from tax on their capital gains in order to avoid withholding at source at the time of sale (i.e., resident certificate or other documentation).

Taxation of non-Israeli shareholders on receipt of dividends.    Non-Israeli residents (either individuals or corporations) are generally subject to Israeli income tax on the receipt of dividends paid on our ordinary shares at the rate of 25%, which tax will be withheld at source, unless relief is provided in a treaty between Israel and the shareholder's country of residence. With respect to a person who is a "substantial shareholder" at the time of receiving the dividend or on any time during the preceding twelve months, the applicable tax rate is 30%. A "substantial shareholder" is generally a person who alone or together with such person's relative or another person who collaborates with such person on a permanent basis, holds, directly or indirectly, at least 10% of any of the "means of control" of the corporation. "Means of control" generally include the right to vote, receive profits, nominate a director or an executive officer, receive assets upon liquidation, or order someone who holds any of the aforesaid rights how to act, regardless of the source of such right. Such dividends are generally subject to Israeli withholding tax at a rate of 25% so long as the shares are registered with a nominee company (whether the recipient is a substantial shareholder or not) and 15% if the dividend is distributed from income attributed to an Approved Enterprise or a Beneficiary Enterprise and 20% if the dividend is distributed from income attributed to a Preferred Enterprise, unless a reduced rate is provided under an applicable tax treaty (subject to the receipt in advance of a valid certificate from the Israel Tax Authority allowing for a reduced tax rate). For example, under the United States-Israel Tax Treaty, the maximum rate of tax withheld at source in Israel on dividends paid to a holder of our ordinary shares who is a Treaty U.S. Resident is 25%. However, generally, the maximum rate of withholding tax on dividends, not generated by a Preferred Enterprise or

Beneficiary Enterprise, that are paid to a United States corporation holding 10% or more of the outstanding voting capital throughout the tax year in which the dividend is distributed as well as during the previous tax year, is 12.5%, provided that not more than 25% of the gross income for such preceding year consists of certain types of dividends and interest. Notwithstanding the foregoing, dividends distributed from income attributed to an Approved Enterprise, Beneficiary Enterprise or Preferred Enterprise are not entitled to such reduction under the tax treaty but are subject to a withholding tax rate of 15% for a shareholder that is a U.S. corporation, provided that the condition related to our gross income for the previous year (as set forth in the previous sentence) is met. If the dividend is attributable partly to income derived from an Approved Enterprise, Benefited Enterprise or Preferred Enterprise, and partly to other sources of income, the withholding rate will be a blended rate reflecting the relative portions of the two types of income. We cannot assure you that we will designate the profits that we may distribute in a way that will reduce shareholders' tax liability.

United States federal income taxation

The following is a description of the material United States federal income tax consequences of the acquisition, ownership and disposition of our ordinary shares. This description addresses only the United States federal income tax consequences to U.S. Holders (as defined below) that are initial purchasers of our ordinary shares pursuant to the offering and that will hold such ordinary shares as capital assets within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the "Code"), and that have the U.S. dollar as their functional currency. This discussion is based upon the Code, applicable U.S. Treasury regulations, administrative pronouncements and judicial decisions, in each case as in effect on the date hereof, all of which are subject to change (possibly with retroactive effect). No ruling will be requested from the Internal Revenue Service (the "IRS") regarding the tax consequences of the acquisition, ownership or disposition of the ordinary shares, and there can be no assurance that the IRS will agree with the discussion set out below. This summary does not address any U.S. tax consequences other than U.S. federal income tax consequences (e.g., the estate and gift tax or the Medicare tax on net investment income) and does not address any state, local or non-U.S. tax consequences.

This description does not address tax considerations applicable to holders that may be subject to special tax rules, including, without limitation:

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banks, financial institutions or insurance companies;

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real estate investment trusts or regulated investment companies;

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dealers or brokers;

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traders that elect to mark to market;

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tax-exempt entities or organizations;

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"individual retirement accounts" and other tax-deferred accounts;

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certain former citizens or long-term residents of the United States;

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persons that are resident or ordinarily resident in or have a permanent establishment in a jurisdiction outside the United States;

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persons that acquired our ordinary shares pursuant to the exercise of any employee share option or otherwise as compensation for the performance of services;

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persons holding our ordinary shares as part of a "hedging," "integrated" or "conversion" transaction or as a position in a "straddle" for United States federal income tax purposes;

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persons subject to special tax accounting as a result of any item of gross income with respect to the ordinary shares being taken into account in an applicable financial statement;

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partnerships or other pass-through entities and persons holding the ordinary shares through partnerships or other pass-through entities; or

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holders that own directly, indirectly or through attribution 10% or more of the total voting power or value of all of our outstanding shares.

For purposes of this description, a "U.S. Holder" is a beneficial owner of our ordinary shares that, for United States federal income tax purposes, is:

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an individual who is a citizen or resident of the United States;

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a corporation (or other entity treated as a corporation for United States federal income tax purposes) created or organized in or under the laws of the United States or any state thereof, including the District of Columbia;

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an estate the income of which is subject to United States federal income taxation regardless of its source; or

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a trust if such trust has validly elected to be treated as a United States person for United States federal income tax purposes or if (1) a court within the United States is able to exercise primary supervision over its administration and (2) one or more United States persons have the authority to control all of the substantial decisions of such trust.

If a partnership (or any other entity or arrangement treated as a partnership for United States federal income tax purposes) holds our ordinary shares, the tax treatment of a partner in such partnership will generally depend on the status of the partner and the activities of the partnership. Such a partner or partnership should consult its tax advisor as to the particular United States federal income tax consequences of acquiring, owning and disposing of our ordinary shares in its particular circumstance.

You should consult your tax advisor with respect to the United States federal, state, local and foreign tax consequences of acquiring, owning and disposing of our ordinary shares.

Distributions

Subject to the discussion under "—Passive Foreign Investment Company considerations" below, the gross amount of any distribution made to you with respect to our ordinary shares before reduction for any Israeli taxes withheld therefrom, generally will be includible in your income as dividend income on the date on which the dividends are actually or constructively received, to the extent such distribution is paid out of our current or accumulated earnings and profits as determined under United States federal income tax principles. To the extent that the amount of any distribution by us exceeds our current and accumulated earnings and profits as determined under United States federal income tax principles, it will be treated first as a tax-free return of your adjusted tax basis in our ordinary shares and thereafter as capital gain. However, we do not expect to maintain calculations of our earnings and profits under United States federal income tax principles and, therefore, you should expect that the entire amount of any distribution generally will be reported as dividend income to you. Non-corporate U.S. Holders may qualify for the lower rates of taxation with respect to dividends on ordinary shares applicable to long-term capital gains

(i.e., gains from the sale of capital assets held for more than one year), provided that we are not a PFIC (as discussed below under "—Passive Foreign Investment Company considerations") with respect to you in our taxable year in which the dividend was paid or in the prior taxable year and certain other conditions are met, including certain holding period requirements and the absence of certain risk reduction transactions. However, such dividends will not be eligible for the dividends received deduction generally allowed to corporate U.S. Holders.

Dividends paid to you with respect to our ordinary shares generally will be treated as foreign source income, which may be relevant in calculating your foreign tax credit limitation. Subject to certain conditions and limitations, Israeli tax withheld on dividends may be credited against your United States federal income tax liability or, at your election, be deducted from your U.S. federal taxable income. Dividends that we distribute generally should constitute "passive category income" for purposes of the foreign tax credit. However, this may change under certain circumstances, including if we are classified as a "controlled foreign corporation" for U.S. federal tax purposes and the dividend distribution is attributed under the Internal Revenue Code to earnings previously classified as Global Intangible Low Taxed Income. A foreign tax credit for foreign taxes imposed on distributions may be denied if you do not satisfy certain minimum holding period requirements. The rules relating to the determination of the foreign tax credit are complex, and you should consult your tax advisor to determine whether and to what extent you will be entitled to this credit.

Sale, exchange or other disposition of ordinary shares

Subject to the discussion under "Passive Foreign Investment Company considerations" below, you generally will recognize gain or loss on the sale, exchange or other disposition of our ordinary shares equal to the difference between the amount realized on such sale, exchange or other disposition and your adjusted tax basis in our ordinary shares, and such gain or loss will be capital gain or loss. The adjusted tax basis in an ordinary share generally will be equal to the cost of such ordinary share. If you are a non-corporate U.S. Holder, capital gain from the sale, exchange or other disposition of ordinary shares is generally eligible for a preferential rate of taxation applicable to capital gains, if your holding period for such ordinary shares exceeds one year (i.e., such gain is long-term capital gain). The deductibility of capital losses for United States federal income tax purposes is subject to limitations under the Code. Any such gain or loss that a U.S. Holder recognizes generally will be treated as U.S. source income or loss for foreign tax credit limitation purposes.

Passive Foreign Investment Company considerations

If a non-U.S. company is classified as a PFIC in any taxable year, a U.S. Holder of such PFIC's shares will be subject to special rules generally intended to reduce or eliminate any benefits from the deferral of U.S. federal income tax that such U.S. Holder could derive from investing in a non-U.S. company that does not distribute all of its earnings on a current basis.

In general, a non-U.S. corporation will be classified as a PFIC for any taxable year if at least (i) 75% of its gross income is classified as "passive income" or (ii) 50% of its gross assets (determined on the basis of a quarterly average) produce or are held for the production of passive income (the "asset test"). Passive income for this purpose generally includes dividends, interest, royalties, rents, gains from commodities and securities transactions and the excess of gains over losses from the disposition of assets which produce passive income. For these purposes, cash and other assets readily convertible into cash are considered passive assets, and the company's goodwill and other unbooked intangibles are taken into account. In making this determination, the non-U.S. corporation is treated as earning its proportionate share of any income and owning its proportionate share of any assets of any corporation in which it directly or indirectly holds 25% or more (by value) of the stock.

We may be classified as a CFC for our taxable year ended December 31, 2018, and/or for our current taxable year. In general, we will be classified as a CFC for a taxable year if more than 50% of the total combined voting power or the total value of our ordinary shares is owned by "United States shareholders" (generally, United States persons who are treated as owning (directly, indirectly, or constructively, using certain attribution rules) at least 10% of the total combined voting power or the total value of our ordinary shares). Due to a recently enacted change to the relevant attribution rules, it is not clear whether we are currently classified as a CFC and whether we were classified as a CFC for our taxable year ending December 31, 2018.

The PFIC asset test for a CFC is applied based on the adjusted tax bases of its assets as determined for the purposes of computing earnings and profits under U.S. federal income tax principles, unless it is a "publicly traded corporation" for the taxable year, in which case the PFIC asset test is based on the fair market value of its assets. In both cases, the determination is made on the basis of a quarterly average. It is not clear, however, whether a corporation will be treated as a "publicly traded corporation" in respect of a taxable year in which it becomes a publicly traded corporation after the close of the first quarter. As a result, if we are classified as a CFC, it is not clear how the PFIC asset test will apply to us in respect of the current taxable year. If we are classified as a CFC in our current taxable year and if the PFIC asset test must be applied entirely based on the adjusted tax bases of our assets for each quarter during the current taxable year (the least favorable interpretation of the PFIC asset test), we expect that we will be a PFIC in respect of our current taxable year. If we are not classified as a CFC, or if a more favorable interpretation of the PFIC asset test can be applied such that the fair market value of our assets can be used for this purpose for at least the quarters during which the ordinary shares are publicly traded then, based on the current and anticipated composition of our income and assets, we do not expect to be classified as a PFIC in respect of our current taxable year. U.S. Holders should consult their own tax advisors regarding the application of these rules.

Because PFIC status is based on our income, assets and activities for the entire taxable year, it is not possible to determine whether we will be characterized as a PFIC for the 2019 taxable year or other years until after the close of the taxable year. Moreover, we must determine our PFIC status annually based on tests that are factual in nature, and our status in future years will depend on our income, assets and activities in each of those years and, as a result, cannot be predicted with certainty as of the date hereof.

Fluctuations in the market price of our ordinary shares may cause our classification as a PFIC for the current or future taxable years to change because the value of our assets for purposes of the asset test, including the value of our goodwill and unbooked intangibles, may be determined by reference to the market price of our shares from time to time (which may be volatile). In estimating the value of our goodwill and other unbooked intangibles, we have taken into account our anticipated market capitalization immediately following the close of this offering. Among other matters, if our market capitalization is less than anticipated or if it subsequently declines, it may make our classification as a PFIC more likely for the current or future taxable years. The composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets and the cash raised in this offering.

Under the PFIC rules, if we were considered a PFIC at any time that you hold our ordinary shares, we would continue to be treated as a PFIC with respect to your investment in all succeeding years during which you own our ordinary shares (regardless of whether we continue to meet the tests described above) unless (i) we have ceased to be a PFIC and (ii) you have made a "deemed sale" election under the PFIC rules. If such election is made, you will be deemed to have sold your ordinary shares at their fair market value on the last day of the last taxable year in which we were a PFIC, and any gain from the deemed sale would be subject to the rules described in the following paragraph. After the deemed sale election, so long as we do not become a PFIC in a subsequent taxable year, the ordinary shares with respect to which such election was made will not be treated as shares in a PFIC. You should consult your own tax advisor as to the possibility and consequences of making a deemed sale election if we are (or were to become) and then cease to be a PFIC, and such election becomes available.

If we are considered a PFIC at any time that you hold ordinary shares, unless you make one of the elections described below, any gain recognized by you on a sale or other disposition of the ordinary shares, as well as the amount of any "excess distribution" (defined below) received by you, would be allocated ratably over your holding period for the ordinary shares. The amounts allocated to the taxable year of the sale or other disposition (or the taxable year of receipt, in the case of an excess distribution) and to any year before we became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, for that taxable year, and an interest charge would be imposed. For purposes of these rules, an excess distribution is the amount by which any distribution received by you on your ordinary shares in a taxable year exceeds 125% of the average of the annual distributions on the ordinary shares during the preceding three taxable years or your holding period, whichever is shorter. Distributions below the 125% threshold are treated as dividends taxable in the year of receipt and are not subject to prior highest tax rates or the interest charge.

If we are treated as a PFIC with respect to you for any taxable year, you will be deemed to own shares in any of our subsidiaries that are also PFICs, and you may be subject to the tax consequences described above with respect to the shares of such lower-tier PFIC you would be deemed to own.

Mark-to-market elections

If we are a PFIC for any taxable year during which you hold ordinary shares, then in lieu of being subject to the tax and interest charge rules discussed above, you may make an election to include gain on the ordinary shares as ordinary income under a mark-to-market method, provided that such ordinary shares are "marketable." The ordinary shares will be marketable if they are "regularly traded" on a qualified exchange or other market, as defined in applicable U.S. Treasury regulations, such as                           (or on a foreign stock exchange that meets certain conditions). For these purposes, the ordinary shares will be considered regularly traded during any calendar year during which they are traded, other than in de minimis quantities, on at least 15 days during each calendar quarter. Any trades that have as their principal purpose meeting this requirement will be disregarded. However, because a mark-to-market election cannot be made for any lower-tier PFICs that we may own, you will generally continue to be subject to the PFIC rules discussed above with respect your indirect interest in any investments we hold that are treated as an equity interest in a PFIC for United States federal income tax purposes. As a result, it is possible that any mark-to-market election will be of limited benefit.

If you make an effective mark-to-market election, in each year that we are a PFIC, you will include in ordinary income the excess of the fair market value of your ordinary shares at the end of the year over your adjusted tax basis in the ordinary shares. You will be entitled to deduct as an ordinary loss in each such year the excess of your adjusted tax basis in the ordinary shares over their fair market value at the end of the year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. If you make an effective mark-to-market election, in each year that we are a PFIC, any gain that you recognize upon the sale or other disposition of your ordinary shares will be treated as ordinary income and any loss will be treated as ordinary loss, but only to the extent of the net amount of previously included income as a result of the mark-to-market election.

Your adjusted tax basis in the ordinary shares will be increased by the amount of any income inclusion and decreased by the amount of any deductions under the mark-to-market rules discussed above. If you make an effective mark-to-market election, it will be effective for the taxable year for which the election is made and all subsequent taxable years unless the ordinary shares are no longer regularly traded on a qualified exchange or the U.S. Internal Revenue Service consents to the revocation of the election. You should consult your tax advisor about the availability of the mark-to-market election, and whether making the election would be advisable in your particular circumstances.

Qualified electing fund elections

In certain circumstances, a U.S. equity holder in a PFIC may avoid the adverse tax and interest-charge regime described above by making a "qualified electing fund" election to include in income its share of the corporation's income on a current basis. However, you may make a qualified electing fund election with respect to the ordinary shares only if we agree to furnish you annually with a PFIC annual information statement as specified in the applicable Treasury regulations. We do not intend to provide the information necessary for you to make a qualified electing fund election if we are classified as a PFIC. Therefore, you should assume that you will not receive such information from us and would therefore be unable to make a qualified electing fund election with respect to any of our ordinary shares were we to be or become a PFIC.

Tax reporting

If you own ordinary shares during any year in which we are a PFIC and you recognize gain on a disposition of such ordinary shares or receive distributions with respect to such ordinary shares, you generally will be required to file a U.S. Internal Revenue Service Form 8621 with respect to us, generally with your federal income tax return for that year. If we are a PFIC for a given taxable year, then you should consult your tax advisor concerning your annual filing requirements.

You should consult your tax advisor regarding whether we are a PFIC as well as the potential U.S. federal income tax consequences of holding and disposing of our ordinary shares if we are or become classified as a PFIC, including the possibility of making a mark-to-market election in your particular circumstances.

Backup withholding tax and information reporting requirements

Dividend payments on and proceeds paid from the sale or other taxable disposition of the ordinary shares may be subject to information reporting to the IRS. In addition, a U.S. Holder may be subject to backup withholding on cash payments received in connection with dividend payments and proceeds from the sale or other taxable disposition of ordinary shares made within the United States or through certain U.S. related financial intermediaries.

Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number, provides other required certification and otherwise complies with the applicable requirements of the backup withholding rules or who is otherwise exempt from backup withholding (and, when required, demonstrates such exemption). Backup withholding is not an additional tax. Rather, any amount withheld under the backup withholding rules will be creditable or refundable against the U.S. Holder's U.S. federal income tax liability, provided the required information is timely furnished to the IRS.

Foreign asset reporting

Certain U.S. Holders are required to report their holdings of certain foreign financial assets, including equity of foreign entities, if the aggregate value of all of these assets exceeds certain threshold amounts by filing IRS Form 8938 with their federal income tax return. Our ordinary shares are expected to constitute foreign financial assets subject to these requirements unless the ordinary shares are held in an account at certain financial institutions. U.S. Holders are urged to consult their tax advisors regarding their information reporting obligations, if any, with respect to their ownership and disposition of our ordinary shares and the significant penalties for non-compliance.

The above description is not intended to constitute a complete analysis of all tax consequences relating to acquisition, ownership and disposition of our ordinary shares. You should consult your tax advisor concerning the tax consequences of your particular situation.

Underwriting

We are offering the ordinary shares described in this prospectus through a number of underwriters. J.P. Morgan Securities LLC and Citigroup Global Markets Inc. are acting as joint book-running managers of the offering and as representatives of the underwriters. We expect to enter into an underwriting agreement with the representatives on behalf of the underwriters. Subject to the terms and conditions of the underwriting agreement, we will agree to sell to the underwriters, and each underwriter will severally agree to purchase, at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus, the number of ordinary shares listed next to its name in the following table:

Name	Number of shares

J.P. Morgan Securities LLC
Citigroup Global Markets Inc.

Total

The underwriters will be committed to purchase all the ordinary shares offered by us if they purchase any shares. The underwriting agreement will also provide that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may be increased or the offering may be terminated.

The underwriters propose to offer the ordinary shares directly to the public at the initial public offering price set forth on the cover page of this prospectus and to certain dealers at that price less a concession not in excess of $                  per share. Any such dealers may resell shares to certain other brokers or dealers at a discount of up to $                  per share from the initial public offering price. After the initial public offering of the ordinary shares, the offering price and other selling terms may be changed by the underwriters. Sales of shares made outside of the United States may be made by affiliates of the underwriters.

The underwriters will have an option to buy up to                  additional ordinary shares from us. The underwriters will have 30 days from the date of this prospectus to exercise this option to purchase additional shares. If any shares are purchased with this option, the underwriters will purchase shares in approximately the same proportion as shown in the table above. If any additional ordinary shares are purchased, the underwriters will offer the additional shares on the same terms as those on which the ordinary shares are being offered.

The underwriting discounts and commissions are equal to the public offering price per ordinary share less the amount paid by the underwriters to us per ordinary share. The underwriting discounts and commissions are $                  per share. The following table shows the per share and total underwriting discounts and commissions that we are to pay to the underwriters in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase additional shares.

	Per share		Total
	Without exercise of option to purchase additional shares	With exercise of option to purchase additional shares	Without exercise of option to purchase additional shares	With exercise of option to purchase additional shares

Underwriting discounts and commissions	$	$	$	$

We estimate that the total expenses of this offering, including registration, filing and listing fees, printing fees and legal and accounting expenses, but excluding the underwriting discounts and commissions, will be approximately $                  million, which includes $                  that we have agreed to reimburse the underwriters for certain FINRA-related expenses incurred by them in connection with this offering.

A prospectus in electronic format may be made available on the websites maintained by one or more underwriters, or selling group members, if any, participating in the offering. The underwriters may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters and selling group members that may make Internet distributions on the same basis as other allocations.

For a period of 180 days after the date of this prospectus, we will agree that we will not, subject to certain limited exceptions, (1) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, or file with the SEC a registration statement under the Securities Act relating to, any of our ordinary shares or any securities convertible into or exercisable or exchangeable for our ordinary shares, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, or (2) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of our ordinary shares or such other securities, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of our ordinary shares or such other securities, in cash or otherwise, without the prior written consent of                     .

Our directors and executive officers and holders of our ordinary shares and securities convertible into or exchangeable for our ordinary shares have entered into or will enter into lock-up agreements with the underwriters prior to the commencement of this offering pursuant to which, subject to certain limited exceptions, each of these persons or entities, for a period of 180 days after the date of this prospectus, may not, without the prior written consent of                     , (1) offer to sell, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any of our ordinary shares or any securities convertible into or exercisable or exchangeable for our ordinary shares (including without limitation, ordinary shares or such other securities which may be deemed to be beneficially owned by such person or entity in accordance with the rules and regulations of the SEC and securities which may be issued upon exercise of an option or warrant), or publicly disclose the intention to make any offer, sale, pledge or disposition, (2) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of our ordinary shares or such other securities, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of our ordinary shares or such other securities, in cash or otherwise or (3) make any demand for or exercise any right with respect to the registration of any our ordinary shares or any security convertible into or exercisable or exchangeable for our ordinary shares. These lock-up restrictions are subject to limited exceptions that are specified in the lock-up agreements.

We will agree to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act.

We intend to apply to list our ordinary shares for trading on                  under the symbol "FVRR."

In connection with this offering, the underwriters may engage in stabilizing transactions, which involves making bids for, purchasing and selling our ordinary shares in the open market for the purpose of preventing a decline in the market price of our ordinary shares while this offering is in progress. These stabilizing transactions may include making short sales of the ordinary shares, which involves the sale by the underwriters of a greater number of shares of ordinary shares than they are required to purchase in this offering, and purchasing ordinary shares on the open market to cover positions created by short sales. Short sales may be "covered" shorts, which are short positions in an amount not greater than the underwriters' over-allotment option referred to above, or may be "naked" shorts, which are short positions in excess of that amount. The underwriters may close out any covered short position either by exercising their over-allotment option, in whole or in part, or by purchasing shares in the open market. In making this determination, the underwriters will consider, among other things, the price of shares available for purchase in the open market compared to the price at which the underwriters may purchase shares through the over-allotment option. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the ordinary shares in the open market that could adversely affect investors who purchase in this offering. To the extent that the underwriters create a naked short position, they will purchase shares in the open market to cover the position.

The underwriters have advised us that, pursuant to Regulation M promulgated under the Securities Act, they may also engage in other activities that stabilize, maintain or otherwise affect the price of the ordinary shares, including the imposition of penalty bids. This means that if the representatives of the underwriters purchase ordinary shares in the open market in stabilizing transactions or to cover short sales, the representatives can require the underwriters that sold those shares as part of this offering to repay the underwriting discount received by them.

In connection with this offering, underwriters may engage in passive market making transactions in the ordinary shares on                  in accordance with Rule 103 of Regulation M under the Exchange Act during a period before the commencement of offers or sales of ordinary shares and extending through the completion of distribution. A passive market maker must display its bid at a price not in excess of the highest independent bid of that security. However, if all independent bids are lowered below the passive market maker's bid, that bid must then be lowered when specified purchase limits are exceeded. Passive market making may cause the price of our ordinary shares to be higher than the price that otherwise would exist in the open market in the absence of those transactions. The underwriters are not required to engage in passive market making and may end passive market making activities at any time.

These activities may have the effect of raising or maintaining the market price of the ordinary shares or preventing or retarding a decline in the market price of the ordinary shares, and, as a result, the price of the ordinary shares may be higher than the price that otherwise might exist in the open market. If the underwriters commence these activities, they may discontinue them at any time. The underwriters may carry out these transactions on                  in the over-the-counter market or otherwise.

Prior to this offering, there has been no public market for our ordinary shares. The initial public offering price will be determined by negotiations among us and the representatives of the underwriters. In determining the initial public offering price, we and the representatives of the underwriters expect to consider a number of factors including:

•
the information set forth in this prospectus and otherwise available to the representatives;

•
our prospects and the history and prospects for the industry in which we compete;

•
an assessment of our management;

•
our prospects for future earnings;

•
the general condition of the securities markets at the time of this offering;

•
the recent market prices of, and demand for, publicly traded ordinary shares of generally comparable companies; and

•
other factors deemed relevant by the underwriters and us.

Neither we nor the underwriters can assure investors that an active trading market will develop for our ordinary shares, or that the ordinary shares will trade in the public market at or above the initial public offering price.

Other than in the United States, no action has been taken by us or the underwriters that would permit a public offering of the securities offered by this prospectus in any jurisdiction where action for that purpose is required. The securities offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

Certain of the underwriters and their affiliates have provided in the past to us and our affiliates and may provide from time to time in the future certain commercial banking, financial advisory, investment banking and other services for us and such affiliates in the ordinary course of their business, for which they have received or will receive customary fees and commissions. In addition, in the ordinary course of their business activities, the underwriters and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers. Such investments and securities activities may involve securities and/or instruments of ours or our affiliates. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

United Kingdom

This document is only being distributed to and is only directed at (i) persons who are outside the United Kingdom; (ii) to investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the "Order"); or (iii) high net worth entities, and other persons to whom it may lawfully be communicated, falling with Article 49(2)(a) to (d) of the Order (all such persons together being referred to as "relevant persons"). The securities are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such securities will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this document or any of its contents.

European Economic Area

In relation to each Member State of the European Economic Area that has implemented the Prospectus Directive (each, a "Relevant Member State"), an offer to the public of our shares may not be made in that Relevant Member State, except that an offer to the public in that Relevant Member State of our shares may be made at any time under the following exemptions under the Prospectus Directive:

(a)    to any legal entity that is a qualified investor as defined in the Prospectus Directive;

(b)   to fewer than 150 natural or legal persons (other than qualified investors as defined in the Prospectus Directive), subject to obtaining the prior consent of the representatives for any such offer; or

(c)    in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of our shares shall result in a requirement for the publication by us or any underwriter of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an "offer to the public" in relation to our shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and our shares to be offered so as to enable an investor to decide to purchase our shares, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State; and the expression "Prospectus Directive" means Directive 2003/71/EC (as amended, including by Directive 2010/73/EU), and includes any relevant implementing measure in the Relevant Member State.

Hong Kong

The shares may not be offered or sold by means of any document other than (i) in circumstances that do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong), or (ii) to "professional investors" within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances that do not result in the document being a "prospectus" within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong), and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to shares that are or are intended to be disposed of only to persons outside Hong Kong or only to "professional investors" within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

Israel

The shares offered by this prospectus have not been approved or disapproved by the Israel Securities Authority (the "ISA"), nor have such shares been registered for sale in Israel. The shares may not be offered or sold, directly or indirectly, to the public in Israel, absent the publication of a prospectus that has been approved by the ISA. The ISA has not issued permits, approvals or licenses in connection with this offering or publishing this prospectus, nor has it authenticated the details included herein, confirmed their reliability or completeness, or rendered an opinion as to the quality of the shares being offered.

This document does not constitute a prospectus under the Israeli Securities Law and has not been filed with or approved by the ISA. In the State of Israel, this document may be distributed only to, and may be directed only at, and any offer of the ordinary shares may be directed only at, (i) to the extent applicable, a limited number of persons in accordance with the Israeli Securities Law and (ii) investors listed in the first addendum to the Israeli Securities Law (the "Addendum") consisting primarily of joint investment in trust funds, provident funds, insurance companies, banks, portfolio managers, investment advisors, members of the Tel Aviv Stock Exchange Ltd., underwriters, venture capital funds, entities with equity in excess of NIS 50 million and "qualified individuals," each as defined in the Addendum (as it may be amended from time to time), collectively referred to as qualified investors (in each case purchasing for their own account or, where permitted under the Addendum, for the accounts of their clients who are investors listed in the Addendum). Qualified investors will be required to submit written confirmation that they fall within the scope of the Addendum, are aware of the meaning of same and agree to it.

Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the "SFA"), (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the shares are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries' rights and interest in that trust shall not be transferable for 6 months after that corporation or that trust has acquired the shares under Section 275 except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is given for the transfer; or (3) by operation of law.

Switzerland

The shares may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange (the "Six") or on any other stock exchange or regulated trading facility in Switzerland. This document has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document, nor any other offering or marketing material relating to the shares or this offering, may be publicly distributed or otherwise made publicly available in Switzerland. Neither this document nor any other offering or marketing material relating to this offering, the Company, the shares has been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of shares will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA, or FINMA, and the offer of shares has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes, or CISA. The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of shares.

United Arab Emirates

This prospectus relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority ("DFSA"). This prospectus is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus supplement nor taken steps to verify the information set forth herein and has no responsibility for this prospectus. The shares to which this prospectus relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the shares offered should conduct their own due diligence on the shares. If you do not understand the contents of this prospectus supplement you should consult an authorized financial advisor.

Canada

The shares may be sold in Canada only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions, and Ongoing Registrant Obligations. Any resale of the shares must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser's province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser's province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

Expenses of the offering

We estimate that our expenses in connection with this offering, other than underwriting discounts and commissions, will be as follows:

Expenses	Amount

SEC registration fee	$	*
FINRA filing fee		*
Stock exchange listing fee		*
Transfer agent's fee		*
Printing and engraving expenses		*
Legal fees and expenses		*
Accounting fees and expenses		*
Miscellaneous costs		*

Total		*

*      To be filed by amendment.

All amounts in the table are estimates except the SEC registration fee, the stock exchange listing fee and the FINRA filing fee. We will pay all of the expenses of this offering.

Legal matters

The validity of our ordinary shares and certain other matters of Israeli law will be passed upon for us by Meitar Liquornik Geva Leshem Tal, Ramat Gan, Israel. Certain matters of U.S. federal law will be passed upon for us by Latham & Watkins LLP. Certain matters of Israeli law will be passed upon for the underwriters by Fischer, Behar, Chen, Well, Orion & Co. Certain matters of U.S. federal law will be passed upon for the underwriters by Skadden, Arps, Slate, Meagher & Flom LLP.

Experts

The consolidated financial statements of Fiverr International Ltd. and its subsidiaries at December 31, 2017 and 2018, and for each of the two years in the period ended December 31, 2018, appearing in this prospectus and registration statement have been audited by Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing. The current address of Kost, Forer, Gabbay & Kasierer is 144 Menachem Begin Road, Building A, Tel Aviv 6492101, Israel.

Enforceability of civil liabilities

We are incorporated under the laws of the State of Israel. Service of process upon us and upon our directors and officers and the Israeli experts named in this prospectus, substantially all of whom reside outside the United States, may be difficult to obtain within the United States. Furthermore, because substantially all of our assets and substantially all of our directors and officers are located outside the United States, any judgment obtained in the United States against us or any of our directors and officers may not be collectible within the United States.

We have irrevocably appointed C T Corporation System as our agent to receive service of process in any action against us in any U.S. federal or state court arising out of this offering or any purchase or sale of securities in connection with this offering. The address of our agent is 111 Eighth Avenue, New York, NY 10011.

We have been informed by our legal counsel in Israel, Meitar Liquornik Geva Leshem Tal, that it may be difficult to initiate an action with respect to U.S. securities law in Israel. Israeli courts may refuse to hear a claim based on an alleged violation of U.S. securities laws reasoning that Israel is not the most appropriate forum to hear such a claim. In addition, even if an Israeli court agrees to hear a claim, it may determine that Israeli law and not U.S. law is applicable to the claim. If U.S. law is found to be applicable, the content of applicable U.S. law must be proved as a fact by expert witnesses which can be a time-consuming and costly process. Certain matters of procedure may also be governed by Israeli law.

Subject to certain time limitations and legal procedures, Israeli courts may enforce a U.S. judgment in a civil matter which, subject to certain exceptions, is non-appealable, including judgments based upon the civil liability provisions of the Securities Act and the Exchange Act and including a monetary or compensatory judgment in a non-civil matter, provided that:

•
the judgment was rendered by a court which was, according to the laws of the state of the court, competent to render the judgment;

•
the obligation imposed by the judgment is enforceable according to the rules relating to the enforceability of judgments in Israel and the substance of the judgment is not contrary to public policy; and

•
the judgment is executory in the state in which it was given.

Even if these conditions are met, an Israeli court may not declare a foreign civil judgment enforceable if:

•
the judgment was given in a state whose laws do not provide for the enforcement of judgments of Israeli courts (subject to exceptional cases);

•
the enforcement of the judgment is likely to prejudice the sovereignty or security of the State of Israel;

•
the judgment was obtained by fraud;

•
the opportunity given to the defendant to bring its arguments and evidence before the court was not reasonable in the opinion of the Israeli court;

•
the judgment was rendered by a court not competent to render it according to the laws of private international law as they apply in Israel;

•
the judgment is contradictory to another judgment that was given in the same matter between the same parties and that is still valid; or

•
at the time the action was brought in the foreign court, a lawsuit in the same matter and between the same parties was pending before a court or tribunal in Israel.

If a foreign judgment is enforced by an Israeli court, it generally will be payable in Israeli currency, which can then be converted into non-Israeli currency and transferred out of Israel. The usual practice in an action before an Israeli court to recover an amount in a non-Israeli currency is for the Israeli court to issue a judgment for the equivalent amount in Israeli currency at the rate of exchange in force on the date of the judgment, but the judgment debtor may make payment in foreign currency. Pending collection, the amount of the judgment of an Israeli court stated in Israeli currency ordinarily will be linked to the Israeli consumer price index plus interest at the annual statutory rate set by Israeli regulations prevailing at the time. Judgment creditors must bear the risk of unfavorable exchange rates.

Where you can find additional information

We have filed with the SEC a registration statement (including exhibits to the registration statement) on Form F-1 under the Securities Act. This prospectus, which is part of the registration statement, does not contain all of the information set forth in the registration statement. The rules and regulations of the SEC allow us to omit certain information from this prospectus that is included in the registration statement and the exhibits and schedules to the registration statement. For further information, we refer you to the registration statement and the exhibits and schedules filed as part of the registration statement.

Statements made in this prospectus concerning the contents of any contract, agreement or other document are not complete descriptions of all terms of these documents. If a document has been filed as an exhibit to the registration statement, we refer you to the copy of the document that has been filed for a complete description of its terms. Each statement in this prospectus relating to a document filed as an exhibit is qualified in all respects by the filed exhibit. You should read this prospectus and the documents that we have filed as exhibits to the registration statement of which this prospectus is a part completely.

Upon the closing of this offering, we will become subject to the informational requirements of the Exchange Act. Accordingly, we will be required to file reports and other information with the SEC, including annual reports on Form 20-F and reports on Form 6-K. The SEC maintains an internet website that contains reports and other information about issuers, like us, that file electronically with the SEC. The address of that website is www.sec.gov.

As a foreign private issuer, we are exempt under the Exchange Act from, among other things, the rules prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we will not be required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the board of directors of

FIVERR INTERNATIONAL LTD.

Opinion on the financial statements

We have audited the accompanying consolidated balance sheets of Fiverr International Ltd. and subsidiaries (the Company) as of December 31, 2018 and 2017, the related consolidated statements of operations, comprehensive loss, changes in shareholders' equity and cash flows for each of the two years in the period ended December 31, 2018, and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company at December 31, 2018 and 2017, and the consolidated results of its operations and its cash flows for each of the two years in the period ended December 31, 2018 and 2017, in conformity with U.S. generally accepted accounting principles.

Basis for opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

We have served as the Company's auditor since 2011.

Tel-Aviv, Israel March 14, 2019	/s/ KOST FORER GABBAY & KASIERER A Member of Ernst & Young Global

Fiverr International Ltd. and subsidiaries
Consolidated balance sheets
U.S. dollars (in thousands, except share and per share data)

	December 31,
	2018	2017

ASSETS
Current assets:
Cash and cash equivalents	$55,955	$27,866
User funds	39,736	—
Bank deposits	—	30,000
Restricted deposit	327	298
Other receivables	776	578

Total current assets	96,794	58,742

Property and equipment, net	5,143	5,270
Intangible assets, net	4,065	1,716
Goodwill	1,381	—
Restricted deposit	3,191	3,702
Other non-current assets	456	342

Total assets	$111,030	$69,772

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Trade payables	3,364	2,609
User accounts	39,736	32,194
Other account payables and accrued expenses	10,231	7,588
Current maturities of long-term loan	445	471

Total current liabilities	53,776	42,862

Long-term loan and other non-current liabilities	3,280	3,811

Total liabilities	57,056	46,673

Commitments and contingencies (see note 9)
Shareholders' equity:
Share capital and additional paid-in capital:
Ordinary shares and protected ordinary shares with no par value—Shares authorized: 210,000,000 as of December 31, 2018 and 200,000,000 as of December 31, 2017;

Shares issued and outstanding: 47,253,906 ordinary shares and 123,509,922 protected ordinary shares as of December 31, 2018; 43,267,832 ordinary shares and 107,424,073 protected ordinary shares as of December 31, 2017; 170,763,828 shares pro forma (unaudited) as of December 31, 2018.

Liquidation Preference as of December 31, 2018 is $162,516	178,164	110,630
Accumulated deficit	(123,592)	(87,531)
Accumulated other comprehensive loss	(598)	—

Total shareholders' equity	53,974	23,099

Total liabilities and shareholders' equity	$111,030	$69,772

The accompanying notes are an integral part of the consolidated financial statements

Fiverr International Ltd. and subsidiaries
Consolidated statements of operations
U.S. dollars (in thousands, except share and per share data)

	Year ended December 31,
	2018	2017

Revenue	$75,503	$52,112
Cost of revenue	15,621	13,362

Gross profit	59,882	38,750

Operating expenses:
Research and development	26,035	16,074
Sales and marketing	49,720	33,772
General and administrative	20,596	8,427

Total operating expenses	96,351	58,273

Operating loss	(36,469)	(19,523)
Financial income, net	408	493

Loss before income taxes	(36,061)	(19,030)
Income taxes	—	(294)

Net loss	$(36,061)	$(19,324)

Basic and diluted net loss per share attributable to ordinary shareholders	$(0.81)	$(0.45)

Basic and diluted weighted average ordinary shares	44,457,927	42,516,963
Pro forma basic and diluted net loss per share attributable to ordinary shareholders (unaudited)	$(0.23)
Pro forma basic and diluted weighted average ordinary shares (unaudited)	154,730,647

The accompanying notes are an integral part of the consolidated financial statements

Fiverr International Ltd. and subsidiaries
Consolidated statements of comprehensive loss
U.S. dollars (in thousands, except share and per share data)

	Year ended December 31,
	2018	2017

Net loss	$(36,061)	$(19,324)
Unrealized loss on hedging instruments	(925)
Amounts reclassified from accumulated comprehensive loss	327	—

Comprehensive loss	$(36,659)	$(19,324)

The accompanying notes are an integral part of the consolidated financial statements

Fiverr International Ltd. and subsidiaries
Consolidated statements of changes in shareholders' equity
U.S. dollars (in thousands, except share and per share data)

	Number of ordinary shares and protected ordinary shares	Share capital and additional paid-in capital	Accumulated deficit	Accumulated other comprehensive loss	Total shareholders' equity

Balance as of December 31, 2016	149,311,545	$108,799	$(68,207)	—	$40,592
Stock-based compensation	—	1,435	—	—	1,435
Exercise of options	1,380,360	396	—	—	396
Net loss	—	—	(19,324)	—	(19,324)

Balance as of December 31, 2017	150,691,905	$110,630	$(87,531)	—	$23,099
Stock-based compensation	—	11,659	—	—	11,659
Exercise of options	3,986,074	1,240	—	—	1,240
Issuance of protected ordinary shares, net of issuance costs of $74*	16,085,849	54,635	—	—	54,635
Net loss	—	—	(36,061)	—	(36,061)
Other comprehensive loss	—	—	—	(598)	(598)

Balance as of December 31, 2018	170,763,828	$178,164	$(123,592)	$(598)	$53,974

*      See note 3 and note 11

The accompanying notes are an integral part of the consolidated financial statements

Fiverr International Ltd. and subsidiaries
Consolidated statements of cash flows
U.S. dollars (in thousands, except share and per share data)

	Year ended December 31,
	2018	2017

Cash flows from operating activities:
Net loss	$(36,061)	$(19,324)
Adjustments to reconcile net loss to net cash used operating activities:
Depreciation and amortization	2,250	1,090
Stock-based compensation	11,648	1,403
Net gain from exchange rate fluctuations	(77)	(225)
Loss from disposal of property and equipment	26	—
Changes in assets and liabilities:
User funds	(39,736)	—
Other receivables	(143)	11
Trade payables	808	(145)
User accounts	7,542	9,142
Other account payables and accrued expenses	1,937	2,429
Non-current liabilities	130	356

Net cash used in operating activities	(51,676)	(5,263)

Investing activities:
Acquisition of business, net of cash acquired*	(2,676)	—
Purchase of property and equipment	(767)	(2,198)
Capitalization of internal-use software	(830)	(1,199)
Other receivables and non-current assets	(142)	2,480
Bank deposits	30,000	10,000
Restricted deposit	482	(4,000)

Net cash provided by investing activities	26,067	5,083

Financing activities:
Proceeds from exercise of options	1,240	396
Proceeds from issuance of protected ordinary shares	53,069	—
Proceeds from long-term loan	—	1,295
Repayment of long-term loan	(421)	(438)

Net cash provided by financing activities	53,888	1,253

Effect of exchange rate fluctuations on cash and cash equivalents	(190)	627
Increase in cash and cash equivalents and restricted cash	28,089	1,700
Cash and cash equivalents at the beginning of the year	27,866	26,166

Cash and cash equivalents at the end of the year	$55,955	$27,866

Supplemental non-cash disclosure:
Purchase of property and equipment	$4	$58

Stock-based compensation capitalized in internal-use software	$11	$32

Other expenses capitalized in internal-use software	$54	$106

Protected ordinary shares issuance costs	$74	—

Issuance of protected ordinary shares for acquisition of business*	$1,640	—

Supplemental cash flow disclosure:
Cash paid for taxes	$146	$309

Cash paid for interest	$148	$158

*      See note 3

The accompanying notes are an integral part of the consolidated financial statements

Fiverr International Ltd. and subsidiaries
Notes to consolidated financial statements
U.S. dollars (in thousands, except share and per share data)

Note 1:—General

Fiverr International Ltd. was incorporated on April 29, 2010, under the laws of Israel, and commenced operations on the same date.

In 2013, Fiverr International Ltd. established a wholly owned subsidiary, which operates in the United States of America ("U.S.").

In April 2015, Fiverr International Ltd. established a wholly owned subsidiary in Cyprus, which commenced its operations at the end of 2015.

In October 2018, the Company established a wholly owned subsidiary in Germany and commenced operations on the same date.

Fiverr International Ltd. and its subsidiaries (the "Company") operate a worldwide online marketplace for sellers to sell their services and buyers to buy them. The sellers offer a variety of services using the Company's platform.

Note 2:—Significant accounting policies

The consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the U.S. ("U.S. GAAP"). The significant accounting policies followed in the preparation of the consolidated financial statements, are as follows:

a.
Use of estimates:

  The preparation of consolidated financial statements, in conformity with generally accepted accounting principles, requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes.

  The accounting estimates that require management's subjective judgments include but are not limited to revenue recognition, income taxes, internal-use software costs and stock-based compensation. The Company evaluates its estimates and judgments on an ongoing basis and revises them when necessary. Actual results may differ from the original or revised estimates.

b.
Principles of consolidation:

  The consolidated financial statements include the accounts of the Company. Intercompany transactions and balances have been eliminated upon consolidation.

c.
Unaudited pro forma financial information

  The unaudited pro forma consolidated balance sheet information has been prepared assuming the automatic conversion of all of the outstanding protected ordinary shares into 123,509,922 ordinary shares upon the closing of an initial public offering ("IPO") contemplated by the Company. The unaudited pro forma consolidated balance sheet as of December 31, 2018 has been prepared as though the conversion had occurred as of that date.

Fiverr International Ltd. and subsidiaries
Notes to consolidated financial statements
U.S. dollars (in thousands, except share and per share data) (Continued)

  In contemplation of an IPO, the unaudited pro forma basic and diluted net loss per share attributable to ordinary shareholders have been calculated assuming the automatic conversion of all of the Company's outstanding protected ordinary shares into ordinary shares and as though that conversion had occurred at the beginning of the most recent period presented.

d.
Functional currency:

  The functional currency of the Company is the U.S. dollar, as it is the currency of the primary economic environment in which the Company is operating. Foreign currency transactions and balances have been re-measured to U.S. dollars in accordance with Accounting Standard Codification ("ASC") Topic 830, "Foreign Currency Matters." All transaction gains and losses from re-measurement of monetary balance sheet items denominated in foreign currencies are recorded under financial income, net.

e.
Cash and cash equivalents:

  The Company considers all investments with an original maturity of three months or less at time of purchase to be cash equivalents including amounts related to payment processing companies. Cash restricted by third parties is not considered cash and cash equivalents.

f.
Bank deposits:

  Deposits with maturities of more than three months but less than one year are classified as short term. Such deposits are presented at their costs including accrued interest.

g.
Restricted deposits:

  Restricted deposits are restricted as to withdrawal or use. The Company maintains restricted deposits mainly related to the loan to finance leasehold improvements in the Company's office space. See note 10.

h.
Property and equipment, net:

  Property and equipment are stated at cost, net of accumulated depreciation. Depreciation is calculated using the straight-line method over the estimated useful lives of the assets at the following annual rates:

%

Computers and peripheral equipment	33
Office furniture and equipment	7 - 15
Leasehold improvements	The shorter of the term of the lease or useful life of the asset

Fiverr International Ltd. and subsidiaries
Notes to consolidated financial statements
U.S. dollars (in thousands, except share and per share data) (Continued)

  The long-lived assets of the Company are tested for impairment in accordance with ASC Topic. 360, "Property, Plant and Equipment," whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If assets are considered to be impaired, the impairment is measured by the amount which the carrying amount of the asset exceeds their fair value. No impairment was recorded for the years ended December 31, 2018 and 2017.

i.
Internal-use software:

  Costs incurred to develop internal-use software are capitalized and amortized over the estimated useful life of the software, which is generally three years. In accordance with ASC Topic. 350-40, "Internal-Use Software," capitalization of costs to develop internal-use software begins when preliminary development efforts are successfully completed, the Company has committed project funding and it is probable that the project will be completed, and the software will be used as intended. Costs related to the design or maintenance of internal-use software are expensed as incurred.

  The Company periodically reviews internal-use software costs to determine whether the projects will be completed, placed in service, removed from service, or replaced by other internally developed or third-party software. If the asset is not expected to provide any future benefit, the asset is retired, and any unamortized cost is expensed.

  Capitalized internal-use software costs are recorded under intangible assets.

  When events or changes in circumstances require, the Company assesses the likelihood of recovering the cost of internal-use software. If the net book value is not expected to be fully recoverable, internal-use software would be impaired to its fair value. No impairment was recorded for the years ended December 31, 2018 and 2017.

j.
Business combinations:

  The results of an acquired business in a business combination are included in the Company's consolidated financial statements from the date of acquisition according to the guidance of ASC Topic 805—"Business Combinations". The Company allocates the purchase price, which is the sum of the consideration provided and may consist of cash, equity or a combination of the two, to the identifiable assets and liabilities of the acquired business at their fair values as of the acquisition date. The excess of the purchase price over the amount allocated to the identifiable assets and liabilities, if any, is recorded as goodwill.

  The estimated fair values and useful lives of identifiable intangible assets are based on many factors, including estimates and assumptions of future operating performance and cash flows of the acquired business, the nature of the business acquired and the specific characteristics of the identified intangible assets. The estimates and assumptions used to determine the fair values and useful lives of identified intangible assets could change due to numerous factors, including market conditions, technological developments, economic conditions and competition.

Fiverr International Ltd. and subsidiaries
Notes to consolidated financial statements
U.S. dollars (in thousands, except share and per share data) (Continued)

  Acquisition-related costs incurred by the Company are not included as a component of consideration transferred but are accounted for as an expense in the period in which the costs are incurred.

k.
Goodwill and other purchased intangible assets:

  Goodwill and other purchased intangible assets have been recorded in the Company's financial statements as a result of business combinations.

  Goodwill represents the excess of the aggregate fair value of the consideration transferred in a business combination over the fair value of the assets acquired, net of liabilities assumed. Under ASC Topic 350, "Intangible—Goodwill and other", goodwill is not amortized, but rather is subject to impairment test. ASC 350 allows an entity to first assess qualitative factors to determine whether it is necessary to perform the two-step quantitative goodwill impairment test. If the qualitative assessment does not result in a more likely than not indication of impairment, no further impairment testing is required. If it does result in a more likely than not indication of impairment, the two-step impairment test is performed. Alternatively, ASC 350 permits an entity to bypass the qualitative assessment for any reporting unit and proceed directly to performing the first step of the goodwill impairment test. The Company operates in one reporting segment, and this segment comprises its only reporting unit. The Company elected to perform an annual impairment test of goodwill as of October 1st of each year, or more frequently if impairment indicators are present.

  Intangible assets that are considered to have definite useful life are amortized using the straight-line basis over their estimated useful lives, which range from 3 to 10 years. The carrying amount of these assets is reviewed whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. If the asset is considered to be impaired, the amount of any impairment is measured as the difference between the carrying value and the fair value of the impaired asset. No impairment was recorded in the years ended December 31, 2018 and 2017.

l.
Derivatives and hedging:

  Derivatives are recognized at fair value as either assets or liabilities in the consolidated balance sheets in accordance with ASC Topic 815, "Derivative and Hedging". The gain or loss of derivatives which are designated and qualify as hedging instruments in a cash flow hedge, is recorded under accumulated other comprehensive loss and reclassified into earnings in the same period or periods during which the hedged transaction affects earnings. Derivatives are classified within Level 2 of the fair value hierarchy as the valuation inputs are based on quoted prices and market observable data of similar instruments.

m.
Fair value of financial instruments:

  The Company measures and discloses the fair value of financial assets and liabilities in accordance with ASC Topic 820, "Fair Value Measurement." Fair value is based on the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

Fiverr International Ltd. and subsidiaries
Notes to consolidated financial statements
U.S. dollars (in thousands, except share and per share data) (Continued)

  Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs.

  The accounting standard establishes a fair value hierarchy that prioritizes observable and unobservable inputs used to measure fair value into three broad levels, which are described below:

  Level 1:    Quoted prices (unadjusted) in active markets that are accessible at the measurement date for assets or liabilities. The fair value hierarchy gives the highest priority to Level 1 inputs.

  Level 2:    Observable inputs that are based on inputs not quoted on active markets but corroborated by market data.

  Level 3:    Unobservable inputs are used when little or no market data is available.

n.
Concentrations of credit risks:

  Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents, bank deposits, user funds and derivatives. The Company reduces its credit risk by placing its cash and cash equivalents, bank deposits and restricted cash in major banks with high credit ratings and payment processing companies in Israel, United Kingdom and the U.S. Generally, funds may be redeemed upon demand and therefore management believes the credit risk is minimal.

  The Company does not have significant off-balance sheet concentration of credit risk.

o.
Employee related obligations:

  The Company accounts for employee related obligations in accordance with ASC Topic 715 "Compensation—retirement benefits." The Israeli Severance Pay Law, 1963 ("Severance Pay Law"), specifies that employees are entitled to severance payment, following the termination of their employment. Under the Severance Pay Law, the severance payment is calculated as one-month salary for each year of employment, or a portion thereof. The Company's liability for severance pay is covered by the provisions of Section 14 of the Severance Pay Law ("Section 14"). Under Section 14 employees are entitled to monthly deposits, at a rate of 8.33% of their monthly salary, contributed on their behalf to their insurance funds. Payments in accordance with Section 14 release the Company from any future severance payments in respect of those employees.

  As a result, the Company does not recognize any liability for severance pay due to these employees and the deposits under Section 14 are not recorded as an asset in the Company's balance sheet. Severance costs amounted to $1,638 and $1,194 for the year ended December 31, 2018 and 2017, respectively.

  The Company's U.S. Subsidiary has a 401(K) defined contribution plan covering certain employees in the U.S. All eligible employees may elect to contribute up to 100%, but generally not greater than $18.5 per year, of their annual compensation to the plan through salary deferrals, subject to Internal Revenue Service limits. The U.S. Subsidiary matches 50% of the first 6% of employee contributions.

Fiverr International Ltd. and subsidiaries
Notes to consolidated financial statements
U.S. dollars (in thousands, except share and per share data) (Continued)

  The expenses recorded by the U.S. subsidiary for matching contributions were immaterial for the years ended December 31, 2018 and 2017.

p.
User funds and user accounts

  In 2018, the Company entered into an arrangement with an existing payment service provider to hold funds paid by buyers. These funds were recorded under user funds. User accounts consist of buyers' prepayments until the transaction is completed, credits issued upon cancellations and seller fees that have not yet been withdrawn. The Company records user funds and user accounts under current assets and liabilities, respectively.

q.
Revenue

  The Company's revenue is primarily comprised of transaction fees and service fees.

  The Company recognizes revenue in accordance with ASC Topic 605 "Revenue Recognition" and related authoritative guidance. Revenue is recognized when all of the following criteria are met: (i) persuasive evidence of an arrangement exists; (ii) fees are fixed or determinable; (iii) the collection of the fees is reasonably assured; and (iv) services have been rendered.

  Revenues are recorded net of provisions for cancelations, which can be reasonably estimated, based on the Company's historical experience and management's expectations. The Company recognizes revenue from transaction and service fees upon the completion of each order.

  The Company presents revenue in accordance with ASC Topic 605-45, "Revenue Recognition-Principal Agent Considerations." The determination of whether the Company is the principal or agent, and whether revenue should be presented on a gross basis for the amount billed or on a net basis for the amount earned from each transaction, requires the Company to evaluate a number of indicators. Revenue from transaction fees was recognized on a net basis since the Company has concluded that it acts as an agent, mainly since it does not take responsibility for the sellers' services and therefore it is not the primary obligor in the transaction and doesn't have latitude in price establishment.

  The Company recognizes revenue from unused user accounts balances once the likelihood of the users exercising their unused accounts balances becomes remote and the Company is not required to remit such unused account balances to a third party in accordance with applicable unclaimed property laws. The amounts recognized for the years ended December 31, 2018 and 2017 were immaterial. Also see note 2p.

r.
Cost of revenue:

  Cost of revenue is mainly comprised of server hosting fees, costs of the Company's customer support personnel, amortization of capitalized internal-use software and developed technology, expenses related to payment processing companies' fees and other.

Fiverr International Ltd. and subsidiaries
Notes to consolidated financial statements
U.S. dollars (in thousands, except share and per share data) (Continued)

s.
Research and development expenses:

  Research and development expenses are primarily comprised of costs of the Company's research and development personnel and other development related expenses. Research and development costs are expensed as incurred, except to the extent that such costs are associated with internal-use software that qualifies for capitalization.

t.
Sales and marketing expenses:

  Sales and marketing expenses are primarily comprised of costs of the Company's marketing personnel, performance marketing investments, retention, branding costs, amortization of customer relationships and trade name and other advertising costs. Sales and marketing expenses are expensed as incurred.

  Advertising costs were $34,843 and $24,813 for the years ended December 31, 2018 and 2017, respectively.

u.
General and administrative expenses:

  General and administrative expenses primarily include costs of the Company's executive, finance, legal, business development and other administrative personnel, costs associated with fraud risk reduction and other. General and administrative expenses are expensed as incurred.

v.
Share based compensation:

  The Company accounts for share-based compensation in accordance with ASC Topic 718, "Compensation—Stock Compensation." Share options are mainly awarded to employees and members of the Company's board of directors and measured at fair value at each grant date. The Company calculates the fair value of share options on the date of grant using the Black-Scholes option-pricing model and the expense is recognized over the requisite service period for awards expected to vest using the straight-line method.

  The requisite service period for share options is generally four years. The Company recognizes forfeitures as they occur.

  The Black-Scholes option-pricing model requires the Company to make a number of assumptions, including the value of the Company's ordinary shares, expected volatility, expected term, risk-free interest rate and expected dividends. The Company evaluates the assumptions used to value option awards upon each grant of share options. Expected volatility was calculated based on the implied volatilities from market comparisons of certain publicly traded companies and other factors. The expected option term was calculated based on the simplified method, which uses the midpoint between the vesting date and the contractual term, as the Company does not have sufficient historical data to develop an estimate based on participant behavior. The risk-free interest rate was based on the U.S. treasury bonds yield with an equivalent term. The Company has not paid dividends and has no foreseeable plans to pay dividends.

Fiverr International Ltd. and subsidiaries
Notes to consolidated financial statements
U.S. dollars (in thousands, except share and per share data) (Continued)

  The fair value of ordinary shares underlying the options has historically been determined by management and approved by the Company's board of directors. Because there has been no public market for the Company's ordinary shares, the Company's management has determined fair value of an ordinary share at the time of grant of the option by considering a number of objective and subjective factors including financing investment rounds, operating and financial performance, the lack of liquidity of share capital and general and industry specific economic outlook, amongst other factors. The fair value of the underlying ordinary shares will be determined by the Company's management until such time as the Company's ordinary shares are listed on an established stock exchange. The Company's management determined the fair value of ordinary shares based on valuations performed using the Option Pricing Method ("OPM") and the Probability Weighted Expected Return Method ("PWERM") subject to relevant facts and circumstances for the years ended December 31, 2018, and 2017.

w.
Income taxes:

  The Company accounts for income taxes in accordance with ASC Topic 740, "Accounting for Income Taxes," using the liability method. Under the liability method, deferred assets and liabilities are recognized based upon anticipated future tax consequences attributable to differences between financial statement carrying amounts of assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using the enacted tax rates that will be in effect for the years in which those tax assets are expected to be realized or settled.

  The Company regularly assesses the likelihood that its deferred tax assets will be realized from recoverable income taxes or recovered from future taxable income based on the realization criteria set forth in the relevant authoritative guidance. To the extent the Company believes any amounts are not more likely than not to be realized, the Company records a valuation allowance to reduce its deferred tax assets. The realization of deferred tax assets is dependent upon future earnings, if any, the timing and amount of which are uncertain. Accordingly, the net deferred tax assets have been fully offset by a valuation allowance. If the Company subsequently realizes or determines it is more likely than not that it will realize deferred tax assets that were previously determined to be unrealizable, the respective valuation allowance would be reversed, resulting in an adjustment to earnings in the period such determination is made.

  The Company recognizes potential liabilities based on its estimate of whether, and the extent to which, additional taxes will be due. These liabilities are established utilizing a two-step approach when the Company believes that certain positions might be challenged despite its belief that its tax return positions are fully supportable. The first step requires the Company to determine if the weight of available evidence indicates a tax position is more likely than not to be sustained upon audit. The second step is based on the largest amount of benefit, which is more likely than not to be realized on ultimate settlement.

  Any interest and penalties related to unrecognized tax benefits are recorded as income tax expense. The Company adjusts these liabilities in light of changing facts and circumstances, such as the outcome of a tax audit or changes in the tax law.

Fiverr International Ltd. and subsidiaries
Notes to consolidated financial statements
U.S. dollars (in thousands, except share and per share data) (Continued)

x.
Segment reporting:

  The Company identifies operating segments in accordance with ASC Topic 280, "Segment Reporting" as components of an entity for which discrete financial information is available and is regularly reviewed by the chief operating decision maker, or decision-making group, in making decisions regarding resource allocation and evaluating financial performance. The Company defines the term "chief operating decision maker" to be its chief executive officer. The Company determined it operates in one operating segment and one reportable segment, as its chief operating decision maker reviews financial information presented only on a consolidated basis for purposes of allocating resources and evaluating financial performance.

y.
Loss per share:

  The Company computes basic loss per share in accordance with ASC Topic 260, "Earnings per Share" by dividing the net loss attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the year. Diluted loss per share is computed by taking into account the potential dilution that could occur upon the exercise of options granted under stock-based compensation plans using the treasury stock method.

  The Company's protected ordinary shares only have preference in liquidation without any participation rights, therefore application of the two-class method to compute loss per share was not required. The potentially dilutive options to purchase ordinary shares that were excluded from the computation amounted to 19,900,433 and 16,354,717 for the years ended December 31, 2018 and 2017, respectively, because including them would have been anti-dilutive.

z.
Contingencies:

  The Company accrues for loss contingencies when losses become probable and are reasonably estimable. If the reasonable estimate of the loss is a range and no amount within the range is a better estimate, the minimum amount of the range is recorded as a liability. The Company does not accrue for contingent losses that, in its judgment, are considered to be reasonably possible, but not probable; however, it discloses the range of such reasonably possible losses.

aa.
Recently adopted accounting pronouncements:

  As an "emerging growth company," the Jumpstart Our Business Startups Act ("JOBS Act") allows the Company to delay adoption of new or revised accounting pronouncements applicable to public companies until such pronouncements are made applicable to private companies. The Company has elected to use this extended transition period under the JOBS Act. The adoption dates discussed below reflects this election.

  In May 2017, the FASB issued ASU 2017-09, "Scope of Modification Accounting," which provides guidance about which changes to the terms or conditions of a share-based payment award require an entity to apply modification accounting. The new guidance is to be applied on a prospective basis, is effective for the annual and interim periods beginning after December 15, 2017 and early adoption is

Fiverr International Ltd. and subsidiaries
Notes to consolidated financial statements
U.S. dollars (in thousands, except share and per share data) (Continued)

  permitted. The Company adopted this guidance in 2018 with no material impact on its consolidated financial statements.

  In August 2017, the FASB issued ASU 2017-12, ASC Topic 815 "Derivatives and Hedging: Targeted Improvements to Accounting for Hedging Activities", which simplifies the application of the hedge accounting guidance and improves the financial reporting through changes to both designation and measurement for qualifying hedging relationships and the presentation of hedge results. Further, the new guidance allows more flexibility in the requirements to qualify and maintain hedge accounting.

  The standard will be effective for annual reporting periods beginning after December 15, 2019. Early adoption is permitted. The Company early adopted this guidance in 2018. The Company's derivatives and hedging activities were recorded in accordance with this guidance.

ab.
Recently issued accounting pronouncements not yet adopted:

  In May 2014, the FASB issued ASU 2014-09 ASC Topic 606 "Revenue from Contracts with Customers." The new guidance includes a new comprehensive revenue recognition guidance which will supersede the current revenue recognition guidance including industry specific guidance. Under the new guidance, a good or service is transferred to the customer when (or as) the customer obtains control of the good or service. The guidance provides a five-step analysis of transactions to determine when and how revenue is recognized. Other major provisions include capitalization of certain contract costs, consideration of the time value of money in the transaction price and allowing estimates of variable consideration to be recognized before contingencies are resolved in certain circumstances. The guidance also requires enhanced disclosures regarding the nature, amount, timing and uncertainty of revenue and cash flows arising from an entity's contracts with customers. In March, April and May 2016, the FASB issued three additional updates regarding identifying performance obligations and licensing, certain principal versus agent considerations and various narrow scope improvements based on practical questions raised by users. In September 2017, the FASB issued additional amendments providing clarification and implementation guidance. The guidance may be adopted through either retrospective application to all periods presented in the financial statements (full retrospective approach) or through a cumulative effect adjustment to retained earnings at the effective date (modified retrospective approach). The guidance is effective for the annual period beginning after December 15, 2018 and interim periods beginning after December 15, 2019. The Company does not anticipate a material impact on its revenue recognition practices nor an accumulated impact following the adoption of the new guidance. The Company will adopt the new standard using the modified retrospective approach.

  In February 2016, the FASB issued ASU 2016-02, "Leases," related to how an entity should recognize lease assets and lease liabilities. The guidance specifies that an entity that is a lessee under lease agreements should recognize lease assets and lease liabilities for those leases classified as operating leases under previous FASB guidance. Accounting for leases by lessors is largely unchanged under the new guidance. In September 2017, the FASB issued additional amendments providing clarification and implementation guidance. In January 2018, the FASB issued an update that permits an entity to elect an optional transition practical expedient to not evaluate land easements that existed or expired before the entity's adoption of the new standard and that were not previously accounted for as leases.

Fiverr International Ltd. and subsidiaries
Notes to consolidated financial statements
U.S. dollars (in thousands, except share and per share data) (Continued)

  The provisions of ASU 2016-02 are to be applied using a modified retrospective approach. In July 2018, the FASB issued an update, which provides entities with an additional (and optional) transition method to adopt the new leases standard. Under this method, an entity initially applies the new leases standard at the adoption date and recognizes a cumulative-effect adjustment to the opening balance of retained earnings in the period of adoption. Consequently, the prior comparative period's financials will remain the same as those previously presented. The new standard becomes effective for the Company for the annual and interim period beginning after December 15, 2019 and requires a modified retrospective adoption, with early adoption permitted. The Company is currently evaluating the impact of adopting this new guidance on its financial statements.

  In October 2016, the FASB issued ASU 2016-16 Topic 740, "Income Taxes: Intra-Entity Transfers of Assets Other Than Inventory". The new guidance eliminates the exception to the recognition requirements under the standard for intra-entity transfers of an asset other than inventory. As a result, an entity should recognize the income tax consequences when the transfer of assets other than inventory occurs. The new guidance becomes effective for the Company for the annual and interim periods beginning after December 15, 2019. The Company is currently evaluating the impact of adopting this new guidance on its financial statements.

  In January 2017, the FASB issued ASU 2017-01, ASC Topic 805 "Business Combinations: Clarifying the Definition of a Business", which provides a more robust framework to use in determining when a set of assets and activities is a business. Because the current definition of a business is interpreted broadly and can be difficult to apply, stakeholders indicated that analyzing transactions is inefficient and costly and that the definition does not permit the use of reasonable judgment. This standard is effective for annual reporting periods beginning after December 15, 2018, including interim reporting periods within those annual reporting periods, with early adoption permitted. The Company does not anticipate a material impact on its financial statements.

  In January 2017, the FASB issued ASU 2017-04, ASC Topic 350 "Intangibles—Goodwill and Other: Simplifying the Test for Goodwill Impairment." The standard eliminates the requirement to measure the implied fair value of goodwill by assigning the fair value of a reporting unit to all assets and liabilities within that unit ("the Step 2 test") from the goodwill impairment test. Instead, if the carrying amount of a reporting unit exceeds its fair value, an impairment loss is recognized in an amount equal to that excess, limited by the amount of goodwill in that reporting unit. The standard will become effective for the fiscal years beginning December 15, 2021 and must be applied to any annual or interim goodwill impairment assessments after that date. Early adoption is permitted. The Company does not anticipate a material impact on its financial statements.

  In June 2018, the FASB issued ASU 2018-07, ASC Topic 718 "Compensation—Stock Compensation: Improvement to Nonemployee Share-Based Payments Accounting". This guidance simplifies the accounting for non-employee share-based payment transactions. The amendments specify that ASC Topic 718 applies to all share-based payment transactions in which a grantor acquires goods or services to be used or consumed in a grantor's own operations by issuing share-based payment awards. The guidance is effective for fiscal years beginning after December 31, 2019. The Company is currently evaluating the impact of adopting this new guidance on its financial statements.

Fiverr International Ltd. and subsidiaries
Notes to consolidated financial statements
U.S. dollars (in thousands, except share and per share data) (Continued)

Note 3:—Certain transactions

a.
And Co. acquisition

  In January 2018, the Company acquired all the outstanding shares of And Co Ventures Inc. ("And Co."), a company that offers a platform for online back office service to assist freelancers with invoicing, contracts, proposals, expense tracking, time tracking and task management. The total consideration of the purchase was $3,250 in cash, out of which $500 was placed in escrow, and an additional amount of $1,640 in A3 protected ordinary shares. The results of operations of And Co. were consolidated in the Company's financial statements commencing the date of acquisition, and And Co. was merged into the Company's U.S. Subsidiary. The agreement stipulated additional compensation in the amount of $566, subject to continuing employment to the founders of And Co. and a $1,125 signing bonus to certain employees, out of which the Company recorded $1,500 under operating expenses for the year ended December 31, 2018.

  The table below summarizes the fair value of the acquired assets and assumed liabilities and the resulting goodwill as of the acquisition date:

Cash	$574
Deposit(1)	20
Other(1)	9
Developed technology(2)	1,320
Customer relationships(3)	1,060
Trade name(4)	610
Goodwill(5)	1,381

Total acquired assets	4,974
Accrued expenses and other(1)	84

Total assumed liabilities	84

Net assets acquired	$4,890

(1)    As of the acquisition date fair value approximated the book value.

(2)    The estimated amortization period of developed technology is five years.

(3)    The estimated amortization period of customer relationships is three years.

(4)   The estimated amortization period of trade name is ten years.

(5)    Goodwill is largely attributable to expected synergies following the acquisition, as well as future economic benefits arising from other assets acquired that could not be separately recognized at this time. Goodwill is not deductible for tax purposes.

  The Company incurred approximately $64 in acquisition expenses, which were recorded under general and administrative expenses.

  Pro forma results of operations related to this acquisition have not been prepared because they are not material to the Company's consolidated statements of operations.

Fiverr International Ltd. and subsidiaries
Notes to consolidated financial statements
U.S. dollars (in thousands, except share and per share data) (Continued)

b.
Other transactions:

  In April 2018, the Company was provided with a credit facility, according to which a total amount of $30,000 will be available for future utilization. According to the agreement, the Company will pay interest and grant warrants for Company's A3 protected ordinary shares to the financing provider at a rate equal to 4% of any amounts advanced under the facility, subject to certain conditions. The credit facility is not subject to financial covenants. As of December 31, 2018, the Company has not borrowed any amounts under the credit facility.

Note 4:—Fair value of financial instruments

The following tables set forth the fair value of the Company's financial assets measured at fair value as of:

	December 31, 2018
	Level 1	Level 2	Level 3

Cash and cash equivalents:
Cash in bank	$15,850	$—	$—
Deposits	40,105	—	—
Restricted deposits	3,518	—	—
Derivatives	—	(598)	—

	$59,473	$(598)	$—

	December 31, 2017
	Level 1	Level 2	Level 3

Cash and cash equivalents:
Cash in bank	$23,892	$—	$—
Deposits	3,974	—	—
Bank deposits	30,000	—	—
Restricted deposits	4,000	—	—

	$61,866	$—	$—

The fair value of other financial instruments included in working capital and other non-current assets and liabilities approximate their carrying value.

Fiverr International Ltd. and subsidiaries
Notes to consolidated financial statements
U.S. dollars (in thousands, except share and per share data) (Continued)

Note 5:—Property and equipment, net

Property and equipment, net consisted of the following as of:

	December 31,
	2018	2017

Computers and peripheral equipment	$1,333	$1,002
Office furniture and equipment	952	884
Leasehold improvements	4,981	4,767

	7,266	6,653
Less—accumulated depreciation	(2,123)	(1,383)

	$5,143	$5,270

Depreciation expenses were $820 and $740 for the years ended December 31, 2018 and 2017, respectively.

Note 6:—Intangible assets, net

Intangible assets, net consisted of the following as of:

	December 31,
	2018	2017

Capitalized internal-use software	$3,005	$2,216
Developed technology	1,320	—
Customer relationships	1,060	—
Trade name	610	—

	5,995	2,216
Less—accumulated amortization	(1,930)	(500)

	$4,065	$1,716

The Company capitalized amounts of $789 and $1,337 in connection with internal-use software for the years ended December 31, 2018 and 2017, respectively. The capitalized amount included an amount of $11 and $32 in connection with stock-based compensation for the years ended December 31, 2018 and 2017, respectively.

Amortization expenses amounted to $1,430 and $350 for the years ended December 31, 2018 and 2017, respectively.

The estimated future amortization of intangible assets as of December 31, 2018 was as follows:

2019	$1,563
2020	1,330
2021	517
2022	325
2023 and thereafter	330

$4,065

Fiverr International Ltd. and subsidiaries
Notes to consolidated financial statements
U.S. dollars (in thousands, except share and per share data) (Continued)

Note 7:—Derivatives and hedging

During 2018 the Company entered into forward contracts to hedge certain forecasted payments denominated in NIS, mainly payroll and rent, against exchange rate fluctuations of the U.S. dollar for a period of up to twelve months. The Company recorded the cash flows associated with these derivatives under operating activities.

As of December 31, 2018, the Company had outstanding forward contracts designated as hedging instruments in the aggregate notional amount of $20,400. The fair value of the Company's outstanding forward contracts as of December 31, 2018 amounted to a liability of $598, recorded under other account payables and accrued expenses. During the year ended December 31, 2018, losses of $327 were reclassified from accumulated comprehensive loss when the related expenses were incurred. These losses were recorded in the consolidated statements of operations were as follows:

	Year ended December 31,
	2018	2017

Cost of revenue	$23	$—
Research and development	173	—
Sales and marketing	60	—
General and administrative	71	—

	$327	$—

Note 8:—Other account payables and accrued expenses

Other accounts payable and accrued expenses consisted of the following as of:

	December 31,
	2018	2017

Accrued employee and government authorities	$5,043	$3,613
Accrued expenses and other	4,467	3,812
Other deferred income	123	163
Derivatives	598	—

	$10,231	$7,588

Note 9:—Commitments and contingencies

a.
Lease commitments

  The Company leases cars and office spaces under non-cancelable operating lease agreements that expire through July 2023. The operating lease for the Company's office space in Israel expires on December 2021 and contains a five-year renewal option, which the Company expects to utilize. The Company recognizes rent expenses on a straight-line basis over the non-cancelable lease term. The

Fiverr International Ltd. and subsidiaries
Notes to consolidated financial statements
U.S. dollars (in thousands, except share and per share data) (Continued)

  Company's net rent expenses amounted to $1,732 and $1,273 for the years ended December 31, 2018 and 2017, respectively. In 2016, the Company entered into a non-cancelable agreement to sublease a portion of its Israel office space and recognized a sublease income of $1,367 and $1,481 for the years ended December 31, 2018 and 2017, respectively, under operating expenses.

  The future minimum lease payments under non-cancelable lease agreements as of December 31, 2018 were as follows:

2019	$2,932
2020	2,873
2021	2,777
2022	2,877
2023 and after	8,630

$20,089

  The future minimum amount to be received under the non-cancelable sublease agreement as of December 31, 2018 was $773 for 2019.

b.
Legal contingencies

  The Company is currently not involved in any material claims or legal proceedings. The Company reviews the status of each legal matter it is involved in, from time to time, in the ordinary course of business and assesses its potential financial exposure.

Note 10:—Long term loan and other non-current liabilities

Long-term loan and other long-term liabilities consisted of the following as of:

	December 31,
	2018	2017

Long-term loan less current maturities of long-term loan	$2,792	$3,455
Accrued rent	364	232
Accrual for uncertain tax positions	124	124

	$3,280	$3,811

In 2016, the Company signed a lease agreement for an office space in Israel for a period of five years commencing December 2016, with a five-year renewal option, which the Company expects to utilize.

As part of the agreement, the lessor agreed to finance an amount of $3,963 out of the total cost of leasehold improvements in the office space. The loan is indexed to the consumer price index and bears an effective interest rate of 4.2%. The loan is paid over a period of ten years and is not subject to financial covenants.

Fiverr International Ltd. and subsidiaries
Notes to consolidated financial statements
U.S. dollars (in thousands, except share and per share data) (Continued)

The future payments of long-term loan as of December 31, 2018 were as follows:

2019	$445
2020	464
2021	483
2022	350
2023 and after	1,495

$3,237

Note 11:—Shareholders' equity

a.
Ordinary shares and protected ordinary shares

  Ordinary shares and protected ordinary shares issued and outstanding consisted of the following as of:

	December 31,
	2018	2017

A1 protected ordinary shares	56,811,764	56,811,764
A2 protected ordinary shares	28,782,906	28,782,906
A3 protected ordinary shares	22,411,657	21,829,403
A4 protected ordinary shares	15,503,595	—
Ordinary shares	47,253,906	43,267,832

	170,763,828	150,691,905

  Holders of ordinary shares and protected ordinary shares are entitled to one vote per share and dividends whenever funds are legally available and when, as, and if declared by the Company's board of directors.

  In the event of any liquidation or deemed liquidation as stipulated in the Company's articles of association, whether voluntary or involuntary, all of the assets, funds and dividends of the Company legally available for distribution to the shareholders, and the proceeds received by the shareholders in such event, shall be distributed in the order as follows:

  Holders of A4, A3, A2 and A1 protected ordinary shares shall receive first, second, third and fourth, respectively, an amount equal to the higher of the shareholders' pro-rata portion of the distributable proceeds calculated based on the number of relevant type of protected ordinary shares relative to the total number of issued and outstanding ordinary shares, or the investor adjusted investment amount, which is defined as being the original investment amount less any consideration received by the investor prior to the liquidation or deemed liquidation event.

  Fifth, after payment in full of the A4, A3, A2 and A1 protected ordinary shares, the remaining distributable proceeds, if any, shall be distributed among the holders of ordinary shares of the Company on a pro rata, pari passu basis, calculated based on the number of ordinary shares relative to the total number of issued and outstanding ordinary shares.

Fiverr International Ltd. and subsidiaries
Notes to consolidated financial statements
U.S. dollars (in thousands, except share and per share data) (Continued)

  In November 2018, the Company issued 15,503,595 A4 protected ordinary shares for an aggregate net amount of $52,995 from a new investor and certain existing investors at a share price of $3.42.

b.
Share based compensation:

  In 2011, the board of directors adopted the 2011 share option plan for employees, officers, directors and consultants ("2011 plan"). The purpose of the 2011 plan is to enable the Company to attract and retain qualified personnel and to motivate such personnel by providing them equity participation in the Company. Options are generally granted with contractual terms of up to 10 years and vest quarterly over a period of four years. During 2013, the board of directors amended the 2011 plan to include sub-plan for U.S. optionees ("2011 sub-plan"). In 2018, the board of directors further amended the 2011 plan to include a standard market stand-off provision.

  The number of ordinary shares reserved and available for grant and issuance pursuant to the 2011 plan and 2011 sub-plan were 7,405,400 and 1,500,000 ordinary shares, respectively. The board of directors approved certain increases to ordinary shares available for grant in a total aggregate amount of 18,554,000 as of December 31, 2018. As of December 31, 2018, the total of unallocated ordinary shares was 82,398.

  The following table summarizes the status of the options as of and changes during the years ended:

	December 31,
	2018			2017
	Number of options	Weighted- average exercise price	Weighted- average remaining contractual term (in years)	Number of options	Weighted- average exercise price	Weighted- average remaining contractual term (in years)

Outstanding at the beginning of the year	16,354,717	0.51	7.21	13,354,008	0.39	7.67
Granted	9,420,700	1.24	—	6,337,892	0.74	—
Exercised	(3,986,074)	0.31	—	(1,380,360)	0.28	—
Forfeited and cancelled	(1,888,910)	0.76	—	(1,956,823)	0.56	—

Outstanding at the end of the year	19,900,433	0.88	8.32	16,354,717	0.51	7.21

Exercisable at the end of the year	6,560,871	0.49	6.61	7,860,271	0.33	5.51

  The weighted-average grant-date fair value of options granted was $1.27 and $0.4 for the years ended December 31, 2018 and 2017, respectively.

Fiverr International Ltd. and subsidiaries
Notes to consolidated financial statements
U.S. dollars (in thousands, except share and per share data) (Continued)

  The fair value of these options was estimated on the grant date based on the following weighted average assumptions for the years ended:

	December 31,
	2018	2017

Volatility	45% - 50%	51% - 56%
Expected term in years	5.25 - 6.25	6.25
Risk-free interest rate	2.0% - 3.07%	2.0% - 2.4%
Estimated fair value of ordinary shares	1.3 - 2.76	0.71 - 0.83
Dividend yield	0%	0%

The options outstanding under the 2011 plan and 2011 sub-plan as of December 31, 2018 have been separated into exercise price groups as follows:

Outstanding			Exercisable
Exercise price	Number of options	Weighted average remaining contractual life (in years)	Number of options	Weighted average remaining contractual life (years)

$0.00 - $0.05	909,408	9.16	109,408	3.28
0.24 - 0.3	3,333,954	5.52	3,248,702	5.49
0.67 - 0.83	10,479,071	8.49	3,146,357	7.83
$1.3 - $1.91	5,178,000	9.62	56,404	9.5

	19,900,433	8.32	6,560,871	6.61

Aggregate intrinsic value	$37,497		$14,888

  Intrinsic value represents the potential amount receivable by the option holders had all option holders exercised their options as of such date.

  The aggregate intrinsic value of the exercised options was $1,664 and $593 for the years ended December 31, 2018 and 2017, respectively.

  The grant-date fair value of vested options was $972 and $501 for the years ended December 31, 2018 and 2017, respectively.

Fiverr International Ltd. and subsidiaries
Notes to consolidated financial statements
U.S. dollars (in thousands, except share and per share data) (Continued)

  The total unrecognized compensation cost as of December 31, 2018 was $11,666, which will be recognized over a weighted-average period of 3.4 years. Stock-based compensation costs included in the consolidated statements of operations were as follows:

	Year ended December 31,
	2018	2017

Cost of revenue	$12	$20
Research and development	731	286
Sales and marketing	1,480	836
General and administrative	9,425	261

	$11,648	$1,403

c.
Secondary market transactions

  During 2018, certain ordinary shareholders (including employees or former employees and certain directors of the Company) sold the Company's ordinary shares in secondary market transactions to an existing investor of the Company. They sold an aggregate amount of 4,547,576 ordinary shares for an aggregate consideration of $15,000 at an average price of $3.2-$3.35 per share. The incremental value between the sale price and the fair value of the ordinary shares at each date of sale resulted in aggregate stock-based compensation cost of $9,187 for the year ended December 31, 2018, recorded under operating expenses.

Note 12:—Income taxes

a.
Loss before income taxes:

  The following are the domestic and foreign components of the Company's loss before income taxes:

	Year ended December 31,
	2018	2017

Domestic	$(32,688)	$(18,858)
Foreign	(3,373)	(172)

	$(36,061)	$(19,030)

Fiverr International Ltd. and subsidiaries
Notes to consolidated financial statements
U.S. dollars (in thousands, except share and per share data) (Continued)

b.
Income taxes:

  The following are the domestic and foreign components of the Company's income taxes:

	Year ended December 31,
	2018	2017

Domestic	$—	$—
Foreign	—	294

	$—	$294

  The reconciliation of the tax benefit at the Israeli statutory tax rate to the Company's income taxes is as follows:

	Year ended December 31,
	2018	2017

Loss before income taxes	$(36,061)	$(19,030)
Statutory tax rate	23.0%	24.0%

Theoretical tax benefit	8,294	4,567
Increase (decrease) in effective tax rate due to:
Change in valuation allowance	(5,822)	(5,431)
Effect of entities with different tax rates	(56)	25
Non-deductible expenses	(2,736)	(474)
Impact of change in statutory tax rate for future periods	—	(248)
Impact of exchange rate on temporary differences	—	1,321
Deductible expense	569	—
Other	(249)	(54)

Effective income taxes	$—	$(294)

c.
Net operating loss carryforward:

  As of December 31, 2018, the Company had an indefinite net operating loss carryforward for Israeli tax purposes of approximately $81,000 and a net operating loss carryforward for U.S. tax purposes of approximately $6,400. These net operating loss carryforwards can be carried forward and offset against taxable income.

d.
Deferred income taxes:

  Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes

Fiverr International Ltd. and subsidiaries
Notes to consolidated financial statements
U.S. dollars (in thousands, except share and per share data) (Continued)

  The principal components of the Company's deferred tax assets are as follows:

	December 31,
	2018	2017

Deferred tax assets, net:
Research and development expenses and other	$5,595	$3,817
Intangible assets from acquisition of business and other	(203)	—
Net operating loss carryforwards*	20,104	16,393

	25,496	20,210
Less—valuation allowance in respect of net operating loss carryforwards	(25,496)	(20,210)

* The amounts are shown after a reduction of a corresponding uncertain tax position in the amount of $148.	$—	$—

  Based on the available evidence, management believes that it is more likely than not that certain of its deferred tax assets relating to net operating loss carryforwards and other temporary differences will not be realized and accordingly, a valuation allowance has been provided.

  As of December 31, 2018, and 2017, the Company has not provided a deferred tax liability in respect of cumulative undistributed earnings relating to the Company's foreign subsidiaries, as the Company intends to keep these earnings permanently invested.

e.
Tax assessments:

  As of December 31, 2018, the Company had open tax years for the periods between 2013 and 2018 in Israel and for the periods between 2015 and 2018 for the U.S. subsidiary.

f.
Basis of taxation:

  The Israeli corporate tax rate was 23% and 24% for the year ended December 31, 2018 and 2017, respectively.

  The Company has elected 2012 to be its election year to be eligible for "Beneficiary Enterprise" standing under amendment No. 60 to tax benefits section No. 51 to the Law for the Encouragement of Capital Investments, 1959 (the "Law").

  Pursuant to the provisions of the Law, in the event that the Company is profitable for tax purposes, the Company's undistributed income will be tax-exempt for a period of two years beginning from the year in which taxable income is first earned. In the remaining years of benefits (between three to eight years, depending on the level of non-Israeli investments), the Company will be liable to reduced corporate tax at the rate of 10% to 25%, based on the percentage of foreign ownership.

  Any income derived from sources other than from the Beneficiary Enterprise is subject to the statutory corporate tax rate.

Fiverr International Ltd. and subsidiaries
Notes to consolidated financial statements
U.S. dollars (in thousands, except share and per share data) (Continued)

  The period of tax benefits described above is subject to limits of 12 years from the commencement of production, or 14 years from the approval date, whichever is earlier.

  The entitlement to the above benefits is conditional upon the Company's fulfilling the conditions stipulated by the Law, regulations published thereunder and the letters of approval for the specific investments in "Beneficiary Enterprise." In the event of failure to comply with these conditions, the benefits may be canceled, and the Company may be required to refund the amount of the benefits, in whole or in part, including interest.

  In December 2016, the Economic Efficiency Law (Legislative Amendments for Applying the Economic Policy for the 2017 and 2018 Budget Years), 2016 which includes Amendment No. 73 to the Law for the Encouragement of Capital Investments (the "2017 Amendment") which reduces the corporate income tax rate to 24% (instead of 25%) effective from January 1, 2017 and to 23% effective from January 1, 2018. In addition, according to the 2017 Amendment, a preferred enterprise located in development area A will be subject to a tax rate of 7.5% instead of 9% effective from January 1, 2017 and thereafter (the tax rate applicable to preferred enterprises located in other areas remains at 16%).

  In December 2016, pursuant to amendment No. 73 to the law, the tax rate on preferred Technological Enterprise income was reduced to 12%. This amendment became effective in January 2017. The Company is currently evaluating the scope of the amendment.

  On December 22, 2017, the Tax Cuts and Jobs Act (the "Act") was enacted into law. The new legislation represents fundamental and dramatic modifications to the U.S. tax system. The Act contains several key tax provisions that will impact the Company's U.S. subsidiaries, including the reduction of the maximum U.S. federal corporate income tax rate from 35% to 21%, effective January 1, 2018. Other significant changes under the Act include, among others, a one-time repatriation tax on accumulated foreign earnings, a limitation of net operating loss deduction to 80% of taxable income, and indefinite carryover of post-2017 net operating losses. The Act also repeals the corporate alternative minimum tax for tax years beginning after December 31, 2017. Losses generated prior to January 1, 2018 will still be subject to the 20-year carryforward limitation and the alternative minimum tax. Other potential impacts due to the Act include the repeal of the domestic manufacturing deduction, modification of taxation of controlled foreign corporations, a base erosion anti-abuse tax, modification of interest expense limitation rules, modification of limitation on deductibility of excessive executive compensation, and taxation of global intangible low-taxed income.

  The Company has evaluated the effect of the adoption of the Act on its financial statements and adjusted its tax rate for 2018 accordingly, therefore the impact of the change of the tax rate on the deferred tax assets, net was recorded in 2017.

Fiverr International Ltd. and subsidiaries
Notes to consolidated financial statements
U.S. dollars (in thousands, except share and per share data) (Continued)

Note 13:—Segment and geographic information

Revenue attributable to the Company's domicile and other geographic areas based on the location of the buyers was as follows:

	Year ended December 31,
	2018	2017

U.S.	$40,529	$28,261
Europe	15,265	10,141
Asia Pacific	11,076	7,838
Israel	1,156	717
Rest of the world	7,477	5,155

	$75,503	$52,112

Property and equipment by geographical areas were as follows:

	December 31,
	2018	2017

U.S.	$343	$148
Israel	4,800	5,122

	$5,143	$5,270

Note 14:—Subsequent events

In February 2019, the Company acquired all of the outstanding shares of ClearVoice, Inc. ("ClearVoice"), a subscription-based content marketing platform for a cash amount of $12,000. The agreement stipulates additional contingent payments to shareholders of ClearVoice in an aggregate amount of up to $8,000 subject to certain financial conditions.

In February 2019, the Company issued 1,222,612 A4 protected ordinary shares for an aggregate amount of $4,185 to an existing investor at a share price of $3.42. This transaction was an extension of the November 2018 issuance of A4 protected ordinary shares, see note 11a.

                    shares

Ordinary shares

                           , 2019

Prospectus

J.P. Morgan	Citigroup

Through and including                    , 2019 (the 25th day after the date of this prospectus), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This in addition to the dealer's obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

Part II
Information not required in prospectus

Item 6.    Indemnification of directors and officers.

Under the Companies Law, a company may not exculpate an office holder from liability for a breach of the duty of loyalty. An Israeli company may exculpate an office holder in advance from liability to the company, in whole or in part, for damages caused to the company as a result of a breach of duty of care but only if a provision authorizing such exculpation is included in its articles of association. Our amended and restated articles of association to be effective upon the closing of this offering include such a provision. An Israeli company may not exculpate a director from liability arising out of a prohibited dividend or distribution to shareholders.

An Israeli company may indemnify an office holder in respect of the following liabilities and expenses incurred for acts performed as an office holder, either in advance of an event or following an event, provided a provision authorizing such indemnification is contained in its articles of association:

•
financial liability imposed on him or her in favor of another person pursuant to a judgment, settlement or arbitrator's award approved by a court. However, if an undertaking to indemnify an office holder with respect to such liability is provided in advance, then such an undertaking must be limited to events which, in the opinion of the board of directors, can be foreseen based on the company's activities when the undertaking to indemnify is given, and to an amount or according to criteria determined by the board of directors as reasonable under the circumstances, and such undertaking shall detail the abovementioned events and amount or criteria;

•
reasonable litigation expenses, including attorneys' fees, incurred by the office holder (1) as a result of an investigation or proceeding instituted against him or her by an authority authorized to conduct such investigation or proceeding, provided that (i) no indictment was filed against such office holder as a result of such investigation or proceeding; and (ii) no financial liability, such as a criminal penalty, was imposed upon him or her as a substitute for the criminal proceeding as a result of such investigation or proceeding or, if such financial liability was imposed, it was imposed with respect to an offense that does not require proof of criminal intent and (2) in connection with a monetary sanction;

•
reasonable litigation expenses, including attorneys' fees, incurred by the office holder or imposed by a court in proceedings instituted against him or her by the company, on its behalf or by a third-party or in connection with criminal proceedings in which the office holder was acquitted or as a result of a conviction for an offense that does not require proof of criminal intent; and

•
expenses, including reasonable litigation expenses and legal fees, incurred by an office holder in relation to an administrative proceeding instituted against such office holder, or certain compensation payments made to an injured party imposed on an office holder by an administrative proceeding, pursuant to certain provisions of the Israeli Securities Law, 1968 (the "Israeli Securities Law").

An Israeli company may insure an office holder against the following liabilities incurred for acts performed as an office holder if and to the extent provided in the company's articles of association:

•
a breach of the duty of loyalty to the company, to the extent that the office holder acted in good faith and had a reasonable basis to believe that the act would not prejudice the company;

•
a breach of the duty of care to the company or to a third-party, including a breach arising out of the negligent conduct of the office holder;

•
a financial liability imposed on the office holder in favor of a third-party;

•
a financial liability imposed on the office holder in favor of a third-party harmed by a breach in an administrative proceeding; and

•
expenses, including reasonable litigation expenses and legal fees, incurred by the office holder as a result of an administrative proceeding instituted against him or her, pursuant to certain provisions of the Israeli Securities Law.

An Israeli company may not indemnify or insure an office holder against any of the following:

•
a breach of the duty of loyalty, except to the extent that the office holder acted in good faith and had a reasonable basis to believe that the act would not prejudice the company;

•
a breach of the duty of care committed intentionally or recklessly, excluding a breach arising out of the negligent conduct of the office holder;

•
an act or omission committed with intent to derive illegal personal benefit; or

•
a fine, monetary sanction or forfeit levied against the office holder.

Under the Companies Law, exculpation, indemnification and insurance of office holders must be approved by the compensation committee and the board of directors (and, with respect to directors and the Chief Executive Officer, by shareholders). However, under regulations promulgated under the Companies Law, the insurance of office holders shall not require shareholder approval and may be approved by only the compensation committee, if the engagement terms are determined in accordance with the company's compensation policy, that compensation policy was approved by the shareholders by the same special majority required to approve a compensation policy, provided that the insurance policy is on market terms and the insurance policy is not likely to materially impact the company's profitability, assets or obligations.

Our amended and restated articles of association to be effective upon the closing of this offering allow us to indemnify and insure our office holders for any liability imposed on them as a consequence of an act (including any omission) which was performed by virtue of being an office holder. Our office holders are currently covered by a directors and officers' liability insurance policy.

We have entered into agreements with each of our directors and executive officers exculpating them, to the fullest extent permitted by law, from liability to us for damages caused to us as a result of a breach of duty of care, and undertaking to indemnify them to the fullest extent permitted by law. This indemnification is limited to events determined as foreseeable by the board of directors based on our activities, and to an amount or according to criteria determined by the board of directors as reasonable under the circumstances.

The maximum indemnification amount set forth in such agreements is limited to an amount equal to the higher of $           and         % of our total shareholders' equity as reflected in our most recent consolidated financial statements prior to the date on which the indemnity payment is made. The maximum amount set forth in such agreements is in addition to any amount paid (if paid) under insurance and/or by a third-party pursuant to an indemnification arrangement.

In the opinion of the SEC, indemnification of directors and office holders for liabilities arising under the Securities Act, however, is against public policy and therefore unenforceable.

There is no pending litigation or proceeding against any of our office holders as to which indemnification is being sought, nor are we aware of any pending or threatened litigation that may result in claims for indemnification by any office holder.

Item 7.    Recent sales of unregistered securities.

During the past three years, we issued securities which were not registered under the Securities Act as set forth below. We believe that each of such issuances was exempt from registration under the Securities Act in reliance on Section 4(a)(2) of the Securities Act or Rule 701 and/or Regulation S under the Securities Act.

The following is a summary of transactions during the preceding three fiscal years involving sales of our securities that were not registered under the Securities Act.

In February 2019, we issued 1,222,612 A4 protected ordinary shares for an aggregate amount of approximately $4.2 million to an existing investor at a share price of $3.42.

In November 2018, we sold an aggregate of 15,503,595 ordinary shares to accredited investors at a purchase price of $3.42 per share, for an aggregate of approximately $53.1 million.

In January 2018, we issued an aggregate of 582,254 ordinary shares in connection with the acquisition of And Co Ventures Inc.

Since January 1, 2015, we have issued an aggregate of              ordinary shares pursuant to the exercise of share options by our employees, directors and consultants. These issuances were exempt from the registration requirements of the Securities Act pursuant to Section 4(a)(2) of the Securities Act, Rule 701 and/or Regulation S.

No underwriter or underwriting discount or commission was involved in any of the transactions set forth in Item 7.

Item 8.    Exhibits and financial statement schedules.

(a)    The Exhibit Index is hereby incorporated herein by reference.

(b)   Financial Statement Schedules.

All schedules have been omitted because they are not required, are not applicable or the information is otherwise set forth in the consolidated financial statements and related notes thereto.

Item 9.    Undertakings.

(a)    The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

(b)   Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the "Securities Act") may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the

Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction, the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(c)    The undersigned registrant hereby further undertakes that:

  (1)    For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

  (2)    For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Exhibit index

Exhibit no.		Description

1.1	*	Form of Underwriting Agreement

3.1	*	Articles of Association of the Registrant

3.2	*	Form of Amended and Restated Articles of Association of the Registrant to become effective upon closing of this offering

4.1	*	Specimen share certificate

5.1	*	Opinion of Meitar Liquornik Geva Leshem Tal, counsel to the Registrant, as to the validity of the ordinary shares (including consent)

10.1	*	Form of Indemnification Agreement

10.2	*	Compensation Policy for Directors and Officers

10.3	*	2011 Share Option Plan

10.4	*	2019 Share Incentive Plan

21.1	*	List of subsidiaries of the Registrant

23.1	*	Consent of Kost, Forer, Gabbay & Kasierer, a member of Ernst & Young Global, an independent registered public accounting firm

23.2	*	Consent of Meitar Liquornik Geva Leshem Tal (included in Exhibit 5.1)

24.1	*	Power of Attorney (included in signature page to Registration Statement)

99.1	†	Registrant's Representation under Item 8.A.4

*      To be filed by amendment.

†      Previously submitted

Signatures

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Tel Aviv, Israel on this         day of                       , 2019.

FIVERR INTERNATIONAL LTD.
By:
	Name:	Micha Kaufman
	Title:	Chief Executive Officer

KNOW ALL PERSONS BY THESE PRESENTS that each person whose signature appears below hereby constitutes and appoints Micha Kaufman and Ofer Katz and each of them, his or her true and lawful attorneys-in-fact and agents, with full power to act separately and full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement and all additional registration statements pursuant to Rule 462(b) under the Securities Act of 1933, as amended, and to file the same, with all exhibits thereto, and all other documents in connection therewith, with the Securities and Exchange Commission, granting unto each said attorney-in-fact and agent full power and authority to do and perform each and every act in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or either of them or his or their substitute or substitutes may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons on                           , 2019 in the capacities indicated:

Name	Title

Micha Kaufman	Co-Founder and Chief Executive Officer (Principal Executive Officer)
Ofer Katz	Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)
Philippe Botteri	Director
Adam Fisher	Director
Guy Gamzu	Director
Arad Naveh	Director
Erez Shachar	Director
Shai Wininger	Co-Founder and Director
Nir Zohar	Director

Signature of authorized U.S. representative of registrant

Pursuant to the requirements of the Securities Act of 1933, as amended, the undersigned, the duly authorized representative in the United States of Fiverr International Ltd., has signed this registration statement on                           , 2019.

By:
Name:
Title: